POST-PETITION CREDIT AND SECURITY AGREEMENT

DATED AS OF OCTOBER 21, 2005

by and among

O'SULLIVAN INDUSTRIES, INC.,

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,

O'SULLIVAN INDUSTRIES - VIRGINIA, INC., AND

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

as Borrowers

and

THE OTHER PERSONS PARTY HERETO THAT ARE

DESIGNATED AS CREDIT PARTIES

and

THE CIT GROUP/BUSINESS CREDIT, INC.

as Agent, L/C Issuer, and a Lender

and

THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO

as Lenders

TABLE OF CONTENTS

SECTION 1.   AMOUNTS AND TERMS OF LOANS 2

1.1.   Loans 2
1.2.   Interest and Applicable Margins. 6
1.3.   Fees. 9
1.4.   Payments 11
1.5.   Prepayments. 11
1.6.   Maturity 12
1.7.   Eligible Accounts 13
1.8.   Eligible Inventory 15
1.9.   Loan Accounts 16
1.10.   Yield Protection; Illegality. 17
1.11.   Taxes. 18
1.12.   Omitted. 19
1.13.   Borrower Representative 19
1.14.   Super Priority; Nature of Obligations and the Agent's Liens. 19

SECTION 2.   AFFIRMATIVE COVENANTS 21

2.1.   Compliance With Laws and Contractual Obligations 21
2.2.   Insurance; Damage to or Destruction of Collateral. 21
2.3.   Inspection; Lender Meeting 23
2.4.   Organizational Existence 23
2.5.   Environmental Matters 23
2.6.   Landlords' Agreements, Mortgagee Agreements, Bailee Letters and Real Estate Purchases 24
2.7.   Conduct of Business 25
2.8.   Further Assurances. 25
2.9.   Omitted. 26
2.10.   Cash Management Systems 26
2.11.   Omitted. 26
2.12.   Supplemental Disclosure 26
2.13.   Omitted. 27

SECTION 3.   NEGATIVE COVENANTS 27

3.1.   Post-Petition Date Indebtedness 27
3.2.   Liens and Related Matters. 27
3.3.   Investments 28
3.4.   Post-Petition Date Contingent Obligations 28
3.5.   Restricted Payments 29
3.6.   Restriction on Fundamental Changes 29
3.7.   Disposal of Assets or Subsidiary Stock 29
3.8.   Transactions with Affiliates 29
3.9.   Conduct of Business 30
3.10.   Omitted. 30

3.11.	Fiscal Year	30
3.12.	Press Release; Public Offering Materials	30
3.13.	Subsidiaries	30
3.14.	Bank Accounts	30
3.15.	Hazardous Materials	30
3.16.	ERISA	31
3.17.	Sale-Leasebacks	31
3.18.	Prepayments of Other Indebtedness	31
3.19.	Changes to Material Contracts	31
3.20.	Change of Name or Location	31
3.21.	Pre-Petition Date Indebtedness	31
3.22.	Omitted.	32
3.23.	Reclamation Claims	32
3.24.	Chapter 11 Claims	32
SECTION 4.	FINANCIAL COVENANTS AND REPORTING	32
4.1.	Minimum EBITDA	32
4.2.	Maximum Capital Expenditures	33
4.3.	Minimum Gross Sales	33
4.4.	Omitted.	33
4.5.	Omitted.	33
4.6.	Omitted.	33
4.7.	Omitted.	33
4.8.	Omitted.	33
4.9.	Financial Statements and Other Reports	33
4.10.	Accounting Terms; Utilization of GAAP for Purposes of Calculations Under Agreement	39
SECTION 5.	REPRESENTATIONS AND WARRANTIES	39
5.1.	Disclosure	39
5.2.	No Material Adverse Effect	39
5.3.	No Conflict	39
5.4.	Organization, Powers, Capitalization and Good Standing.	40
5.5.	Financial Statements and Projections	40
5.6.	Intellectual Property	40
5.7.	Investigations, Audits, Etc	40
5.8.	Employee Matters	41
5.9.	Omitted.	41
5.10.	Litigation; Adverse Facts	41
5.11.	Use of Proceeds; Margin Regulations.	41
5.12.	Ownership of Property; Liens	41
5.13.	Environmental Matters.	42
5.14.	ERISA.	43
5.15.	Brokers	44
5.16.	Deposit and Disbursement Accounts	44
5.17.	Agreements and Other Documents	44
5.18.	Insurance	44

5.19. Compliance with Laws and Contractual Obligations 44

5.20. Omitted. 44

SECTION 6.   DEFAULT, RIGHTS AND REMEDIES 45

6.1. Event of Default 45

6.2. Suspension or Termination of Commitments 48

6.3. Acceleration and other Remedies 48

6.4. Performance by Agent 49

6.5. Application of Proceeds 49

SECTION 7.   CONDITIONS TO LOANS 50

7.1. Conditions to Initial Loans 50

7.2. Conditions to All Loans 50

7.3. Conditions to Term Loans 51

SECTION 8.   ASSIGNMENT AND PARTICIPATION 51

8.1. Assignment and Participations. 51

8.2. Agent. 53

8.3. Set Off and Sharing of Payments 58

8.4. Disbursement of Funds 58

8.5. Disbursements of Advances; Payment. 59

SECTION 9.   MISCELLANEOUS 60

9.1. Indemnities 60

9.2. Amendments and Waivers. 61

9.3. Notices 62

9.4. Failure or Indulgence Not Waiver; Remedies Cumulative 63

9.5. Marshaling; Payments Set Aside 63

9.6. Severability 63

9.7. Lenders' Obligations Several; Independent Nature of Lenders' Rights .. 63

9.8. Headings 63

9.9. Applicable Law 64

9.10. Successors and Assigns 64

9.11. No Fiduciary Relationship; Limited Liability 64

9.12. Construction 64

9.13. Confidentiality 64

9.14. Term Lender Purchase Option 65

9.15. WAIVER OF JURY TRIAL 65

9.16. Survival of Warranties and Certain Agreements 66

9.17. Entire Agreement 66

9.18. Counterparts; Effectiveness 66

9.19. Replacement of Non-Funding Lender. 66

9.20. Delivery of Termination Statements and Mortgage Releases 66

9.21. Subordination of Intercompany Debt. 67

SECTION 10.   CROSS-GUARANTY 67

10.1. Cross-Guaranty 67

10.2.	Waivers by Borrowers	68
10.3.	Benefit of Guaranty	68
10.4.	Waiver of Subrogation, Etc	68
10.5.	Election of Remedies	68
10.6.	Limitation	69
10.7.	Contribution with Respect to Guaranty Obligations.	69
10.8.	Liability Cumulative	70
SECTION 11.	SECURITY INTEREST	70
11.1.	Security Interest.	70
11.2.	Continued Priority of Security Interest.	71
SECTION 12.	COLLATERAL COVENANTS	72
12.1.	Maintenance of Records.	72
12.2.	Indemnification With Respect to Collateral.	73
12.3.	Limitation on Liens on Collateral.	73
12.4.	Limitations on Modifications of Accounts.	73
12.5.	Notices.	73
12.6.	Maintenance of Equipment.	73
12.7.	Pledged Collateral.	74
12.8.	Intellectual Property.	75
12.9.	Commercial Tort Claims.	76

POST-PETITION CREDIT AND SECURITY AGREEMENT

This POST-PETITION CREDIT AND SECURITY AGREEMENT is dated as of October 21, 2005 (the "Agreement Date") and entered into by and among O'SULLIVAN INDUSTRIES, INC., a Delaware corporation ("OSI"), O'SULLIVAN FURNITURE FACTORY OUTLET, INC., a Missouri corporation ("OSF"), O'SULLIVAN INDUSTRIES - VIRGINIA, INC., a Virginia corporation ("OSV"), and O'SULLIVAN INDUSTRIES HOLDINGS, INC. ("Holdings"; together with OSI, OSF and OSV sometimes referred to herein as the "Borrowers" and individually as a "Borrower"), the other persons designated as "Credit Parties" on the signature pages hereof, the financial institutions who are or hereafter become parties to this Agreement as Term Lenders, and THE CIT GROUP/BUSINESS CREDIT, INC., a New York corporation (in its individual capacity "CITBC"), as the initial L/C Issuer, Revolving Lender, the Initial Term Lender, and as Agent.

R E C I T A L S :

WHEREAS, on October 14, 2005 (the "Petition Date"), Borrowers filed voluntary petitions with the United States Bankruptcy Court for the Northern District of Georgia (the "Bankruptcy Court") commencing cases under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Cases");

WHEREAS, Borrowers continue to operate their business and manage their properties as debtors and debtors-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, Borrowers have requested that Agent and Lenders provide a debtor-in-possession revolving credit facility in an aggregate amount of up to $30,000,000 (including a letter of credit subline in an aggregate amount of up to $20,000,000) (the "Revolving Line of Credit") and a debtor-in-possession term loan credit facility in the aggregate amount of up to $5,000,000 (the "Term Loan Facility"; together with the Revolving Line of Credit, the "DIP Financing Facility");

WHEREAS, Borrowers intend to utilize such funds to repay the Prior Lender Obligations and to fund their working capital requirements during the pendency of the Chapter 11 Cases;

WHEREAS, Borrowers desire to secure all of their Obligations under the Loan Documents by granting to Agent, for the benefit of Agent and Lenders, a security interest in and lien upon substantially all of their existing and after-acquired personal and real property;

WHEREAS, Borrowers are willing to pledge to Agent, for the benefit of Agent and Lenders, all of the Stock of their Subsidiaries to secure the Obligations; and

WHEREAS, all capitalized terms herein shall have the meanings ascribed thereto in **Annex A** hereto, which is incorporated herein by reference.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrowers, Credit Parties, Lenders and Agent agree as follows:

SECTION 1.
AMOUNTS AND TERMS OF LOANS

1.1.   <u>Loans</u>. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Borrowers and the other Credit Parties contained herein:

(a)   <u>Revolving Loans</u>. Revolving Lender agrees to make available to Borrowers from time to time until the Commitment Termination Date advances (each a "<u>Revolving Credit Advance</u>") requested by Borrower Representative on behalf of Borrowers hereunder up to, as of any date, the lesser of (i) $30,000,000 (the "<u>Revolving Line of Credit Amount</u>") or (ii) the Borrowing Base. Revolving Credit Advances may be repaid and reborrowed; <u>provided</u>, that the amount of any Revolving Credit Advance to be made at any time, except for a Permitted Overadvance, if any, shall not exceed Borrowing Availability. Borrowing Availability may be further reduced by Reserves imposed by Agent in its reasonable credit judgment. Moreover, except as provided in **Section 1.1(c)**, the Revolving Loans outstanding to Borrowers shall not, except for a Permitted Overadvance, if any, exceed at any time the Borrowing Base. All Revolving Loans shall be repaid in full on the Commitment Termination Date. Unless otherwise elected by Revolving Lender pursuant to **Section 1.9**, each Borrower shall execute and deliver to Revolving Lender a note to evidence the Revolving Loan Commitment of Revolving Lender. Each note shall be in the maximum principal amount of the Revolving Loan Commitment of Revolving Lender, dated the Closing Date and substantially in the form of **Exhibit 1.1(a)(i)** (as amended modified, extended, substituted or replaced from time to time, a "<u>Revolving Note</u>" and, collectively, the "<u>Revolving Notes</u>"). Revolving Credit Advances which are to be made as Index Rate Loans may be requested in any amount with one (1) Business Day's prior written notice required for funding requests equal to or greater than $5,000,000. For funding requests for such Revolving Credit Advances less than $5,000,000, written notice must be provided by 1:00 p.m. (New York time) on the Business Day on which such Revolving Credit Advance is to be made. All requests for Revolving Credit Advances that are to be made as LIBOR Loans require three (3) Business Days' prior written notice. Written notices for funding requests shall be in the form attached as **Exhibit 1.1(a)(ii)** ("<u>Notice of Revolving Credit Advance</u>") and shall be accompanied by a certificate of an executive officer, duly completed, in the form attached to such **Exhibit 1.1(a)(ii)**.

(b)   <u>Term Loans</u>. Term Lenders agree to make available to Borrowers from time to time, not sooner than the fifth (5th) Business Day after the Agreement Date, and thereafter until the Commitment Termination Date, advances in increments of $1,000,0000 and integral multiples thereof (each $1,000,000 advance a "<u>Term Loan Advance</u>") up to an aggregate of $5,000,000 (the "<u>Term Loan Amount</u>") upon the occurrence of either of the following events from time to time, and in minimum amounts as described below:

(i)   If Borrowing Availability under the Revolving Line of Credit shall, as of the close of business on any Business Day, be less than $100,000 (the difference between such amount and the actual amount of Borrowing Availability as of such date being referred to hereinafter as the "<u>Shortfall Amount</u>"), Term Lenders shall, not later than 3:00 p.m. (New York time) on the next Business Day, fund, by wire transfer to the account specified in **Section 1.4** and for application by Agent to outstanding Revolving Loan Advances, one or more Term Loan Advances in an aggregate amount not less than the lesser of (A) that integral multiple of $1,000,000 which exceeds the Shortfall Amount by less than $1,000,000 or (B) the difference, as of such Business Day, and prior to giving effect to any additional Term Loan Advance, between the Term Loan Amount and the then outstanding and unpaid principal balance of the Term Loan; or

(ii)   If the aggregate amount, as of the close of business on any Business Day, of (A) outstanding Revolving Loans, (B) amounts available to be drawn under outstanding Letters of Credit issued under the Revolving Credit Facility, (C) the reimbursement obligations of the Borrowers under Letters of Credit issued under the Revolving Line of Credit on which demand for payment has been made at such time and (D) the face amount of Letters of Credit the issuance of which has been authorized by the Agent, shall exceed $29,500,000 (the amount by which such aggregate balance exceeds such amount being hereinafter referred to as the "Excess Amount"), Term Lenders shall, not later than 3:00 p.m. (New York time) on the next Business Day, fund, by wire transfer to the account specified in **Section 1.4** and for application by Agent to outstanding Revolving Loans, one or more Term Loan Advances in an aggregate amount not less than the lesser of (X) that integral multiple of $1,000,000 which exceeds the Excess Amount by less than $1,000,000 or (Y) the difference, as of such Business Day, and prior to giving effect to any additional Term Loan Advance, between the Term Loan Amount and the then outstanding and unpaid principal balance of the Term Loan.

The Term Loan shall be repaid in full on the Commitment Termination Date. Each Borrower shall execute and deliver to each Term Lender a note to evidence the aggregate Term Loan Commitment of each Term Lender. Each note shall be in the maximum principal amount of the Term Loan Commitment of such Term Lender, dated the Closing Date and substantially in the form of **Exhibit 1.1(b)** (each as amended, modified, extended, substituted or replaced from time to time, a "Term Note" and, collectively, the "Term Notes").

(c)   Permitted Overadvances. If at any time Revolving Lender for any reason honors a request by Borrowers for an Overadvance, such Overadvance shall be known as a "Permitted Overadvance" and shall be made in Revolving Lender's sole discretion subject to any additional terms as Revolving Lender deems necessary and shall be repayable upon demand by Revolving Lender. All Permitted Overadvances shall be deemed Revolving Loans and the aggregate amount of all Overadvances at any time outstanding, including, without limitation Permitted Overadvances, shall not exceed the lesser of (i) $4,500,000 or (ii) an amount equal to (A) the Revolving Line of Credit Amount minus (B) the aggregate amount of (1) outstanding Revolving Loans, (2) amounts available to be drawn under outstanding Letters of Credit issued under the Revolving Credit Facility, (3) the reimbursement obligations of the Borrowers under Letters of Credit issued under the Revolving Line of Credit on which demand for payment has been made at such time and (4) the face amount of Letters of Credit the issuance of which has been authorized by the Agent.

(d)   Letters of Credit. The Revolving Loan Commitment may, in addition to Advances under the Revolving Loan, be utilized, upon the request of Borrower Representative on behalf of the applicable Borrower, for the issuance of Letters of Credit.

(i)   Maximum Amount. The aggregate amount of Letter of Credit Obligations with respect to all Letters of Credit outstanding or unreimbursed at any time shall not exceed $20,000,000 (the "L/C Sublimit").

(ii)   Reimbursement.   Borrowers shall be irrevocably and unconditionally obligated forthwith without presentment, demand, protest or other formalities of any kind (including for purposes of **Section 10**), to reimburse any L/C Issuer on demand in immediately available funds for any amounts paid by an L/C Issuer with respect to a Letter of Credit, including all reimbursement payments, Fees, Charges, costs and expenses paid by an L/C Issuer. Borrowers hereby authorize and direct Agent, at Agent's option, to debit Borrowers' account (by increasing the outstanding principal balance of the Revolving Credit Advances) in the amount of any payment made by an L/C Issuer with respect to any Letter of Credit. All amounts paid by an L/C Issuer with respect to any Letter of Credit that are not immediately repaid by Borrowers with the proceeds of a Revolving Credit Advance or otherwise shall bear interest at the interest rate applicable to Revolving Loans which are Index Rate Loans plus, at the election of Agent or Revolving Lender, an additional two percent (2.00%) per annum. In the event Agent elects not to debit Borrowers' account and Borrowers fail to reimburse the L/C Issuer in full on the date of any payment in respect of a Letter of Credit, Agent shall promptly notify Revolving Lender of the amount of such unreimbursed payment and the accrued interest thereon and Revolving Lender, on the next Business Day prior to 3:00 p.m. (New York time), shall deliver to Agent the amount thereof in same day funds. Revolving Lender hereby absolutely and unconditionally agrees to pay to the L/C Issuer upon demand by the L/C Issuer each payment made by the L/C Issuer in respect of a Letter of Credit and not immediately reimbursed by Borrowers or satisfied through a debit of Borrowers' account. Revolving Lender acknowledges and agrees that its obligations pursuant to this subsection in respect of Letters of Credit are absolute and unconditional and shall not be affected by any circumstance whatsoever, including setoff, counterclaim, the occurrence and continuance of a Default or an Event of Default or any failure by Borrowers to satisfy any of the conditions set forth in **Section 7.2**. If Revolving Lender fails to make available to the L/C Issuer the amount of any payments made by the L/C Issuer in respect of a Letter of Credit as provided in this **Section 1.1(d)(ii)**, the L/C Issuer shall be entitled to recover such amount on demand from Revolving Lender together with interest at the Index Rate.

(iii)   Request for Letters of Credit. Borrower Representative shall give Agent at least three (3) Business Days' prior written notice specifying the date a Letter of Credit is requested to be issued (or the amount of any existing Letter of Credit increased or the expiry date of any Letter of Credit extended, each of which (other than an automatic extension) shall constitute an "issuance" of a Letter of Credit), the amount and the name and address of the beneficiary, a description of the transactions proposed to be supported thereby and the name of the Borrower for whose account such Letter of Credit is to be issued, and shall be accompanied by a certificate of an executive officer, duly completed, in the form attached to **Exhibit 1.1(a)(ii)**. If Agent informs Borrower Representative that the L/C Issuer cannot issue the requested Letter of Credit directly, Borrower Representative may request that L/C Issuer arrange for the issuance of the requested Letter of Credit under a risk participation agreement with another financial institution reasonably acceptable to Agent, L/C Issuer and Borrower Representative. The issuance of any Letter of Credit under this Agreement shall be subject to the conditions that the Letter of Credit (A) supports a transaction entered into in the ordinary course of business of Borrowers and (B) is in a form, is for an amount and contains such terms and conditions as are reasonably satisfactory to the L/C Issuer and, in the case of standby letters of credit, Agent. Revolving Lender and Agent each acknowledge and agree that, if so requested by Borrower Representative pursuant to this **Section 1.1(d)(iii)**, a standby Letter of Credit may be issued to backstop OSV's obligations on the $10 million in principal amount of variable rate industrial revenue bonds due October 1, 2008; provided, that such Letter of Credit shall not result in the aggregate amount of Letter of Credit Obligations with respect to all Letters of Credit outstanding or unreimbursed at any time exceeding the L/C Sublimit. The initial notice requesting the issuance of a Letter of Credit shall be accompanied by the form of the Letter of Credit and an application for a letter of credit, if any, then required by the L/C Issuer completed in a manner satisfactory to such L/C Issuer. If any provision of any application or reimbursement agreement is inconsistent with the terms of this Agreement, then the provisions of this Agreement, to the extent of such inconsistency, shall control.

(iv) <u>Expiration Dates of Letters of Credit</u>. The expiration date of each Letter of Credit shall be on a date which is not later than the earlier of (A) one year from its date of issuance or (B) the thirtieth (30th) day prior to the date set forth in clause (a) of the definition of the term Commitment Termination Date. Notwithstanding the foregoing, a Letter of Credit may provide for automatic extensions of its expiration date for one (1) or more successive one (1) year periods; <u>provided</u>, that the L/C Issuer has the right to terminate such Letter of Credit on each such annual expiration date and no renewal term may extend the term of the Letter of Credit to a date that is later than the thirtieth (30th) day prior to the date set forth in clause (a) of the definition of the term Commitment Termination Date. The L/C Issuer may elect not to renew any such Letter of Credit and, upon direction by Agent, shall not renew any such Letter of Credit at any time during the continuance of an Event of Default, <u>provided</u> that, in the case of a direction by Agent, the L/C Issuer receives such directions prior to the date notice of non-renewal is required to be given by the L/C Issuer and the L/C Issuer has had a reasonable period of time to act on such notice.

(v) <u>Obligations Absolute</u>. The obligation of Borrowers to reimburse any L/C Issuer, Agent and Revolving Lender for payments made in respect of Letters of Credit issued by any L/C Issuer shall be unconditional and irrevocable and shall be paid under all circumstances strictly in accordance with the terms of this Agreement, including the following circumstances: (A) any lack of validity or enforceability of any Letter of Credit; (B) any amendment or waiver of or any consent or departure from all or any of the provisions of any Letter of Credit or any Loan Document; (C) the existence of any claim, set-off, defense or other right which Borrowers, any of their Subsidiaries or Affiliates or any other Person may at any time have against any beneficiary of any Letter of Credit, Agent, any L/C Issuer, any Lender or any other Person, whether in connection with this Agreement, any other Loan Document or any other related or unrelated agreements or transactions; (D) any draft or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; (E) payment under any Letter of Credit against presentation of a draft or other document that does not substantially comply with the terms of such Letter of Credit; or (F) any other act or omission to act or delay of any kind of any L/C Issuer, Agent, any Lender or any other Person or any other event or circumstance whatsoever that might, but for the provisions of this **Section 1.1(d)(v)**, constitute a legal or equitable discharge of Borrowers' obligations hereunder.

(vi) <u>Obligations of L/C Issuers</u>. Each L/C Issuer (other than Revolving Lender) hereby agrees that it will not issue a Letter of Credit hereunder until it has provided Agent with written notice specifying the amount and intended issuance date of such Letter of Credit and Agent has returned a written acknowledgment of such notice to L/C Issuer. Each L/C Issuer (other than Revolving Lender) further agrees to provide to Agent: (A) a copy of each

Letter of Credit issued by such L/C Issuer promptly after its issuance; and (B) such additional information reasonably requested by Agent from time to time with respect to the Letters of Credit issued by such L/C Issuer. Without limiting the generality of the foregoing, it is expressly understood and agreed by Borrowers that the absolute and unconditional obligation of Borrowers to Agent and Revolving Lender hereunder to reimburse payments made under a Letter of Credit will not be excused by the gross negligence or willful misconduct of any L/C Issuer; provided, however, that Borrowers shall not be deemed to have waived any right to take action against the L/C Issuer as a result of its gross negligence or willful misconduct.

(vii) Treatment of Existing Letters of Credit. In connection with the Refinancing, Borrowers shall, with respect to those letters of credit outstanding on the Closing Date and constituting Prior Lender Obligations appearing on **Schedule 1.1(d)(iv)** (the "Existing Letters of Credit"), shall (a) deposit with General Electric Capital Corporation, as agent (the "Prior Agent"), for the benefit of Prior Lender cash in an amount equal to 105% of the aggregate obligations with respect to Existing Letters of Credit to be available to Prior Agent to reimburse payments of drafts drawn under such Existing Letters of Credit and pay any fees and expenses related thereto or (b) provide to Prior Agent for each Existing Letter of Credit either (i) a stand-by letter of credit, in favor of Prior Agent and in form and substance and issued by a bank acceptable to Prior Agent, for 105% of the undrawn amount of such Existing Letter of Credit or (ii) a replacement letter of credit satisfactory to the beneficiary thereof as a replacement for such Existing Letter of Credit (and sufficient for such beneficiary to return such Existing Letter of Credit).

(e) Funding Authorization. The proceeds of all Loans made pursuant to this Agreement subsequent to the Closing Date are to be funded by Agent by wire transfer to the account designated by Borrower Representative below (the "Disbursement Account"):

Bank: Bank of America, N.A.
ABA No.: 081000032
Bank Address: P.O. Box 236, 800 Market Street, St. Louis, MO 63101
Account No.: 00381045018
Reference: O'Sullivan Industries, Inc.

Borrower Representative shall provide Agent with written notice of any change in the foregoing instructions at least three (3) Business Days before the desired effective date of such change.

1.2. Interest and Applicable Margins.

(a) Borrowers shall pay interest to Agent, for the benefit of Lenders in arrears on each applicable Interest Payment Date, (i) with respect to Term Loan Advances, the one-month LIBOR Rate plus eight and one-half percent (8.50%) per annum; provided, that if such LIBOR Rate shall, from time to time, not be available, the rate per annum equal to the LIBOR Rate last available until such time as such LIBOR Rate is again available, and (ii) with respect to the Revolving Credit Advances which are designated as Index Rate Loans (and for all other Obligations not otherwise set forth below), the Index Rate plus the Applicable Revolver Index Margin per annum or, with respect to Revolving Credit Advances which are designated as LIBOR Loans, at the election of Borrower Representative, the applicable LIBOR Rate plus the Applicable Revolver LIBOR Margin per annum. With respect to any Revolving Loan hereunder, the Applicable Margin shall be (A) with respect to LIBOR Loans, (1) from Agreement Date until April 1, 2006 a percentage, per annum, equal to 4.00%, and (2) thereafter, a percentage, per annum, determined by reference to the Average Borrowing Availability in effect from time to time as set forth below; and (B) with respect to Index Rate Loans, (1) from the Agreement Date until April 1, 2006 a percentage, per annum, equal to 2.00%, and (2) thereafter, a percentage, per annum, determined by reference to the Average Borrowing Availability in effect from time to time as set forth below:

Level	Average Borrowing Availability	Applicable Revolver LIBOR Margin	Applicable Revolver Index Margin
I	>=$10,000,000	3.00%	1.00%
II	>=$7,500,000 <$10,000,000	3.50%	1.50%
III	>=$5,000,000 <$7,500,000	4.00%	2.00%
IV	<$5,000,000	4.50%	2.50%

Borrowing Availability shall be determined on a daily basis, and the average thereof over the following respective Calculation Periods ("Average Borrowing Availability") shall be used to determine the Applicable Margins to be effective for the respective Fiscal Quarters of the Borrowers which begins with the day after the last day of the applicable calculation period:

Calculation Periods:

January 1, 2006 through March 31, 2006

April 1, 2006 through June 30, 2006

July 1, 2006 through September 30, 2006

If any payment on any Loan becomes due and payable on a day other than a Business Day, the maturity thereof will be extended to the next succeeding Business Day (except as set forth in the definition of LIBOR Period) and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(b)   All computations of Fees calculated on a per annum basis shall be made by Agent on the basis of a 360-day year, and all computations of interest shall be made by Agent on the basis of a 360-day year, in each case for the actual number of days occurring in the period for which such Fees and interest are payable. The Index Rate is a floating rate determined for each day. Each determination by Agent of an interest rate and Fees hereunder shall be final, binding and conclusive on Borrowers, absent manifest error.

(c)   So long as an Event of Default has occurred and is continuing under **Section 6.1(a)** and without notice of any kind, or so long as any other Event of Default has occurred and is continuing and at the election of Agent (or upon the written request of Requisite Lenders) confirmed by written notice from Agent to Borrower Representative, the interest rates applicable to the Loans and the Letter of Credit Fee shall be increased by two percentage points (2%) per annum above the rates of interest or the rate of such Fee otherwise applicable hereunder ("Default Rate"), and all outstanding Obligations (other than contingent obligations for indemnification) shall bear interest at the Default Rate applicable to such Obligations. Interest and Letter of Credit Fees at the Default Rate shall accrue from the initial date of such Event of Default until that Event of Default is cured or waived and shall be payable upon demand, but in any event, shall be payable on the next regularly scheduled payment date set forth herein for such Obligation.

(d)   Borrower Representative shall have the option to (i) request that any Revolving Credit Advance be made as a LIBOR Loan, (ii) convert at any time all or any part of outstanding Revolving Loans from Index Rate Loans to LIBOR Loans, (iii) convert any LIBOR Loan to an Index Rate Loan, or (iv) continue all or any portion of any Revolving Loan as a LIBOR Loan upon the expiration of the applicable LIBOR Period and the succeeding LIBOR Period of that continued Revolving Loan shall commence on the first day after the last day of the LIBOR Period of the Loan to be continued; provided, however, that there shall not be more than three (3) LIBOR Loans in existence at any one time. Borrowers shall pay to Agent a $500 processing fee (the "LIBOR Election Fee") upon the effective date of any LIBOR election. Any Revolving Loan or group of Revolving Loans having the same proposed LIBOR Period to be made or continued as, or converted into, a LIBOR Loan must be in a minimum amount of $1,000,000 and integral multiples of $100,000 in excess of such amount. Any such election must be made by 1:00 p.m. (New York time) on the 3rd Business Day prior to (A) the date of any proposed Revolving Credit Advance which is to bear interest at the LIBOR Rate, (B) the end of each LIBOR Period with respect to any LIBOR Loans to be continued as such, or (C) the date on which Borrower Representative wishes to convert any Index Rate Loan to a LIBOR Loan for a LIBOR Period designated by Borrower Representative in such election. If no election is received with respect to an existing LIBOR Loan by 1:00 p.m. (New York time) on the 3rd Business Day prior to the end of the LIBOR Period with respect thereto, that LIBOR Loan shall be converted to an Index Rate Loan at the end of its LIBOR Period. Borrower Representative must make such election by notice to Agent in writing, by fax or overnight courier. In the case of any conversion or continuation, such election must be made pursuant to a written notice (a "Notice of Conversion/Continuation") in the form of **Exhibit 1.2(d)**. No Revolving Loan shall be made, converted into or continued as a LIBOR Loan, if an Event of Default has occurred and is continuing and Agent or Revolving Lender has determined not to make or continue any Revolving Loan as a LIBOR Loan as a result thereof. No Loan may be made as or converted into a LIBOR Loan until two (2) Business Days after the Closing Date.

(e)   Notwithstanding anything to the contrary set forth in this **Section 1.2**, if a court of competent jurisdiction determines in a final order that any rate of interest payable hereunder exceeds the highest rate of interest permissible under law (the "Maximum Lawful Rate"), then so long as the Maximum Lawful Rate would be so exceeded, such rate of interest payable hereunder shall be equal to the Maximum Lawful Rate; provided, however, that if at any time thereafter such rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrowers shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Agent, on behalf of Lenders, is equal to the total interest that would have been received had such interest rate payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement. Thereafter, such interest hereunder shall be paid at the rate(s) of interest and in the manner provided in **Sections 1.2(a)** through **(d)**, unless and until such rate of interest again exceeds the Maximum Lawful Rate, and at that time this paragraph shall again apply. In no event shall the total interest received by any Lender pursuant to the terms hereof exceed the amount that such Lender could lawfully have received had the interest due hereunder been calculated for the full term hereof at the Maximum Lawful Rate. If the Maximum Lawful Rate is calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made. If, notwithstanding the provisions of this **Section 1.2(e)**, a court of competent jurisdiction shall determine by a final, non-appealable order that a Lender has received interest hereunder in excess of the Maximum Lawful Rate, Agent shall, to the extent permitted by applicable law, promptly apply such excess as specified in **Section 1.5(e)** and thereafter shall refund any excess to Borrowers or as such court of competent jurisdiction may otherwise order.

1.3.   Fees.

(a)   Line of Credit Fee. As additional compensation for Revolving Lender, Borrowers shall pay to Agent, jointly and severally, for Revolving Lender, in arrears, on the first Business Day of each month prior to the Commitment Termination Date and on the Commitment Termination Date, a fee for Borrowers' non-use of available funds in an amount equal to one-half of one percent (0.50%) per annum (calculated on the basis of a 360-day year for actual days elapsed) multiplied by the difference between (i) the Maximum Amount (as it may be reduced from time to time) and (ii) the average for the period of the daily closing balances of the Revolving Loan (including, without duplication, Letter of Credit Obligations) outstanding during the period for which such Fee is due.

(b)   Collateral Management Fee. Borrowers agree, jointly and severally, to pay to Agent, for its own account, $50,000 on the Closing Date.

(c)   Letter of Credit Fees. Borrowers agree, jointly and severally, to pay to Agent, for the benefit of Revolving Lender, as compensation to Revolving Lender for Letter of Credit Obligations incurred hereunder, (i) all costs and expenses incurred by Agent or Revolving Lender on account of such Letter of Credit Obligations, and (ii) for each month during which any Letter of Credit Obligation shall remain outstanding, a fee (the "Letter of Credit Fee") in an amount equal to the Applicable Revolver LIBOR Margin less one-quarter of one percent (0.25%) multiplied by the maximum amount available from time to time to be drawn under the applicable Letter of Credit. Such fee shall be paid to Agent for the benefit of Revolving Lender in arrears, on the first Business Day of each month and on the Commitment Termination Date. In addition, Borrowers shall pay to each L/C Issuer, on demand, such reasonable fees (including all per annum fees), charges and expenses of such L/C Issuer in respect of the issuance, negotiation, acceptance, amendment, transfer and payment of such Letter of Credit or otherwise payable pursuant to the application and related documentation under which such Letter of Credit is issued.

(d)   <u>Loan Facility Fee</u>. Borrowers agree, jointly and severally, to pay to Agent (i) for the benefit of Revolving Lender, on the Closing Date a fee equal to two percent (2.00%) of the Revolving Line of Credit Amount less the amount of any commitment Fee actually paid to Agent, for the benefit of Revolving Lender, and (ii) for the benefit of Term Lenders, on the Closing Date, a fee equal to two percent (2.00)% of the Term Loan Amount.

(e)   <u>Early Termination Fee</u>. Borrowers may terminate the DIP Financing Facility at any time; <u>provided</u>, <u>however</u>, that should Borrowers terminate the DIP Financing Facility after the Closing Date as a result of a debtor-in-possession refinancing consummated within six (6) months of the Closing Date provided by a Person other than Revolving Lender, Revolving Lender shall earn a fee determined by multiplying the sum of the Revolving Line of Credit Amount by one percent (1.00%) (the "<u>Early Termination Fee</u>"); <u>provided further</u>, <u>however</u>, that should the Obligations be paid in full prior to entry by the Bankruptcy Court of the Final Order, no Early Termination Fee shall be paid to Revolving Lender.

(f)   <u>Expenses and Attorneys' Fees</u>. Borrowers agree, jointly and severally, to promptly pay all fees, charges, costs and expenses (including reasonable attorneys' fees and expenses and the allocated cost of internal legal staff) incurred by Agent in connection with any matters contemplated by or arising out of the Loan Documents, in connection with the examination, review, due diligence investigation, documentation, negotiation, closing and syndication of the transactions contemplated herein and in connection with the continued administration of the Loan Documents including any amendments, modifications, consents and waivers. Borrowers agree to reimburse Agent for all due and payable reasonable out of pocket costs (including reasonable fees and expenses) as incurred by Agent to third party appraisers and auditors, and a fee of $1,000 per audit day per in-house auditor, plus out of pocket expenses incurred by any such appraisers and auditors; <u>provided</u>, that in no event shall Borrowers be liable for any costs of any appraisal or audit performed after the Closing Date to the extent that any such appraisal or audit is not required by **Section 4.9(e)(iii)**. Borrowers agree to promptly pay reasonable documentation charges assessed by Agent for amendments, waivers, consents and any of the documentation prepared by Agent's internal legal staff. Borrowers agree to promptly pay all fees, charges, costs and expenses (including fees, charges, costs and expenses of attorneys, auditors (whether internal or external), appraisers, consultants and advisors and the allocated cost of internal legal staff) incurred by Agent in connection with any Event of Default, work-out or action to enforce any Loan Document or to collect any payments due from Borrowers or any other Credit Party. In addition, in connection with any work-out or action to enforce any Loan Document or to collect any payments due from Borrowers or any other Credit Party, Borrowers agree to promptly pay all fees, charges, costs and expenses incurred by Lenders for one (1) counsel acting for all Lenders other than Agent (except to the extent that a conflict of interest requires that more than one (1) counsel act for Lenders, in which case Borrowers agree to promptly pay all fees, charges, costs and expenses incurred by Lenders for counsel acting for such Lenders other than Agent). All fees, charges, costs and expenses for which Borrowers are responsible under this **Section 1.3(f)** shall be joint and several obligations and shall be deemed part of the Obligations when incurred, payable upon demand or in accordance with the final sentence of **Section 1.4** and secured by the Collateral.

(g)   <u>LIBOR Election Fee</u>. Borrowers agree, jointly and severally, to pay to Agent, for the benefit of Revolving Lender, the LIBOR Election Fee, if any, as described in **Section 1.2(d)**.

1.4.   <u>Payments</u>. All payments by Borrowers of the Obligations shall be without deduction, defense, setoff or counterclaim and shall be made in same day funds and delivered to Agent, for the benefit of Agent and Lenders, as applicable, by wire transfer to the following account or such other place as Agent may from time to time designate in writing.

      JP Morgan Chase, NY
      ABA # 021000021
      For the account of:

The CIT Group/Business Credit, Inc.
Account # 144064425
Reference: O'Sullivan Industries

Borrowers shall receive credit on the day of receipt for funds received by Agent by 2:00 p.m. (New York time). In the absence of timely receipt, such funds shall be deemed to have been paid on the next Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest and Fees due hereunder.

Borrowers hereby authorize Revolving Lender to make Revolving Credit Advances for the payment of interest, Fees and expenses, Letter of Credit reimbursement obligations and any amounts required to be deposited with respect to outstanding Letter of Credit Obligations pursuant to **Sections 1.5(c)** or **6.3**.

1.5.   Prepayments.

(a)   Voluntary Prepayments of Loans. At any time, Borrowers may prepay the Loans, in whole or in part, without premium or penalty subject to the payment of Early Termination Fee, if applicable. The payments shall be applied in accordance with **Section 1.5(e)**.

(b)   Overadvances. If at any time the outstanding Revolving Loans exceed the Borrowing Base (any such excess Revolving Loans are herein referred to collectively as "Overadvances"), then, except to the extent, if any, that such Overadvance constitutes a Permitted Overadvance, Revolving Lender shall not be obligated to make Revolving Credit Advances, no additional Letters of Credit shall be issued and Revolving Loans must be repaid not later than two (2) Business Days thereafter and Letters of Credit cash collateralized in an amount sufficient to eliminate any Overadvances. All Overadvances, including Permitted Overadvances, shall constitute Index Rate Loans and shall bear interest at the Default Rate.

(c)   Prepayments from Asset Dispositions. Immediately upon receipt of any Net Proceeds (other than Net Proceeds of Fixed Collateral), Borrowers shall repay the Advances (without reduction of the Commitments) by an amount equal to the amount of such Net Proceeds; provided, however, that notwithstanding the foregoing, prepayments from Net Proceeds of insurance shall be required only to the extent required by **Section 2.2**. The payments shall be applied in accordance with **Section 1.5(e)**.

(d)   Mandatory Payments of Term Loans. Borrowers shall pay to Agent, unless otherwise agreed by Agent and all Term Lenders, as and when received by Borrowers, the Net Proceeds from any Borrower's sale of any Fixed Collateral, which Net Proceeds shall be applied, first, to payment of accrued and unpaid interest and Fees on the Term Loan, second, to the accrued and unpaid principal balance of the Term Loans until the same have been repaid in full, and, third, to the remaining Obligations. Any and all amounts paid in respect of the principal portion of the Term Loan may not be reborrowed.

(e)   Application of Proceeds. With respect to any prepayments made by any Borrower, other than those falling within **Section 1.5(d)**, such prepayments shall be applied as follows: first, to the Revolving Credit Advances until the same have been repaid in full but not as a permanent reduction of the Revolving Loan Commitment; and second, to the principal balance of the Term Loans until the same have been repaid in full but not as a permanent reduction of the Term Loan Commitments. Considering each type of Loan being prepaid separately, any such prepayment shall be applied first to Index Rate Loans of the type required to be prepaid before application to LIBOR Loans of the type required to be prepaid.

(f)   Omitted.

(g)   Letter of Credit Obligations. In the event any Letters of Credit are outstanding at the time that the Revolving Loan Commitment is terminated, Borrowers shall (i) either (A) deposit with Agent for the benefit of Revolving Lender cash in an amount equal to 105% of the aggregate outstanding Letter of Credit Obligations to be available to Agent to reimburse payments of drafts drawn under such Letters of Credit and pay any Fees and expenses related thereto or (B) provide to Agent for each outstanding Letter of Credit either (X) a stand-by letter of credit, in favor of Agent and in form and substance and issued by a bank reasonably acceptable to Agent, for 105% of the undrawn amount of such outstanding Letter of Credit or (Y) a replacement letter of credit satisfactory to the beneficiary thereof as a replacement for such outstanding Letter of Credit (and sufficient for such beneficiary to return such outstanding Letter of Credit) and (ii) prepay the fee payable under **Section 1.3(c)** with respect to such Letters of Credit for the full remaining terms of such Letters of Credit. Upon termination of any such Letter of Credit the unearned portion of such prepaid fee and the remaining balance, if any, of any deposit made pursuant to clause A of this **Section 1.5(g)** attributable to such Letter of Credit shall be refunded to Borrowers.

1.6.   Maturity. All of the Obligations shall become due and payable as otherwise set forth herein, but in any event all of the remaining Obligations shall become due and payable upon termination of this Agreement. Until all Obligations have been fully paid and satisfied (other than contingent indemnification obligations to the extent no unsatisfied claim has been asserted), the Commitments have been terminated and all Letters of Credit have been terminated or otherwise secured as provided in **Section 1.5** or otherwise to the satisfaction of Agent, Agent shall be entitled to retain the security interests in the Collateral granted hereunder and the ability to exercise all rights and remedies available to them under the Loan Documents and applicable laws. Notwithstanding anything contained in this Agreement to the contrary, upon any termination of the Commitments, including by virtue of the occurrence of the Commitment Termination Date, all of the Obligations shall be immediately due and payable.

1.7.   Eligible Accounts. All of the Accounts owned by each Borrower and reflected in the most recent Borrowing Base Certificate delivered by Borrower Representative to Agent, other than any Account to which any of the exclusionary criteria set forth below applies, shall be eligible accounts ("Eligible Accounts") for purposes of this Agreement. Agent shall have the right to establish, modify or eliminate Reserves against Eligible Accounts from time to time in its reasonable credit judgment. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the criteria set forth below, to establish new criteria and to adjust advance rates with respect to Eligible Accounts, in its reasonable credit judgment, subject to the approval of Revolving Lender in the case of adjustments, new criteria or changes in advance rates which have the effect of making more credit available. Eligible Accounts shall not include any Account of any Borrower:

(a)   that does not arise from the sale of goods or the performance of services by such Borrower in the ordinary course of its business;

(b)   (i) upon which such Borrower's right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or (ii) as to which such Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process, or (iii) if the Account represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor's obligation to pay that invoice is subject to such Borrower's completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer;

(c)   to the extent that any defense, counterclaim, setoff or dispute (including any open deduction, debit memo or charge-back) is asserted as to such Account;

(d)   that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

(e)   with respect to which an invoice, reasonably acceptable to Agent in form and in substance equivalent to other invoices issued in accordance with the Borrowers' normal business practices, has not been sent to the applicable Account Debtor;

(f)   that (i) is not owned by such Borrower or (ii) is subject to any right, claim, security interest or other interest of any other Person, other than Liens in favor of Agent, on behalf of itself and Lenders;

(g)   that arises from a sale to any director, officer, other employee or Affiliate of any Credit Party, or to any entity that has any common officer or director with any Credit Party;

(h)   that is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless Agent, in its sole discretion, has agreed to the contrary in writing and such Borrower, if necessary or desirable, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting the assignment thereof with respect to such obligation;

(i)　　that is the obligation of an Account Debtor located in a foreign country other than Canada unless payment thereof is assured by a letter of credit or credit insurance policy reasonably acceptable in form and substance to Agent assigned with the consent of the issuer and delivered to Agent, satisfactory to Agent as to form, amount and issuer;

(j)　　to the extent such Borrower or any Subsidiary thereof is liable for goods sold or services rendered by the applicable Account Debtor to such Borrower or any Subsidiary thereof but only to the extent of the potential offset;

(k)　　that arises with respect to goods that are delivered on a bill-and-hold, cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is or may be conditional;

(l)　　that is in default; provided, that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i)　　the Account is not paid within the earlier of: 60 days following its due date or 90 days following its original invoice date;

(ii)　　the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due; or

(iii)　　a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(m)　　that is the obligation of an Account Debtor if 50% or more of the Dollar amount of all Accounts owing by that Account Debtor are ineligible under any of the other criteria set forth in paragraph (l) of this **Section 1.7**;

(n)　　as to which Agent's Lien thereon, on behalf of itself and Lenders, is not a first priority perfected Lien;

(o)　　as to which any of the representations or warranties in the Loan Documents are untrue;

(p)　　to the extent such Account is evidenced by a judgment, Instrument or Chattel Paper;

(q)　　to the extent such Account exceeds any credit limit established by Agent, in its reasonable credit judgment;

(r)　　to the extent that such Account, together with all other Accounts owing to such Account Debtor and its Affiliates as of any date of determination exceed (i) if the corporate debt rating of such Account Debtor is less than B2 by Moody's or B by S&P, 15% of all Eligible Accounts, (ii) if the corporate debt rating of such Account Debtor is B2 or greater by Moody's and B or greater by S&P, 25% of all Eligible Accounts, or (iii) in respect of Specified Accounts, if the corporate debt rating of such Account Debtor is B2 or greater by Moody's and B or greater by S&P, 30% of all Eligible Accounts;

(s)　　that is payable in any currency other than Dollars or C$; or

(t)　　that is otherwise unacceptable to Agent in its reasonable credit judgment.

1.8.　　Eligible Inventory. All of the Inventory owned by each Borrower and reflected in the most recent Borrowing Base Certificate delivered by Borrower Representative to Agent, other than Inventory to which any of the exclusionary criteria set forth below applies, shall be eligible inventory ("Eligible Inventory") for purposes of this Agreement. Agent shall have the right to establish, modify, or eliminate Reserves against Eligible Inventory from time to time in its reasonable credit judgment. In addition, Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the criteria set forth below, to establish new criteria and to adjust advance rates with respect to Eligible Inventory in its reasonable credit judgment, subject to the approval of

Revolving Lender in the case of adjustments, new criteria or changes in advance rates which have the effect of making more credit available. Eligible Inventory shall not include any Inventory of any Borrower that:

(a)   is not owned by such Borrower free and clear of all Liens and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure such Borrower's performance with respect to that Inventory), except the Liens in favor of Agent, on behalf of itself and Lenders;

(b)   (i) is not located on premises owned, leased or rented by such Borrower and set forth in **Disclosure Schedule 5.12**, (ii) is stored at a leased location, unless Agent has given its prior consent thereto and unless (A) a reasonably satisfactory landlord waiver has been delivered to Agent, or (B) Reserves satisfactory to Agent have been established with respect thereto, (iii) is stored with a bailee or warehouseman unless a reasonably satisfactory, acknowledged bailee letter has been received by Agent and Reserves reasonably satisfactory to Agent have been established with respect thereto, (iv) is located at an owned location subject to a mortgage in favor of a lender other than Agent, unless a reasonably satisfactory mortgagee waiver has been delivered to Agent, or (v) is located at any site if the aggregate book value of Inventory at any such location is less than $100,000; provided, that any of the foregoing conditions and/or requirements may be satisfied pursuant to the Interim Order or the Final Order;

(c)   is placed on consignment or is in transit;

(d)   is covered by a negotiable document of title, unless such document has been delivered to Agent with all necessary endorsements, free and clear of all Liens except those in favor of Agent and Lenders;

(e)   is excess, obsolete, unsaleable, clearance, shopworn, seconds, damaged or unfit for sale;

(f)   consists of display items or packing or shipping materials, manufacturing supplies or replacement parts;

(g)   other than raw materials, is not of a type held for sale in the ordinary course of such Borrower's business;

(h)   is not subject to a first priority lien in favor of Agent on behalf of itself and Lenders subject to Permitted Encumbrances;

(i)   breaches any of the representations or warranties pertaining to Inventory set forth in the Loan Documents;

(j)   consists of any costs associated with "freight-in" charges;

(k)   consists of Hazardous Materials or goods that can be transported or sold only with licenses that are not readily available;

(l)   whose standard cost is less than $2.00 or consisting of an item of which there are less than 200 such items;

(m)   is not covered by casualty insurance reasonably acceptable to Agent; or

(n)   is otherwise unacceptable to Agent in its reasonable credit judgment.

1.9.   Loan Accounts. Agent shall maintain a loan account (the "Loan Account") on its books to record all Advances, all payments made by Borrowers, and all other debits and credits as provided in this Agreement with respect to the Loans or any other Obligations. All entries in the Loan Account shall be made in accordance with Agent's customary accounting practices as in effect from time to time. The balance in the Loan Account, as recorded on Agent's most recent printout or other written statement, shall, absent manifest error, be presumptive evidence of the amounts due and owing to Agent and Lenders by Borrowers; provided that any failure to so record or any error in so recording shall not limit or otherwise affect any Borrower's duty to pay the Obligations. Agent shall render to Borrower Representative a monthly accounting of transactions with respect to the Loans setting forth the balance of the Loan Account as to each Borrower for the immediately preceding month. Unless Borrower Representative notifies Agent in writing of any objection to any such accounting (specifically describing the basis for such objection), within thirty (30) days after the date thereof, each and every such accounting shall, absent manifest error, be deemed final, binding and conclusive on Borrowers in all respects as to all matters reflected therein. Only those items expressly objected to in such notice shall be deemed to be disputed by Borrowers. Notwithstanding any provision herein contained to the contrary, any Lender may elect (which election may be revoked) to dispense with the issuance of Notes to that Lender and may rely on the Loan Account as evidence of the amount of Obligations from time to time owing to it.

1.10.   Yield Protection; Illegality.

(a)   Capital Adequacy and Other Adjustments. In the event that any Lender shall have determined in good faith that the adoption after the date hereof of any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, reserve requirements or similar requirements or compliance by any Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy, reserve requirements or similar requirements (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) from any central bank or governmental agency or body having jurisdiction does or shall have the effect of increasing the amount of capital, reserves or other funds required to be maintained by such Lender or any corporation controlling such Lender and thereby reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder, then Borrowers shall from time to time within fifteen (15) days after notice and demand from such Lender (together with the certificate referred to in the next sentence and with a copy to Agent) pay to Agent, for the account of such Lender, additional amounts sufficient to compensate such Lender for such reduction. A certificate as to the amount of such cost and showing the basis of the computation of such cost submitted by such Lender to Borrower Representative and Agent shall, absent manifest error, be final, conclusive and binding for all purposes.

(b)   Increased LIBOR Funding Costs; Illegality. Notwithstanding anything to the contrary contained herein, if the introduction of or any change in any law, rule, regulation, treaty or directive (or any change in the interpretation thereof) shall make it unlawful, or any central bank or other Governmental Authority shall assert that it is unlawful, for Revolving Lender to agree to make or to make or to continue to fund or maintain any LIBOR Loan, then, unless Revolving Lender is able to make or to continue to fund or to maintain such LIBOR Loan at another branch or office of Revolving Lender without, in Revolving Lender's good faith opinion, adversely affecting it or its Loans or the income obtained therefrom, on notice thereof and demand therefor by Revolving Lender to Borrower Representative through Agent, (i) the obligation of Revolving Lender to agree to make or to make or to continue to fund or maintain LIBOR Loans shall terminate and (ii) each Borrower shall forthwith prepay in full all outstanding LIBOR Loans owing by such Borrower to Revolving Lender, together with interest accrued thereon, unless Borrower Representative on behalf of such Borrower, within five (5) Business Days after the delivery of such notice and demand, converts all LIBOR Loans into Index Rate Loans. If, after the date hereof, the introduction of, change in or interpretation of any law, rule, regulation, treaty or directive would impose or increase reserve requirements (other than as taken into account in the definition of LIBOR) or otherwise increase the cost to Revolving Lender of making or maintaining a LIBOR Loan, then Borrowers shall from time to time within fifteen (15) days after notice and demand from Agent to Borrower Representative (together with the certificate referred to in the next sentence) pay to Agent, for the account of Revolving Lender, additional amounts sufficient to compensate Revolving Lender for such increased cost. A certificate as to the amount of such cost and showing the basis of the computation of such cost submitted by Agent on behalf of Revolving Lender to Borrower Representative shall, absent manifest error, be final, conclusive and binding for all purposes.

(c)   Waiver of Entitlement to Compensation. Notwithstanding the provisions of **Section 1.10(a)**, if any Lender fails to notify Borrower Representative of any event or circumstance which will entitle such Lender to compensation pursuant to **Section 1.10(a)** within one hundred and eighty (180) days after such Lender becomes aware of such event or occurrence, then such Lender shall not be entitled to compensation from Borrowers for any amount arising prior to the date which is one hundred and eighty (180) days before the date of such notice to Borrower Representative; provided, that if the circumstances giving rise to such claim have retroactive effect, then such one hundred and eighty (180) day period shall be extended to include the period of retroactive effect.

1.11.   Taxes.

(a)   No Deductions. Any and all payments or reimbursements made hereunder (including any payments made pursuant to **Section 10**) or under the Notes shall be made free and clear of and without deduction for any and all Charges, taxes, levies, imposts, deductions or withholdings, and all liabilities with respect thereto of any nature whatsoever imposed by any taxing authority, excluding such taxes to the extent imposed on Agent's or a Lender's net income by the jurisdiction in which Agent or such Lender is organized. If any Borrower shall be required by law to deduct any such amounts from or in respect of any sum payable hereunder to any Lender or Agent, then the sum payable hereunder shall be increased as may be necessary so that, after making all required deductions, such Lender or Agent receives an amount equal to the sum it would have received had no such deductions been made.

(b)   Changes in Tax Laws. In the event that, subsequent to the Closing Date, (i) any changes in any existing law, regulation, treaty or directive or in the interpretation or application thereof, (ii) any new law, regulation, treaty or directive enacted or any interpretation or application thereof, or (iii) compliance by Agent or any Lender with any request or directive (whether or not having the force of law) from any Governmental Authority: (A) does or shall subject Agent or any Lender to any tax of any kind whatsoever with respect to this Agreement, the other Loan Documents or any Loans made or Letters of Credit issued hereunder, or change the basis of taxation of payments to Agent or such Lender of principal, fees, interest or any other amount payable hereunder (except for net income taxes, or franchise taxes imposed in lieu of net income taxes, imposed generally by federal, state or local taxing authorities with respect to interest or commitment Fees or other Fees payable hereunder or changes in the rate of tax on the overall net income of Agent or such Lender); or (B) does or shall impose on Agent or any Lender any other condition or increased cost in connection with the transactions contemplated hereby or participations herein; and the result of any of the foregoing is to increase the cost to Agent or any such Lender of issuing any Letter of Credit or making or continuing any Loan hereunder, as the case may be, or to reduce any amount receivable hereunder, then, in any such case, Borrowers shall promptly pay to Agent or such Lender, upon its demand, any additional amounts necessary to compensate Agent or such Lender, on an after-tax basis, for such additional cost or reduced amount receivable, as determined by Agent or such Lender with respect to this Agreement or the other Loan Documents. If Agent or such Lender becomes entitled to claim any additional amounts pursuant to this **Section 1.11(b)**, it shall promptly notify Borrower Representative of the event by reason of which Agent or such Lender has become so entitled. A certificate as to any additional amounts payable pursuant to the foregoing sentence submitted by Agent or such Lender to Borrower Representative (with a copy to Agent) shall, absent manifest error, be final, conclusive and binding for all purposes.

(c)   Foreign Lenders. Each Lender organized under the laws of a jurisdiction outside the United States (a "Foreign Lender") shall provide to Borrower Representative and Agent a properly completed and executed IRS Form W-8BEN or Form W-8ECI or other applicable form, certificate or document prescribed by the IRS of the United States certifying as to such Foreign Lender's entitlement to such exemption with respect to payments to be made to such Foreign Lender under this Agreement and under the Notes (a "Certificate of Exemption"). Prior to becoming a Lender under this Agreement and within fifteen (15) days after a reasonable written request of Borrower Representative or Agent from time to time thereafter, each Foreign Lender that becomes a Lender under this Agreement shall provide a Certificate of Exemption to Borrower Representative and Agent. If a Foreign Lender is entitled to an exemption with respect to payments to be made to such Foreign Lender under this Agreement and does not provide a Certificate of Exemption to Borrower Representative and Agent within the time periods set forth in the preceding sentence, Borrowers shall withhold taxes from payments to such Foreign Lender at the applicable statutory rates and Borrowers shall not be required to pay any additional amounts as a result of such withholding; provided, that all such withholding shall cease upon delivery by such Foreign Lender of a Certificate of Exemption to Borrower Representative and Agent.

1.12.   Omitted.

1.13.   Borrower Representative. Each Borrower hereby designates OSI (the "Borrower Representative") as its representative and agent on its behalf for the purposes of issuing Notices of Revolving Credit Advances and Notices of Conversion/Continuation, giving instructions with respect to the disbursement of the proceeds of the Loans, selecting interest rate options, requesting Letters of Credit, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants) on behalf of any Borrower or Borrowers under the Loan Documents. Borrower Representative hereby accepts such appointment. Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from Borrower Representative as a notice or communication from all Borrowers. Each warranty, covenant, agreement and undertaking made on its behalf by Borrower Representative shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as it if the same had been made directly by such Borrower.

1.14.   Super Priority; Nature of Obligations and the Agent's Liens.

(a)   The priority of the Agent's Liens on the Collateral for the benefit of the Lenders shall be set forth in the Interim Order and the Final Order.

(b)   All Obligations shall constitute administrative expenses of the Borrowers in the Chapter 11 Cases, with administrative priority and senior secured status under Sections 364(c) and 364(d) of the Bankruptcy Code. Such administrative claims shall have priority over all other costs and expenses of the kinds specified in, or ordered pursuant to, Sections 105, 326, 330, 331, 503(b), 506(c) (to the extent and as provided in the Interim Order and Final Order), 507(a), 507(b), 726 or any other provision of the Bankruptcy Code (except for (i) those administrative expenses incurred or paid prior to the Commitment Termination Date in the ordinary course of business or pursuant to any orders of the Bankruptcy Court, and (ii) those administrative expenses entitled to be and which are, after the Commitment Termination Date, satisfied with proceeds of the Collateral subject to the Carve Out) and shall at all times be senior to the rights of Borrowers, Borrowers' estates and any successor trustee or estate representative in the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code. Subject to **Section 1.14(c)**, the Liens and security interests granted to Agent on the Collateral for the benefit of Lenders, and the priorities accorded to the Obligations, shall have the priority and senior secured status afforded by Sections 364(c) and 364(d)(1) of the Bankruptcy Code (all as more fully set forth in the Interim Order and the Final Order), senior to all claims and interests.

(c)   Agent's Liens on the Collateral for the benefit of Lenders under Sections 364(c)(1) and 364(d) of the Bankruptcy Code granted in respect of the Obligations shall also have priority over any claims arising under Section 506(c) of the Bankruptcy Code (to the extent and as provided in the Interim Order and Final Order), subject and subordinate only to the following (the "Carve Out Expenses") upon the occurrence of the Commitment Termination Date: (i) fees pursuant to 28 U.S.C. § 1930 and to the Clerk of the Bankruptcy Court, and (ii) unpaid and outstanding fees and disbursements actually incurred on or after the Petition Date by Borrowers' professionals and professionals for any committee(s) appointed in the Chapter 11 Cases (collectively, the "Professionals") and allowed by order of the Bankruptcy Court pursuant to Sections 326, 328, 330, or 331 of the Bankruptcy Code or otherwise, and unpaid and outstanding Senior Secured Noteholders' Fees and Expenses (as defined in the Adequate Protection Stipulation) (collectively, the "Allowed Professional Fees"), less, in each case, the amount of any retainers received by one or more Professionals after the Petition Date (the "Retainers") in an amount not to exceed the following, as applicable (the "Carve Out Amount"): (A) $500,000 for the first thirty (30) days after the Closing Date, (B) $1,000,000 for the next thirty (30) days after the Closing Date and (C) $1,500,000 thereafter (the "Carve Out"); provided, however, that such Professionals shall first apply the Retainers to Allowed Professional Fees; provided further, however, that following the Commitment Termination Date, any Allowed Professional Fees actually paid to such Professionals (other than by application of the Retainers) shall reduce the Carve Out Amount on a dollar-for-dollar basis. The Carve Out shall not include, apply to, or be available for any fees or expenses incurred by any party, including Borrowers or any committee, in connection with any of the following: (A) an assertion, a joinder in, or the support of (but excluding any investigation conducted prior to the assertion or joinder in) the initiation or prosecution of any claims, causes of action, adversary proceedings, or other litigation against Agent or Lenders, including, without limitation, a request to use Cash Collateral (as defined in Section 363 of the Bankruptcy Code) without the prior written consent of Agent, (B) a request for authorization to obtain post-petition loans or other financial accommodations pursuant to Section 364(c) or (d) of the Bankruptcy Code other than from Lenders without the prior written consent of Lenders, or (C) any act or omission to act adverse to Agent, Lenders, their rights and remedies under the Interim Order, the Final Order and this Agreement or their interests in the Collateral that would, individually or in the aggregate, have a Material Adverse Effect. Except as set forth herein or in the Final Order, no other claims having a priority superior or pari passu to that granted to the Agent and Lenders by the Final Order shall be granted or approved while any Obligations under this Agreement remain outstanding.

SECTION 2.
AFFIRMATIVE COVENANTS

Each Credit Party executing this Agreement jointly and severally agrees as to all Credit Parties that from and after the date hereof and until the Termination Date:

2.1.   <u>Compliance With Laws and Contractual Obligations</u>. Each Credit Party will (a) comply with and shall cause each of its Subsidiaries to comply with (i) the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority (including, without limitation, laws, rules, regulations and orders relating, employer and employee contributions, securities, employee retirement and welfare benefits, environmental protection matters and employee health and safety) as now in effect and which may be imposed in the future in all jurisdictions in which any Credit Party or any of its Subsidiaries is now doing business or may hereafter be doing business (<u>provided</u>, that Agent and Lenders acknowledge that Borrowers and their subsidiaries are not currently in compliance with the requirements to file certain tax returns in the United States and Canada, and that such failure will not constitute an Event of Default under this Agreement) and (ii) the obligations, covenants and conditions contained in all Contractual Obligations of such Credit Party or any of its Subsidiaries other than those laws, rules, regulations, orders and provisions of such Contractual Obligations (A) that are not enforceable without an order of the Bankruptcy Court or (B) the noncompliance with which could not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect, and (b) maintain or obtain and shall cause each of its Subsidiaries to maintain or obtain all licenses, qualifications and permits now held or hereafter required to be held by such Credit Party or any of its Subsidiaries, for which the loss, suspension, revocation or failure to obtain or renew, could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. This **Section 2.1** shall not preclude any Credit Party or its Subsidiaries from contesting any taxes or other payments, if they are being diligently contested in good faith in a manner which stays enforcement thereof and if appropriate expense provisions have been recorded in conformity with GAAP, subject to **Section 3.2**.

2.2.   <u>Insurance; Damage to or Destruction of Collateral</u>.

(a)   The Credit Parties shall, at their sole cost and expense, maintain the policies of insurance described on **Schedule 5.18** as in effect on the date hereof or otherwise in form and amounts and with insurers reasonably acceptable to Agent. Such policies of insurance (or the loss payable and additional insured endorsements delivered to Agent) shall contain provisions pursuant to which the insurer agrees to provide thirty (30) days' prior written notice to Agent in the event of any non-renewal, cancellation or amendment of any such insurance policy. If any Credit Party at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay all premiums relating thereto, Agent may at any time or times thereafter obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto that Agent deems advisable. Agent shall have no obligation to obtain insurance for any Credit Party or pay any premiums therefor. By doing so, Agent shall not be deemed to have waived any Default or Event of Default arising from any Credit Party's failure to maintain such insurance or pay any premiums therefor. All sums so disbursed, including reasonable attorneys' fees, court costs and other charges related thereto, shall be payable on demand by Borrowers to Agent and shall be additional Obligations hereunder secured by the Collateral.

(b)   Agent reserves the right at any time upon any change in any Credit Party's risk profile (including any change in the product mix maintained by any Credit Party or any laws affecting the potential liability of such Credit Party) to require additional forms and limits of insurance to, in Agent's reasonable credit judgment, adequately protect both Agent's and Lenders' interests in all or any portion of the Collateral and to ensure that each Credit Party is protected by insurance in amounts and with coverage customary for its industry. If reasonably requested by Agent, each Credit Party shall deliver to Agent from time to time a report of a reputable insurance broker, reasonably satisfactory to Agent, with respect to its insurance policies.

(c)   Each Credit Party shall: (i) deliver to Agent, in form and substance reasonably satisfactory to Agent, endorsements to or assignments of (A) all "All Risk" insurance naming Agent, on behalf of itself and Lenders, as loss payee or assignee, (B) all general liability and other liability policies naming Agent, on behalf of itself and Lenders, as additional insured; and (ii) shall, in good faith, endeavor to deliver to Agent, in form and substance reasonably satisfactory to Agent, endorsements to or assignments of all business interruption insurance naming Agent, on behalf of itself and Lenders, as loss payee and assignee. Each Credit Party irrevocably makes, constitutes and appoints Agent (and all officers, employees or agents designated by Agent), so long as any Event of Default has occurred and is continuing or the anticipated insurance proceeds to any Borrower or all Borrowers exceed $2,000,000, as each Credit Party's true and lawful agent and attorney-in-fact for the purpose of making, settling and adjusting claims under such "All Risk" policies of insurance, endorsing the name of each Credit Party on any check or other item of payment for the proceeds of such "All Risk" policies of insurance and for making all determinations and decisions with respect to such "All Risk" policies of insurance. Agent shall have no duty to exercise any rights or powers granted to it pursuant to the foregoing power-of-attorney. Borrower Representative shall promptly notify Agent of any loss, damage, or destruction to the Collateral in the amount of $500,000 or more, whether or not covered by insurance. After deducting from any insurance proceeds the expenses, if any, incurred by Agent in the collection or handling thereof, Agent may, at its option, apply such proceeds to the reduction of the Obligations in accordance with **Section 1.5(c)** or **1.5(d)**, as applicable (provided that in the case of insurance proceeds pertaining to any Credit Party other than a Borrower, such insurance proceeds shall be applied, in the case of a Credit Party that is a Subsidiary of a Borrower, as if such Borrower owned the property that generated such proceeds and in the case of a Credit Party (other than a Borrower) that owns the Stock of a Borrower, as if any Borrower owned the property that generated such proceeds) or may permit or require each Credit Party to use such money, or any part thereof, to replace, repair, restore or rebuild the Collateral in a diligent and expeditious manner with materials and workmanship of substantially the same quality as existed before the loss, damage or destruction. Notwithstanding the foregoing, if the casualty giving rise to such insurance proceeds could not reasonably be expected to have a Material Adverse Effect and such insurance proceeds do not exceed $2,000,000 in the aggregate, Agent shall permit the applicable Credit Party to replace, restore, repair or rebuild the property; <u>provided</u>, that if such Credit Party has not completed or entered into binding agreements to complete such replacement, restoration, repair or rebuilding within 180 days of such casualty, Agent may apply such insurance proceeds to the Obligations in accordance with **Section 1.5(c)** or **1.5(d)**, as applicable; <u>provided</u> <u>further</u> that in the case of insurance proceeds pertaining to any Credit Party other than a Borrower, such insurance proceeds shall be applied, in the case of a Credit Party that is a Subsidiary of a Borrower, as if such Borrower owned the property that generated such proceeds and in the case of a Credit Party (other than a Borrower) that owns the Stock of a Borrower, as if any Borrower owned the property that generated such proceeds. All insurance proceeds that are to be made available to such Borrower to replace, repair, restore or rebuild the Collateral shall be applied by Agent to reduce the outstanding principal balance of the Loans (which application shall not result in a permanent reduction of the Commitments) and upon such application, Agent shall establish a Reserve against the Borrowing Base in an amount equal to the amount of such proceeds so applied. All insurance proceeds made available to any Credit Party that is not a Borrower to replace, repair, restore or rebuild Collateral shall be deposited in a cash collateral account. Thereafter, such funds shall be made available to such Credit Party, as applicable, to provide funds to replace, repair, restore or rebuild the Collateral as follows: (i) such Borrower shall request a Revolving Credit Advance or release from the cash collateral account be made to such Credit Party, as applicable, in the amount requested to be released; (ii) so long as the conditions set forth in **Section 7.2** have been met and subject to the provisions of any Mortgage encumbering such Collateral, Revolving Lender shall make such Revolving Credit Advance or Agent shall release funds from the cash collateral account; and (iii) in the case of insurance proceeds applied against the Revolving Loans, the Reserve established with respect to such insurance proceeds shall be reduced by the amount of such Revolving Credit Advance. To the extent not used to replace, repair, restore or rebuild the Collateral, such insurance proceeds shall be applied in accordance with **Section 1.5(c)** or **1.5(d)**, as applicable; <u>provided</u>, that in the case of insurance proceeds pertaining to any Credit Party other than a Borrower, such insurance proceeds shall be applied, in the case of a Credit Party that is a Subsidiary of a Borrower, as if such Borrower owned the property that generated such proceeds and in the case of a Credit Party (other than a Borrower) that owns the Stock of a Borrower, as if any Borrower owned the property that generated such proceeds.

2.3.   <u>Inspection; Lender Meeting</u>. Each Credit Party shall permit any authorized representatives of Agent to visit, audit and inspect any of the properties of such Credit Party and its Subsidiaries, including its and their financial and accounting records, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and business with its and their officers and certified public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested (but in no event more than once per Fiscal Quarter if no Default or Event of Default has occurred and is continuing). Representatives of each Lender will be permitted to accompany representatives of Agent during each visit, inspection and discussion referred to in the immediately preceding sentence.

2.4.   <u>Organizational Existence</u>. Except as otherwise permitted by **Section 3.6**, each Credit Party will and will cause its Subsidiaries to at all times preserve and keep in full force and effect its organizational existence and all rights and franchises material to its business.

2.5.   Environmental Matters. Each Credit Party shall and shall cause each Person within its control to: (a) conduct its operations and keep and maintain its Real Estate in compliance with all Environmental Laws and Environmental Permits other than noncompliance that could not reasonably be expected to have a Material Adverse Effect; (b) implement any and all investigation, remediation, removal and response actions that are appropriate or necessary to maintain the value and marketability of the Real Estate or to otherwise comply in all material respects with Environmental Laws and Environmental Permits pertaining to the presence, generation, treatment, storage, use, disposal, transportation or Release of any Hazardous Material on, at, in, under, above, to, from or about any of its Real Estate; (c) notify Agent promptly after such Credit Party or any Person within its control becomes aware of any violation of Environmental Laws or Environmental Permits or any Release on, at, in, under, above, to, from or about any Real Estate that is reasonably likely to result in Environmental Liabilities to a Credit Party or its Subsidiaries in excess of $250,000; and (d) promptly forward to Agent a copy of any order, notice, request for information or any communication or report received by such Credit Party or any Person within its control in connection with any such violation or Release or any other matter relating to any Environmental Laws or Environmental Permits that could reasonably be expected to result in Environmental Liabilities in excess of $250,000, in each case whether or not the Environmental Protection Agency or any Governmental Authority has taken or threatened any action in connection with any such violation, Release or other matter. If Agent at any time has a reasonable basis to believe that there may be a violation of any Environmental Laws or Environmental Permits by any Credit Party or any Person under its control or any Environmental Liability arising thereunder, or a Release of Hazardous Materials on, at, in, under, above, to, from or about any of its Real Estate, that, in each case, could reasonably be expected to have a Material Adverse Effect, then each Credit Party and its Subsidiaries shall, upon Agent's written request (i) cause the performance of such environmental audits relating to such matter including subsurface sampling of soil and groundwater, and preparation of such environmental reports, at Borrowers' expense, as Agent may from time to time reasonably request, which shall be conducted by reputable environmental consulting firms reasonably acceptable to Agent and shall be in form and substance reasonably acceptable to Agent, and (ii) permit Agent or its representatives to have access to all Real Estate for the purpose of conducting such environmental audits and testing as Agent deems appropriate, including subsurface sampling of soil and groundwater. Borrowers shall reimburse Agent for the costs of such audits and tests and the same will constitute a part of the Obligations secured hereunder.

2.6.   Landlords' Agreements, Mortgagee Agreements, Bailee Letters and Real Estate Purchases. Each Credit Party shall use reasonable efforts to obtain a landlord's agreement, mortgagee agreement or bailee letter, as applicable, from the lessor of each leased property, mortgagee of owned property or bailee with respect to any warehouse, processor or converter facility or other location where Inventory having a value (at cost) of more than $100,000 is at any time stored or located, which agreement or letter shall contain a waiver or subordination of all Liens or claims that the landlord, mortgagee or bailee may assert against the Collateral at that location, and shall otherwise be reasonably satisfactory in form and substance to Agent. With respect to such locations or warehouse space leased or owned as of the Closing Date and thereafter, if Agent has not received a landlord or mortgagee agreement or bailee letter as of the Closing Date (or, if later, as of the date such location is acquired or leased), the Eligible Inventory at that location shall, in Agent's discretion, be subject to such Reserves as may be established by Agent in its reasonable credit judgment. After the Closing Date, no real property or warehouse space shall be leased by any Credit Party or its Subsidiary and no Inventory shall be shipped to a processor or converter under arrangements established after the Closing Date without the prior written consent of Agent (which consent, in Agent's discretion, may be conditioned upon the exclusion from the Borrowing Base of Eligible Inventory at that location or the establishment of Reserves acceptable to Agent) or, unless and until a satisfactory landlord agreement or bailee letter, as appropriate, shall first have been obtained with respect to such location. Each Credit Party shall and shall cause its Subsidiaries to timely and fully pay and perform their obligations in all material respects under all leases and other agreements with respect to each leased location or public warehouse where any Collateral is or may be located. Any of the foregoing conditions and/or requirements may be satisfied pursuant to the Interim Order or the Final Order.

2.7.   Conduct of Business. Each Credit Party shall at all times maintain, preserve and protect all of its assets and properties used or useful in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices; continue to conduct its business substantially as now conducted (taking into account, as appropriate, such Credit Party's status as a debtor-in-possession under the Bankruptcy Code, including its right to reject executory contracts and unexpired leases thereunder) or as otherwise permitted hereunder; and transact business only in such corporate and trade names as are set forth in **Schedule 2.7** unless such Credit Party otherwise notifies Agent of a change thereof pursuant to **Section 2.12**.

       2.8.   <u>Further Assurances</u>.

       (a)   Each Credit Party shall, from time to time, execute or authorize the execution of such guaranties, financing statements, documents, control agreements, security agreements and reports as Agent or Requisite Lenders at any time may reasonably request to evidence, perfect or otherwise implement the guaranties and security for repayment of the Obligations contemplated by the Loan Documents.

       (b)   In the event any Credit Party acquires an ownership interest in real property after the Closing Date that in the good faith judgment of the Borrower Representative has a fair market value of $1,000,000 or more, such Credit Party shall deliver to Agent a fully executed mortgage or deed of trust over such ownership or other interest in real property in form and substance satisfactory to Agent, together with such title insurance policies, surveys, appraisals, evidence of insurance, legal opinions, environmental assessments and other documents and certificates as shall be required by Agent.

       (c)   Each Credit Party shall cause each Person (other than O'Sullivan Industries (Australia) Pty. Ltd., ACN 090 567 052 Pty. Ltd., Furniture Zone Australia Pty. Ltd., and O'Sullivan Furniture Asia Pacific Pty. Ltd.), upon its becoming a Subsidiary of such Credit Party (provided that this shall not be construed to constitute consent by any of the Lenders to any transaction referred to above which is not expressly permitted by the terms of this Agreement), promptly to guaranty the Obligations and to grant to Agent, for the benefit of Agent and Lenders, a security interest in the real, personal and mixed property of such Person (but, in the case of a Subsidiary other than a Domestic Subsidiary, such security interest shall be granted only with respect to 66% of the capital stock of such Subsidiary) to secure the Obligations. The documentation for such guaranty and security shall be substantially similar to the Loan Documents executed concurrently herewith with such modifications as are reasonably requested by Agent and shall be accompanied by such legal opinions and other documents as Agent may reasonably request. The Credit Parties shall, within ninety (90) days after the Closing Date, cause each of O'Sullivan Industries (Australia) Pty. Ltd., ACN 090 567 052 Pty. Ltd., Furniture Zone Australia Pty. Ltd., and O'Sullivan Furniture Asia Pacific Pty. Ltd., to be dissolved in accordance with applicable law, except to the extent that such ninety (90) day period may be extended upon written agreement by the Agent.

       (d)   Promptly, and in any event within thirty (30) days after the acquisition by Borrowers or any of their respective Subsidiaries of assets or personal property of the type that would have constituted Collateral on the Closing Date, including investments of the type that would have constituted Collateral on the Closing Date, Borrowers will take, or will cause their Subsidiaries to take, all necessary action, including (i) the filing of appropriate financing statements under the applicable provisions of the Code, applicable foreign, domestic or local laws, rules or regulations in each of the offices where such filing is necessary or appropriate, (ii) the execution and delivery of Control Agreements, and (iii) the notation of the Lien of Agent on any certificate of title, in each case, to create and perfect a Lien in such Collateral (or comparable interest under foreign law in the case of foreign Collateral) pursuant to and to the full extent required by this Agreement. Any of the foregoing conditions and/or requirements may be satisfied pursuant to the Interim Order or the Final Order.

       2.9.   Omitted.

       2.10.   <u>Cash Management Systems</u>. As soon as reasonably practicable but not later than forty-five (45) days after the Closing Date, Borrowers shall, and shall cause each of their Subsidiaries to: (a) enter into tri-party deposit account control agreements, in form and substance satisfactory to Agent, with respect to each deposit account maintained, or to be maintained, by any Borrower or any Subsidiary of any Borrower as of or after the Closing Date other than not more than three (3) deposit accounts, none of which shall have more than $25,000 therein at any time; and (b) enter into one or more new lockbox agreements in form and substance and with banks acceptable to Agent (the "<u>New Lockboxes</u>") and will promptly notify and direct their Account Debtors to remit payments on all Accounts to the New Lockboxes. Borrowers will terminate any and all agreements related to, and will close, Borrowers' lockbox account at Bank of America, N.A. within four (4) months after the Closing Date.

       2.11.   Omitted.

       2.12.   <u>Supplemental Disclosure</u>. From time to time as may be reasonably requested by Agent and from time to time with the approval of Agent (such approval not to be unreasonably withheld, provided that no such supplement shall be permitted for **Schedules 3.3(c)** through **Schedule 3.19**, inclusive), the Credit Parties shall supplement each Disclosure Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or as an exception to such representation or which is necessary to correct any information in such Disclosure Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Disclosure Schedule, such Disclosure Schedule shall be appropriately marked to show the changes made therein); provided that (a) no such supplement to any such Disclosure Schedule or representation shall be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by Agent and Requisite Lenders in writing; and (b) no supplement shall be required as to representations and warranties that relate solely to the Closing Date.

2.13.　　Omitted.

SECTION 3.
NEGATIVE COVENANTS

Each Credit Party executing this Agreement jointly and severally agrees as to all Credit Parties that from and after the date hereof until the Termination Date:

3.1.　　Post-Petition Date Indebtedness. The Credit Parties shall not and shall not cause or permit their Subsidiaries directly or indirectly to create, incur, assume, or otherwise become or remain directly or indirectly liable with respect to any Post-Petition Date Indebtedness (other than pursuant to a Post-Petition Date Contingent Obligation permitted under **Section 3.4**) except:

(a)　　the Obligations;

(b)　　Post-Petition Date Indebtedness not to exceed $250,000 in the aggregate consisting of intercompany loans and advances made by any Borrower to O'Sullivan Industries UK Ltd.; and

(c)　　Post-Petition Date Indebtedness not to exceed $1,000,000 in the aggregate at any time outstanding secured by purchase money Liens or incurred with respect to Capital Leases.

3.2.　　Liens and Related Matters.

(a)　　No Post-Petition Date Liens. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly create, incur, assume or permit to exist, any Lien (other than Liens existing immediately prior to the Petition Date) on or with respect to any property or asset of such Credit Party or any such Subsidiary, whether now owned or hereafter acquired, or any income or profits therefrom, except Permitted Encumbrances.

(b)　　No Negative Pledges. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly enter into or assume any agreement (other than the Loan Documents) prohibiting the creation or assumption of any Lien upon its properties or assets, whether now owned or hereafter acquired.

(c)　　No Restrictions on Subsidiary Distributions to Borrowers. Except as provided herein, the Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any such Subsidiary to: (i) pay dividends or make any other distribution on any of such Subsidiary's Stock owned by any Borrower or any other Subsidiary; (iii) pay any Indebtedness owed to any Borrower or any other Subsidiary; (iii) make loans or advances to any Borrower or any other Subsidiary; or (iv) transfer any of its property or assets to any Borrower or any other Subsidiary.

3.3.　　Investments. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly make or own any Investment in any Person except:

(a)   Borrowers and their Subsidiaries may make and own Investments in Cash Equivalents maintained in deposit accounts subject to Control Agreements providing a first priority Lien in favor of Agent; provided that such Cash Equivalents are not subject to setoff rights;

(b)   Borrowers may make intercompany loans to other Credit Parties to the extent permitted under **Section 3.1**;

(c)   Borrowers and their Subsidiaries may make loans and advances to employees for moving, entertainment, travel and other similar expenses in the ordinary course of business not to exceed (exclusive of the loans identified on **Schedule 3.3(c)**), $250,000 in the aggregate at any time outstanding; and

(d)   Borrowers and their Subsidiaries may make capital contributions to their wholly-owned domestic Subsidiaries that are Borrowers.

3.4.   <u>Post-Petition Date Contingent Obligations</u>. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly create or become or be liable with respect to any Post-Petition Date Contingent Obligation except:

(a)   those constituting Obligations;

(b)   Letter of Credit Obligations and obligations of Borrowers in respect of letters of credit outstanding on the Closing Date and constituting Prior Lender Obligations;

(c)   those resulting from endorsement of negotiable instruments for collection in the ordinary course of business;

(d)   those arising under indemnity agreements to title insurers to cause such title insurers to issue to Agent mortgagee title insurance policies;

(e)   those arising with respect to customary indemnification obligations incurred in connection with Asset Dispositions permitted hereunder;

(f)   those incurred in the ordinary course of business with respect to warranties provided in connection with the sale of Inventory in the ordinary course of business or surety and appeal bonds, performance and return-of-money bonds and other similar obligations;

(g)   those incurred with respect to Post-Petition Date Indebtedness permitted by **Section 3.1**;

(h)   any other Post-Petition Date Contingent Obligation not expressly permitted by clauses (a) through (g) above, so long as any such other Post-Petition Date Contingent Obligations, in the aggregate at any time outstanding, do not exceed $500,000.

3.5.   <u>Restricted Payments</u>. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly declare, order, pay, make or set apart any sum for any Restricted Payment, except that Borrowers may make Restricted Payments to other Borrowers and wholly-owned Subsidiaries of a Borrower may make Restricted Payments to such Borrower.

3.6.   <u>Restriction on Fundamental Changes</u>. Subject to the Bankruptcy Code and any orders of the Bankruptcy Court, including any confirmation order, the Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly: (a) amend, modify or waive any term or provision of its organizational documents, including its articles of incorporation, certificates of designations pertaining to preferred stock, by-laws, partnership agreement or operating agreement unless required by law; (b) enter into any transaction of merger or consolidation except, upon not less than five (5) Business Days' prior written notice to Agent, any Solvent wholly-owned Subsidiary of a Borrower may be merged with or into such Borrower (provided that such Borrower is the surviving entity) or any other wholly-owned Subsidiary of such Borrower; (c) liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution); or (d) acquire by purchase or otherwise all or any substantial part of the business or assets of any other Person.

3.7.   Disposal of Assets or Subsidiary Stock. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly convey, sell, lease, sublease, license, assign, transfer or otherwise dispose of, or grant any Person an option to acquire, in one transaction or a series of related transactions, any of its property, business or assets, whether now owned or hereafter acquired, except for (a) dispositions of obsolete equipment not used or useful in the business, (b) sales or other dispositions of Inventory and Accounts of any Credit Party in the ordinary course of business, and (c) Asset Dispositions (excluding sales or other dispositions of Inventory or Accounts of any Credit Party and excluding Stock of any of Holdings' Subsidiaries), not involving all or substantially all of the assets of any Credit Party, if all of the following conditions are met: (i) the consideration received is at least equal to the fair market value of such assets; (ii) all the consideration received for such Asset Disposition is cash; (iii) the Net Proceeds of such Asset Disposition are applied as required by **Section 1.5(c)**; and (iv) no Default or Event of Default then exists or would result from such Asset Disposition; provided, that, notwithstanding the foregoing, OSF may cease its operations and/or liquidate.

3.8.   Transactions with Affiliates. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any management, consulting, investment banking, advisory or other similar services) with any Affiliate or with any director, officer or employee of any Credit Party, except (a) as set forth on **Schedule 3.8**, (b) transactions in the ordinary course of and pursuant to the reasonable requirements of the business of any Borrower and upon fair and reasonable terms which are fully disclosed to Agent and are no less favorable to any such Borrower than would be obtained in a comparable arm's length transaction with a Person that is not an Affiliate, (c) payment of reasonable compensation to officers and employees for services actually rendered to any Borrower, and (d) payment to directors of director's fees, cash payments of which shall not exceed $200,000 in the aggregate during the term of this Agreement.

3.9.   Conduct of Business. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly engage in any business other than businesses of the type described on **Schedule 3.9** or that are reasonably related thereto.

3.10.   Omitted.

3.11.   Fiscal Year. No Credit Party shall change its Fiscal Year or permit any of its Subsidiaries to change their respective fiscal years.

3.12.   Press Release; Public Offering Materials. Each Credit Party executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases (except for any press release concerning the commencement of the Chapter 11 Cases) or other public disclosure, including any prospectus, proxy statement or other materials filed with any Governmental Authority relating to a public offering of the Stock of any Credit Party, and using the name of The CIT Group/Business Credit, Inc. or its affiliates without at least two (2) Business Days' prior notice to CITBC and without the prior written consent of CITBC unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law or any material Contractual Obligation existing as of the Closing Date and then, in any event, such Credit Party or Affiliate will consult with CITBC before issuing such press release or other public disclosure. Each Credit Party consents to the publication by Agent or any Lender of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement. Agent or such Lender shall provide a draft of any such tombstone or similar advertising material to each Credit Party for review and comment prior to the publication thereof. Agent reserves the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

3.13.   Subsidiaries. The Credit Parties shall not and shall not cause or permit their Subsidiaries to directly or indirectly establish, create or acquire any new Subsidiary other than creation of a domestic wholly-owned Subsidiary with respect to which the Credit Parties promptly comply with their obligations under **Section 2.8(c)** or a wholly-owned Subsidiary organized under the laws of Australia.

3.14.   Bank Accounts. The Credit Parties shall not and shall not cause or permit their Subsidiaries to establish any new bank accounts without prior written notice to Agent and unless Agent and the bank at which the account is to be opened enter into a Control Agreement regarding such bank account in form and substance reasonably satisfactory to Agent.

3.15.   <u>Hazardous Materials</u>. The Credit Parties shall not and shall not cause or permit their Subsidiaries to cause or permit a Release of any Hazardous Material on, at, in, under, above, to, from or about any of the Real Estate where such Release would (a) violate in any respect, or form the basis for any Environmental Liabilities by the Credit Parties or any of their Subsidiaries under, any Environmental Laws or Environmental Permits or (b) otherwise adversely impact the value or marketability of any of the Real Estate or any of the Collateral, other than such violations or Environmental Liabilities that could not reasonably be expected to have a Material Adverse Effect.

3.16.   <u>ERISA</u>. The Credit Parties shall not and shall not cause or permit any ERISA Affiliate to, cause or permit to occur an ERISA Event to the extent such ERISA Event, could reasonably be expected to have a Material Adverse Effect.

3.17.   <u>Sale-Leasebacks</u>. The Credit Parties shall not and shall not cause or permit any of their Subsidiaries to engage in any sale-leaseback, synthetic lease or similar transaction involving any of its assets other than any sale and leaseback transaction by a Credit Party as to which (a) such Credit Party could have (i) under **Section 3.1**, incurred Indebtedness in an amount equal to Attributable Debt relating to such sale and leaseback transaction and (ii) under **Section 3.2** incurred a Lien to secure such Indebtedness, and (b) the Asset Disposition included in such sale and leaseback transaction complies with **Section 3.7(b)**.

3.18.   <u>Prepayments of Other Indebtedness</u>. The Credit Parties shall not, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of any Indebtedness, other than (a) the Obligations; (b) Indebtedness secured by a Permitted Encumbrance if the asset securing such Indebtedness has been sold or otherwise disposed of in accordance with **Section 3.7(b)**, and (c) intercompany Indebtedness reflecting amounts owing to Borrowers.

3.19.   <u>Changes to Material Contracts</u>. The Credit Parties shall not and shall not cause or permit any of their Subsidiaries to change or amend the terms of any of the material contracts listed on **Schedule 3.19**.

3.20.   <u>Change of Name or Location</u>. No Credit Party shall (a) change its name as it appears in official filings in the state of its incorporation or organization, (b) change its offices or warehouses or locations at which Collateral is held or stored, or the location of its records concerning the Collateral, (c) change the type of entity that it is, (d) change its organization identification number, if any, issued by its state of incorporation or organization, or (e) change its state of incorporation or organization, in each case without at least thirty (30) days' prior written notice to Agent and after Agent's written acknowledgment that any reasonable action requested by Agent in connection therewith, including to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral, has been completed or taken; <u>provided</u> that any such new location shall be in the continental United States. Without limiting the foregoing, no Credit Party shall change its name, identity or corporate structure in any manner that might make any financing or continuation statement filed in connection herewith seriously misleading within the meaning of Section 9-506 or 9-507 of the Code or any other then applicable provision of the Code except upon prior written notice to Agent and Lenders and after Agent's written acknowledgment that any reasonable action requested by Agent in connection therewith, including to continue the perfection of any Liens in favor of Agent, on behalf of Lenders, in any Collateral, has been completed or taken.

3.21.   <u>Pre-Petition Date Indebtedness</u>. No Credit Party shall consent to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to the Interim Order or the Final Order. Subject to the Adequate Protection Stipulation and any other orders of the Bankruptcy Court, including any confirmation orders, which orders shall be in a form reasonably agreeable to Agent, no Credit party shall consent to any amendment, supplement or other modification of any of the terms or provisions in, or applicable to, the pre-Petition Date Indebtedness. No payments as to pre-Petition Date Indebtedness, other than pursuant to the Adequate Protection Stipulation, Interim Order or Final Order, shall be made except pursuant to orders of the Bankruptcy Court, including any confirmation orders, which orders shall be reasonably agreeable to Agent.

3.22.   Omitted.

3.23.   <u>Reclamation Claims</u>. No Credit Party shall enter into any agreement to return any of its Inventory to any of its creditors for application against any pre-Petition Date Indebtedness, pre-Petition Date trade payables or other pre-Petition Date claims under Section 546(g) of the Bankruptcy Code or allow any creditor to take any setoff or recoupment against any of its pre-Petition Date Indebtedness, pre-Petition Date trade payables or other pre-Petition Date claims based upon any such return pursuant to Section 553(b)(1) of the Bankruptcy Code or otherwise if, after giving effect any such agreement, setoff or recoupment, the aggregate amount of pre-Petition Date Indebtedness, pre-Petition Date trade payables and other pre-Petition Date claims subject to all such agreements, setoffs and recoupments since the Petition Date would exceed $250,000.

3.24. <u>Chapter 11 Claims</u>. No Credit Party shall incur, create, assume, suffer to exist or permit any other superpriority administrative claim which is <u>pari passu</u> with or senior to the claims of Agent and Lenders against the Credit Parties, except as set forth in **Section 1.14(b)**.

SECTION 4.
FINANCIAL COVENANTS AND REPORTING

Borrowers covenant and agree that from and after the date hereof until the Termination Date, Borrowers shall perform and comply with, and shall cause each of the other Credit Parties to perform and comply with, all requirements in this **Section 4** applicable to such Person.

4.1. <u>Minimum EBITDA</u>. Borrowers shall not permit their EBITDA to be less than the following respective amounts for the following corresponding indicated periods:

Month ended November 30, 2005	$(500,000)
Two-month period ended December 31, 2005	$0
Three-month period ended January 31, 2006	$1,000,000
Three-month period ended February 28, 2006	$1,000,000
Three-month period ended on the last day of each successive calendar month thereafter	$1,500,000

4.2. <u>Maximum Capital Expenditures</u>. The Borrowers shall not permit their consolidated Capital Expenditures to exceed in the aggregate the following respective amounts for the corresponding indicated periods:

Three-month period ended December 31, 2005	$400,000
Six-month period ended March 31, 2006	$800,000
Nine-month period ended June 30, 2006	$1,200,000
Twelve-month period ended September 3, 2006	$1,600,000

4.3. <u>Minimum Gross Sales</u>. The Borrowers shall have gross sales, for each four-week period ended on October 23, 2005 and on each Sunday thereafter for the previous four-week period during the term of this Agreement, in an aggregate amount not less than $15,000,000.

4.4. Omitted.

4.5. Omitted.

4.6. Omitted.

4.7. Omitted.

4.8. Omitted.

4.9.	Financial Statements and Other Reports. Borrowers will maintain, and cause each of their Subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of Financial Statements in conformity with GAAP (it being understood that monthly Financial Statements are not required to have footnote disclosures). Borrower Representative will deliver each of the Financial Statements and other reports described below to Agent (and each Lender in the case of the Financial Statements and other reports described in **Sections 4.9(a)**, **(b)**, **(d)**, **(f)**, **(g)**, **(h)**, and **(k)**).

(a)	Monthly and Quarterly Financials.

(i)	As soon as available and in any event within fifteen (15) days after the end of each month (including the last month of Borrowers' Fiscal Year), Borrower Representative will deliver (A) the unaudited consolidated and unaudited consolidating balance sheets of Holdings and its Subsidiaries, as at the end of such month, and the related unaudited consolidated and unaudited consolidating statements of income, stockholders' equity and cash flow for such month and for the period from the beginning of the then current Fiscal Year of Holdings to the end of such month, and (B) a schedule of the outstanding Indebtedness for borrowed money of Holdings and its Subsidiaries describing in reasonable detail each such debt issue or loan outstanding and the principal amount and amount of accrued and unpaid interest with respect to each such debt issue or loan.

(ii)	As soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter, Borrower Representative will deliver (A) the unaudited consolidated and unaudited consolidating balance sheets of Holdings and its Subsidiaries, as at the end of such Fiscal Quarter, and the related unaudited consolidated and unaudited consolidating statement of income, stockholders' equity and cash flow for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year of Holdings to the end of such Fiscal Quarter, (B) a report setting forth in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and the corresponding figures from the most recent Projections for the current Fiscal Year delivered pursuant to **Section 4.9(f)** and (C) a schedule of the outstanding Indebtedness for borrowed money of Holdings and its Subsidiaries describing in reasonable detail each such debt issue or loan outstanding and the principal amount and amount of accrued and unpaid interest with respect to each such debt issue or loan. Timely delivery of an appropriate Form 10-Q may satisfy the requirements of this **Section 4.9(a)(ii)**.

(b)	Year-End Financials. As soon as available and in any event within forty five (45) days after the Closing Date, Borrower Representative will deliver (i) the consolidated and unaudited consolidating balance sheets of Holdings and its Subsidiaries, as at the end of the Borrowers' Fiscal Year ending June 30, 2005, and the related consolidated and unaudited consolidating statements of income, stockholders' equity and cash flow for such Fiscal Year, (ii) a schedule of the outstanding Indebtedness for borrowed money of Holdings and its Subsidiaries describing in reasonable detail each such debt issue or loan outstanding and the principal amount and amount of accrued and unpaid interest with respect to each such debt issue or loan and (iii) a report with respect to the consolidated Financial Statements from a firm of Certified Public Accountants selected by Borrowers and reasonably acceptable to Agent, which report shall be prepared in accordance with Statement of Auditing Standards No. 58 (the "Statement") "Reports on Audited Financial Statements" and such report shall be "Unqualified" (as such term is defined in such Statement), except for a "going concern" qualification.

(c)	Accountants' Reports. Within ten (10) Business Days after receipt thereof, Borrower Representative will deliver copies of all management letters, exception reports and similar letters or reports received by any Credit Party from Borrowers' firm of certified public accountants.

(d)	Additional Deliveries.

(i)	To Agent, upon its request, and in any event no less frequently than noon (New York time) on each day that is three (3) Business Days after the end of each calendar week, a consolidating Borrowing Base Certificate accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion (in substantially the form as **Exhibit 4.9(d)(i)** (a "Borrowing Base Certificate")), which shall be prepared by Borrowers as of the last day of the immediately preceding calendar week; provided, however, in the event a Borrowing Base Certificate is requested more frequently by Agent, in its sole discretion, such Borrowing Base Certificate shall be prepared as of (i) the date of such request by Agent if such request is made by Agent no later than 1:00 p.m. (New York time), or (ii) the date that is one (1) Business Day after the date of any such request if such request is made by Agent after 1:00 p.m. (New York time), and delivered two (2) Business Day thereafter.

(ii)   To Agent, upon its request, and in any event no less frequently than noon New York time on each day that is ten (10) Business Days after the end of each Fiscal Month (together with a copy of any of the following reports requested by any Lender in writing after the Closing Date), each of the following reports, each of which shall be prepared by Borrowers as of the last day of the immediately preceding Fiscal Month or the date two (2) days prior to the date of any such request:

(A)   a summary of Inventory by location and type with a supporting perpetual Inventory report accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(B)   a list of the ten Account Debtors having the ten highest account balances as of the end of such Fiscal Month, together with the most recent corporate debt rating by Moody's and S&P of each such Account Debtor; and

(C)   a monthly trial balance showing Accounts outstanding aged from due date as follows: current, 1 to 30 days past due, 31 to 60 days past due, more than 60 days past due, reconciled against the Borrowing Base of same date, and accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion.

provided, however, in the event that any of the foregoing reports is requested more frequently by Agent, in its sole discretion, such report shall be prepared as of (i) the date of such request by Agent if such request is made by Agent no later than 1:00 p.m. (New York time), or (ii) the date that is one (1) Business Day after the date of any such request if such request is made by Agent after 1:00 p.m. (New York time), and delivered two (2) Business Day thereafter.

(iii)   To Agent, on a weekly basis or at such more frequent intervals as Agent may request from time to time (together with a copy of all or any part of such delivery requested by any Lender in writing after the Closing Date), collateral reports, including all additions and reductions (cash and non-cash) with respect to Accounts, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion each of which shall be prepared as of the last day of the immediately preceding week or the date two (2) days prior to the date of any request; provided, however, in the event such collateral reports are requested more frequently by Agent, in its sole discretion, such collateral reports shall be prepared as of (i) the date of such request by Agent if such request is made by Agent no later than 1:00 p.m. (New York time), or (ii) the date that is one (1) Business Day after the date of any such request if such request is made by Agent after 1:00 p.m. (New York time), and delivered two (2) Business Day thereafter.

(iv)   To Agent, at the time of delivery of each of the monthly Financial Statements delivered pursuant to this **Section 4.9**:

(A)   a reconciliation of the most recent Borrowing Base, general ledger and month-end Inventory reports to the monthly Financial Statements delivered pursuant to this **Section 4.9**, accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(B)   a reconciliation of the perpetual inventory by location to the most recent Borrowing Base Certificate, general ledger and monthly Financial Statements delivered pursuant to this **Section 4.9**, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(C)   management's report of the financial performance of the Borrowers for the Fiscal Month and the portion of the Fiscal Year then ended;

(D)   an aging of accounts payable and a reconciliation of that accounts payable aging to the monthly Financial Statements delivered pursuant to this **Section 4.9**, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(E)   a reconciliation of the outstanding Loans as set forth in the monthly Loan Account statement provided by Agent to each Borrower's general ledger and monthly Financial Statements delivered pursuant to this **Section 4.9**, in each case accompanied by such supporting detail and documentation as shall be requested by Agent in its reasonable discretion;

(v)   To Agent, at the time of delivery of each of the annual Financial Statements delivered pursuant to this **Section 4.9**, (A) a listing of government contracts of each Borrower subject to the Federal Assignment of Claims Act of 1940; and (B) a list of any applications for the registration of any Patent, Trademark or Copyright filed by any Credit Party with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency in the prior Fiscal Quarter;

(e)   <u>Appraisals; Inspections</u>.

(i)   From time to time, if Agent or any Lender determines that obtaining appraisals is necessary in order for Agent or such Lender to comply with applicable laws or regulations, Agent will, at Borrowers' expense, obtain appraisal reports in form and substance and from appraisers satisfactory to Agent stating the then current fair market values of all or any portion of the Real Estate owned by Credit Parties.

(ii)   Borrowers, at their own expense, shall deliver to Agent the results of each physical verification, if any, that Borrowers or any of their Subsidiaries may in their discretion have made, or caused any other Person to have made on their behalf, of all or any portion of their Inventory (and, if a Default or an Event of Default has occurred and is continuing, Borrowers shall, upon the request of Agent, conduct, and deliver the results of, such physical verifications as Agent may require).

(iii)   Borrowers, at their own expense, shall (A) cause to be delivered to Agent an appraisal, performed by an independent appraiser acceptable to Agent, of the Net Orderly Liquidation Value and (B) permit Agent to perform audits of Borrowers' accounts, at such times as Agent shall require.

(f)   <u>Variance Report</u>. Borrower Representative will deliver to the Agent, no less frequently than weekly and no later than the second (2nd) Business Day after the end of each calendar week, a report setting forth, on a weekly and cumulative basis, the positive or negative variance, if any, of the Borrowers' (i) projected weekly operating receipts for each week commencing with the week ending as of October 16, 2005, (ii) projected weekly gross sales for each week commencing with the week ending October 16, 2005 and (iii) projected aggregate principal amount of outstanding Loans and Letters of Credit for each week commencing with the week ending as of October 16, 2005, as set forth in the twenty-one (21) week DIP cash flow budget projections provided to Agent on or prior to the Closing Date.

(g)   <u>SEC Filings and Press Releases</u>. Promptly upon their becoming available, Borrower Representative will deliver copies of (i) all Financial Statements, reports, notices and proxy statements sent or made available by Holdings or any of its Subsidiaries to their Stockholders, (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Holdings or any of its Subsidiaries with any securities exchange or with the Securities and Exchange Commission, any Governmental Authority or any private regulatory authority, and (iii) all press releases and other statements made available by Holdings or any of its Subsidiaries to the public concerning material adverse changes or developments in the business of any such Person.

(h)   <u>Events of Default, Etc</u>. Promptly upon any officer of any Credit Party obtaining knowledge of any of the following events or conditions, Borrower Representative shall deliver copies of all notices given or received by such Credit Party or any of their Subsidiaries with respect to any such event or condition and a certificate of Borrower Representative's chief executive officer specifying the nature and period of existence of such event or condition and what action such Credit Party or Subsidiary thereof has taken, is taking and proposes to take with respect thereto: (i) any condition or event that constitutes, or which could reasonably be expected to result in the occurrence of, an Event of Default or Default; (ii) any notice that any Person has given to any Credit Party or any of its Subsidiaries or any other action taken with respect to a claimed default or event or condition of the type referred to in **Section 6.1(b)**; (iii) any event or condition that could reasonably be expected to result in any Material Adverse Effect; or (iv) any default or event of default with respect to any Indebtedness of any Credit Party or any of its Subsidiaries.

(i)   Litigation. Promptly upon any officer of any Credit Party obtaining knowledge of (i) the institution of any action, charge, claim, demand, suit, proceeding, petition, governmental investigation, tax audit or arbitration now pending or, to the best knowledge of such Credit Party after due inquiry, threatened against or affecting any Credit Party or any of its Subsidiaries or any property of any Credit Party or any of its Subsidiaries ("Litigation") not previously disclosed by Borrower Representative to Agent or (ii) any material development in any action, suit, proceeding, governmental investigation or arbitration at any time pending against or affecting any Credit Party or any property of any Credit Party which, in each case, could reasonably be expected to have a Material Adverse Effect, Borrower Representative will promptly give notice thereof to Agent and provide such other information as may be reasonably available to them to enable Agent and its counsel to evaluate such matter.

(j)   Notice of Corporate and other Changes. Borrower Representative shall provide prompt written notice of (i) all jurisdictions in which a Credit Party becomes qualified after the Closing Date to transact business, (ii) any change after the Closing Date in the authorized and issued Stock of any Credit Party or any Subsidiary of any Credit Party or any amendment to their articles or certificate of incorporation, by-laws, partnership agreement or other organizational documents, (iii) any Subsidiary created or acquired by any Credit Party or any of its Subsidiaries after the Closing Date, such notice, in each case, to identify the applicable jurisdictions, capital structures or Subsidiaries, as applicable, and (iv) any other event that occurs after the Closing Date which would cause any of the representations and warranties in **Section 5** of this Agreement or in any other Loan Document to be untrue or misleading in any material respect. The foregoing notice requirement shall not be construed to constitute consent by any of the Lenders to any transaction referred to above which is not expressly permitted by the terms of this Agreement.

(k)   Compliance Certificate. Together with each delivery of Financial Statements of Holdings and its Subsidiaries pursuant to **Sections 4.9(a)** and **(b)**, Borrowers will deliver a fully and properly completed Compliance Certificate (in substantially the same form as **Exhibit 4.9(k)**) (the "Compliance Certificate") signed by a Responsible Officer of each Borrower.

(l)   Omitted.

(m)   Other Information. With reasonable promptness, Borrower Representative will deliver such other information and data with respect to the business or financial condition of any Credit Party or any Subsidiary of any Credit Party as from time to time may be reasonably requested by Agent.

(n)   Taxes. Borrower Representative shall provide prompt written notice of (i) the execution or filing with the IRS or any other Governmental Authority of any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any Charges by any Credit Party or any of its Subsidiaries and (ii) any agreement by any Credit Party or any of its Subsidiaries or request directed to any Credit Party or any of its Subsidiaries to make any adjustment under IRC Section 481(a), by reason of a change in accounting method or otherwise, which could reasonably be expected to have a Material Adverse Effect.

4.10.   Accounting Terms; Utilization of GAAP for Purposes of Calculations Under Agreement. For purposes of this Agreement, all accounting terms not otherwise defined herein shall have the meanings assigned to such terms in conformity with GAAP. Financial statements and other information furnished to Agent pursuant to **Section 4.9** or any other section (unless specifically indicated otherwise) shall be prepared in accordance with GAAP as in effect at the time of such preparation consistently applied throughout the periods covered (unless specifically indicated otherwise and except, with respect to unaudited financial statements, for the absence of footnotes and normal year-end adjustments); provided that no accounting change shall affect standards or terms in this Agreement.

SECTION 5.
REPRESENTATIONS AND WARRANTIES

To induce Agent and Lenders to enter into the Loan Documents, to make Loans and to issue or cause to be issued Letters of Credit, Borrowers and the other Credit Parties executing this Agreement, jointly and severally, represent, warrant and covenant to Agent and each Lender that the following statements are, and will be, true, correct and complete until the Termination Date with respect to all Credit Parties:

5.1. Disclosure. No representation or warranty of any Credit Party contained in this Agreement, the Financial Statements referred to in **Section 5.5**, or any other document, certificate or written statement furnished to Agent or any Lender by or on behalf of any such Person for use in connection with the Loan Documents contains any untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made.

5.2. No Material Adverse Effect. Other than the filing by Borrowers of the Chapter 11 Cases, since September 1, 2005, there have been no events or changes in facts or circumstances affecting any Credit Party or any of its Subsidiaries which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect and that have not been disclosed herein or in the attached Disclosure Schedules.

5.3. No Conflict. The consummation of the transactions described in the Loan Documents does not and will not violate or conflict with any laws, rules, regulations or orders of any Governmental Authority or violate, conflict with, result in a breach of, or constitute a default (with due notice or lapse of time or both) under any Contractual Obligation or organizational documents of any Credit Party or any of its Subsidiaries except if such violations, conflicts, breaches or defaults could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. None of the Credit Parties is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company" or a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

5.4. Organization, Powers, Capitalization and Good Standing.

(a) Organization and Powers. Each of the Credit Parties and each of their Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and qualified to do business in all states where such qualification is required except where failure to be so qualified could not reasonably be expected to have a Material Adverse Effect. The jurisdiction of organization and all jurisdictions in which each Credit Party is qualified to do business are set forth on **Schedule 5.4(a)**. Each of the Credit Parties and each of their Subsidiaries has all requisite organizational power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted, to enter into the Loan Documents to which it is a party and to incur the Obligations, grant liens and security interests in the Collateral and carry out the transactions described in the Loan Documents.

(b) Omitted.

(c) Binding Obligation. This Agreement is, and the other Loan Documents when executed and delivered will be, the legally valid and binding obligations of the applicable parties thereto, each enforceable against each of such parties, as applicable, in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to principles of equity.

5.5. Financial Statements and Projections. All Financial Statements concerning Holdings and its Subsidiaries which have been or will hereafter be furnished to Agent pursuant to this Agreement have been or will be prepared in accordance with GAAP consistently applied (except as disclosed therein) and do or will present fairly the financial condition of the entities covered thereby as at the dates thereof and the results of their operations for the periods then ended, subject to, in the case of unaudited Financial Statements, the absence of footnotes and normal year-end adjustments.

5.6.   Intellectual Property. Each of the Credit Parties and its Subsidiaries owns, is licensed to use or otherwise has the right to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted that is material to the condition (financial or other), business or operations of such Credit Party and its Subsidiaries and all such patented or federally registered Intellectual Property as of the date hereof is identified on **Schedule 5.6** and fully protected in accordance with reasonable commercial practice. Except as disclosed in **Schedule 5.6**, the use of such Intellectual Property by the Credit Parties and their Subsidiaries and the conduct of their businesses does not and has not been alleged by any Person to infringe on the rights of any Person, except where such infringement could not reasonably be expected to have a Material Adverse Effect.

5.7.   Investigations, Audits, Etc. As of the Closing Date, except as set forth on **Schedule 5.7**, no Credit Party or any of its Subsidiaries is the subject of any review or audit by the IRS or any governmental investigation concerning the violation or possible violation of any law.

5.8.   Employee Matters. Except as set forth on **Schedule 5.8**, (a) no Credit Party or Subsidiary of a Credit Party nor any of their respective employees is subject to any collective bargaining agreement, (b) no petition for certification or union election is pending with respect to the employees of any Credit Party or any of their Subsidiaries and no union or collective bargaining unit has sought such certification or recognition with respect to the employees of any Credit Party or any of their Subsidiaries, (c) there are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of any Credit Party after due inquiry, threatened between any Credit Party or any of their Subsidiaries and its respective employees, other than employee grievances arising in the ordinary course of business which could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect and (d) hours worked by and payment made to employees of each Credit Party and each of their Subsidiaries comply with the Fair Labor Standards Act and each other federal, state, local or foreign law applicable to such matters. Except as set forth on **Schedule 5.8**, neither Borrower nor any of its Subsidiaries is party to an employment or consulting contract.

5.9.   Omitted.

5.10.   Litigation; Adverse Facts. Except as set forth on **Schedule 5.10**, there are no judgments outstanding against any Credit Party or any of its Subsidiaries or affecting any property of any Credit Party or any of its Subsidiaries, nor is there any Litigation pending, or to the best knowledge of any Credit Party threatened, against any Credit Party or any of its Subsidiaries which could reasonably be expected to result in any Material Adverse Effect.

5.11.   Use of Proceeds; Margin Regulations.

(a)   No part of the proceeds of any Loan will be used for "buying" or "carrying" "margin stock" within the respective meanings of such terms under Regulation U of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect or for any other purpose that violates the provisions of the regulations of the Board of Governors of the Federal Reserve System. If requested by Agent, each Credit Party will furnish to Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

(b)   Borrowers shall utilize the proceeds of the Loans solely for the Refinancing (and to pay any related transaction expenses), and for the financing of Borrowers' (and only the Borrowers') ordinary working capital and general corporate needs. **Schedule 5.11** contains a description of Borrowers' sources and uses of funds as of the Closing Date, including Loans and Letter of Credit Obligations to be made or incurred on that date, and a funds flow memorandum detailing how funds from each source are to be transferred for particular uses.

5.12.   Ownership of Property; Liens. As of the Closing Date, the real estate ("Real Estate") listed in **Schedule 5.12** constitutes all of the real property owned, leased, subleased, or used by any Credit Party or any of its Subsidiaries. Except as disclosed on **Schedule 5.12**, each of the Credit Parties and each of its Subsidiaries owns good and marketable fee simple title to all of its owned Real Estate, and valid and marketable leasehold interests in all of its leased Real Estate, all as described on **Schedule 5.12**, and copies of all such leases or a summary of terms thereof reasonably satisfactory to Agent have been delivered to Agent. **Schedule 5.12** further describes any Real Estate with respect to which any Credit Party or any of its Subsidiaries is a lessor, sublessor or assignor as of the

Closing Date. Each of the Credit Parties and each of its Subsidiaries also has good and marketable title to, or valid leasehold interests in, all of its personal property and assets. As of the Closing Date, none of the properties and assets of any Credit Party or any of its Subsidiaries are subject to any Liens other than Permitted Encumbrances, and there are no facts, circumstances or conditions known to any Borrower that may result in any Liens (including Liens arising under Environmental Laws) other than Permitted Encumbrances against the properties or assets of any Credit Party or any of its Subsidiaries. Except as disclosed on **Schedule 5.12**, each of the Credit Parties and each of its Subsidiaries has received all deeds, assignments, waivers, consents, nondisturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Credit Party's or Subsidiary's right, title and interest in and to all such Real Estate and other properties and assets. **Schedule 5.12** also describes any purchase options, rights of first refusal or other similar contractual rights pertaining to any Real Estate. As of the Closing Date, no portion of any Credit Party's or any of its Subsidiaries' Real Estate has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored in all material respects to its original condition or otherwise remedied. As of the Closing Date, all material permits required to have been issued or appropriate to enable the Real Estate to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are in full force and effect.

5.13. Environmental Matters.

(a)   Except as set forth in **Schedule 5.13**, as of the Closing Date: (i) the Real Estate is free of contamination from any Hazardous Material except for such contamination that could not reasonably be expected to adversely impact the value or marketability of such Real Estate and that could not reasonably be expected to result in Environmental Liabilities of the Credit Parties or their Subsidiaries in excess of $100,000 in the aggregate; (ii) no Credit Party and no Subsidiary of a Credit Party has caused or suffered to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of their Real Estate; (iii) the Credit Parties and their Subsidiaries are and have been in compliance with all Environmental Laws, except for such noncompliance that could not reasonably be expected to result in Environmental Liabilities of the Credit Parties or their Subsidiaries in excess of $100,000 in the aggregate; (iv) the Credit Parties and their Subsidiaries have obtained, and are in compliance with, all Environmental Permits required by Environmental Laws for the operations of their respective businesses as presently conducted or as proposed to be conducted, except where the failure to so obtain or comply with such Environmental Permits could not reasonably be expected to result in Environmental Liabilities of the Credit Parties or their Subsidiaries in excess of $100,000 in the aggregate, and all such Environmental Permits are valid, uncontested and in good standing; (v) no Credit Party and no Subsidiary of a Credit Party is involved in operations or knows of any facts, circumstances or conditions, including any Releases of Hazardous Materials, that are likely to result in any Environmental Liabilities of such Credit Party or Subsidiary that could reasonably be expected to be in excess of $100,000 in the aggregate, and no Credit Party or Subsidiary of a Credit Party has permitted any current or former tenant or occupant of the Real Estate to engage in any such operations; (vi) there is no Litigation arising under or related to any Environmental Laws, Environmental Permits or Hazardous Material that seeks damages, penalties, fines, costs or expenses in excess of $500,000 in the aggregate or injunctive relief against, or that alleges criminal misconduct by any Credit Party or any Subsidiary of a Credit Party; (vii) no notice has been received by any Credit Party or any Subsidiary of a Credit Party identifying any of them as a "potentially responsible party" or requesting information under CERCLA or analogous state statutes, and to the knowledge of the Credit Parties, there are no facts, circumstances or conditions (other than disposals of waste in the ordinary course of business by licensed waste handlers) that could reasonable be expected to result in any of the Credit Parties or their Subsidiaries being identified as a "potentially responsible party" under CERCLA or analogous state statutes; and (viii) the Credit Parties have provided to Agent copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to any of the Credit Parties or their Subsidiaries.

(b)   Each Credit Party hereby acknowledges and agrees that Agent (i) is not now, and to the best knowledge of the Credit Parties, has not ever been, in control of any of the Real Estate or affairs of such Credit Party or its Subsidiaries, and (ii) does not have the capacity through the provisions of the Loan Documents or otherwise to influence any Credit Party's or its Subsidiaries' conduct with respect to the ownership, operation or management of any of their Real Estate or compliance with Environmental Laws or Environmental Permits.

5.14. ERISA.

(a)   **Schedule 5.14** lists all material Plans and separately identifies all Pension Plans, including Title IV Plans, Multiemployer Plans, and Retiree Welfare Plans. Copies of all material Plans (other than

Multiemployer Plans) and all Title IV Plans, together with a copy of the latest Form 5500-series for each Title IV Plan have been provided to Agent. Except with respect to Welfare Plans, each Qualified Plan has received a favorable determination letter from the IRS, and nothing has occurred that would reasonably be expected to cause the revocation of such determination letter. Except as could not reasonably be expected to have a Material Adverse Effect, each Plan is in compliance with the applicable provisions of ERISA and the IRC, including the timely filing of all reports required under the IRC or ERISA. Neither any Credit Party nor ERISA Affiliate has failed to make any contribution or pay any amount due as required by either Section 412 of the IRC or Section 302 of ERISA or the terms of any Title IV Plan. Neither any Credit Party nor ERISA Affiliate has engaged in a "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the IRC, in connection with any Plan, that would subject any Credit Party to a tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the IRC in an amount that could reasonably be expected to have a Material Adverse Effect.

(b)   (i) Except as set forth in **Schedule 5.14**: (i) no Title IV Plan has any material Unfunded Pension Liability; (ii) no ERISA Event or event described in Section 4062(e) of ERISA with respect to any Title IV Plan has occurred or is reasonably expected to occur; (iii) there are no pending, or to the knowledge of any Borrower, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan that could reasonably be expected to have a Material Adverse Effect; (iv) no Credit Party or ERISA Affiliate has incurred or reasonably expects to incur any liability as a result of a complete or partial withdrawal from a Multiemployer Plan that could reasonably be expected to have a Material Adverse Effect; (v) within the last five years no Title IV Plan of any Credit Party or ERISA Affiliate has been terminated, whether or not in a "standard termination" as that term is used in Section 4041(b)(1) of ERISA, nor has any Title IV Plan of any Credit Party or ERISA Affiliate (determined at any time within the past five years) with Unfunded Pension Liabilities been transferred outside of the "controlled group" (within the meaning of Section 4001(a)(14) of ERISA) of any Credit Party or ERISA Affiliate determined at the time of any such transfer.

5.15.   Brokers. No broker or finder acting on behalf of any Credit Party or Affiliate thereof brought about the obtaining, making or closing of the Loans, and no Credit Party or Affiliate thereof has any obligation to any Person in respect of any finder's or brokerage fees in connection therewith.

5.16.   Deposit and Disbursement Accounts. **Schedule 5.16** lists all banks and other financial institutions at which any Credit Party maintains deposit or other accounts as of the Closing Date, including any Disbursement Accounts, and such Schedule correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

5.17.   Agreements and Other Documents. As of the Closing Date, each Credit Party has provided to Agent or its counsel, on behalf of Lenders, accurate and complete copies (or summaries) of all of the following agreements or documents to which it is subject and each of which is listed in **Schedule 5.17**: supply agreements and purchase agreements not terminable by such Credit Party within sixty (60) days following written notice issued by such Credit Party and involving transactions in excess of $1,000,000 per annum; leases of Equipment having a remaining term of one year or longer and requiring aggregate rental and other payments in excess of $500,000 per annum; licenses and permits held by the Credit Parties, the absence of which could reasonably be expected to have a Material Adverse Effect; instruments and documents evidencing any Indebtedness or Guaranteed Indebtedness of such Credit Party and any Lien granted by such Credit Party with respect thereto; and instruments and agreements evidencing the issuance of any equity securities, warrants, rights or options to purchase equity securities of such Credit Party.

5.18.   Insurance. **Schedule 5.18** lists all insurance policies of any nature maintained, as of the Closing Date, for current occurrences by each Credit Party, as well as a summary of the key business terms of each such policy such as deductibles, coverage limits and term of policy.

5.19.   Compliance with Laws and Contractual Obligations. Except to the extent any such noncompliance arises as a result of or is attributable to the commencement or pendency of the Chapter 11 Cases, each Credit Party, and each of its Subsidiaries, is in compliance with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority and the obligations, covenants and conditions contained in all Contractual

Obligations other than those laws, rules, regulations, orders and provisions of such Contractual Obligations the noncompliance with which could not be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect.

5.20.   Omitted.

SECTION 6.
DEFAULT, RIGHTS AND REMEDIES

6.1.   Event of Default. "Event of Default" shall mean the occurrence or existence of any one or more of the following:

(a)   Payment. (i) Failure to pay any installment or other payment of principal of any Loan, any interest on any Loan or any other amount (excluding reimbursement of expenses reimbursable hereunder) when due, or to repay Revolving Loans to reduce their balance to the maximum amount of Revolving Loans then permitted to be outstanding or to reimburse any L/C Issuer for any payment made by such L/C Issuer under or in respect of any Letter of Credit when due under this Agreement or any of the other Loan Documents, or (ii) failure to pay or reimburse Agent, the L/C Issuer or any Lender for any expense payable or reimbursable by any Credit Party hereunder or under any other Loan Document within ten (10) days following demand for such reimbursement or payment of expenses, which demand shall be accompanied by a reasonably detailed invoice; or

(b)   Default in Other Agreements. (i) Any Credit Party or any of its Subsidiaries fails to pay when due or within any applicable grace period any principal or interest on Post-Petition Date Indebtedness (other than the Loans) or any Post-Petition Date Contingent Obligations or (ii) breach or default of any Credit Party or any of its Subsidiaries, or the occurrence of any condition or event, with respect to any Post-Petition Date Indebtedness (other than the Loans) or any Post-Petition Date Contingent Obligations, if the effect of such breach, default, occurrence or event is to cause, or to permit the holder or holders then to cause, Post-Petition Date Indebtedness and/or Post-Petition Date Contingent Obligations having a principal amount individually or together with other Post-Petition Date Indebtedness and/or Post-Petition Date Contingent Obligations as to which there is any such breach, default, occurrence or event in excess of $500,000 to become or be declared due prior to their stated maturity; or

(c)   Breach of Certain Provisions; Breach of Warranty. Failure of any Credit Party to perform or comply with any term or condition contained in that portion of **Section 2.2** relating to the Credit Parties' obligation to maintain insurance, **Section 2.3**, **Section 2.8**, **Section 2.10**, **Section 3** or **Section 4**, and, in the case of **Section 4**, the same shall remain unremedied for five (5) days or more; or

(d)   Borrowing Base Certificate; Breach of Warranty. Any information contained in any Borrowing Base Certificate is untrue or incorrect in any respect (other than inadvertent, immaterial errors not exceeding $50,000 in the aggregate in any Borrowing Base Certificate), or any representation or warranty herein or in any Loan Document or in any written statement, report, financial statement or certificate (other than a Borrowing Base Certificate) made or delivered to Agent or any Lender by any Credit Party is untrue or incorrect in any material respect (without duplication of materiality qualifiers contained therein) as of the date when made or deemed made; or

(e)   Other Defaults Under Loan Documents. Any Credit Party defaults in the performance of or compliance with any term contained in this Agreement or the other Loan Documents (other than occurrences described in other provisions of this **Section 6.1** for which a different grace or cure period is specified, or for which no cure period is specified and which constitute immediate Events of Default) and such default is not remedied or waived within ten (10) days after the earlier of (i) receipt by Borrower Representative of notice from Agent or Requisite Lenders of such default or (ii) actual knowledge of any Borrower or any other Credit Party of such default; or

(f)   Omitted;

(g)   Omitted;

(h)   Judgment and Attachments. Any one or more money judgments, writs or warrants of attachment, or similar process (other than those described elsewhere in this **Section 6.1**) involving an amount in any individual case or in the aggregate in excess of $500,000 is entered or filed against one or more of the Credit Parties or any of their respective assets and remains undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than five (5) Business Days prior to the date of any proposed sale thereunder; or

(i) Dissolution. Any order, judgment or decree is entered against any Credit Party decreeing the dissolution or split up of such Credit Party and such order remains undischarged or unstayed for a period in excess of fifteen (15) days; or

(j) Related to the Chapter 11 Cases. The occurrence of any of the following in any Chapter 11 Case:

(i) the bringing of a motion (or the support thereof), taking of any action or the filing of any plan of reorganization or disclosure statement attendant thereto by a Borrower in any Chapter 11 Case: (A) to obtain additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement (other than with respect to a financing used, in whole or in part, to repay in full the Obligations); (B) to grant any Lien other than Permitted Encumbrances upon or affecting any Collateral; (C) except as provided in the Interim Order or Final Order, as the case may be, to use cash collateral of Agent under Section 363(c) of the Bankruptcy Code without the prior written consent of the Agent and the Lenders; or (D) to authorize any other action or actions adverse to Agent or Lenders, or their rights and remedies hereunder or their interests in the Collateral that would, individually or in the aggregate, have a Material Adverse Effect.

(ii) the filing of any plan of reorganization or disclosure statement attendant thereto by a Borrower or any other Person that does not contain a provision for termination of the Commitments and repayment in full in cash of all of the Obligations under this Agreement on or before the effective date of such plan or plans;

(iii) the entry of an order in any of the Chapter 11 Cases confirming a plan or plans of reorganization that does not contain a provision for termination of the Commitments and repayment in full in cash of all of the Obligations under this Agreement on or before the effective date of such plan or plans;

(iv) the entry of an order amending, supplementing, staying, vacating or otherwise modifying the Loan Documents or the Interim Order of the Final Order without the written consent of all the Lenders or the filing of a motion for reconsideration with respect to the Interim Order of the Final Order;

(v) the Final Order is not entered immediately following the expiration of the Interim Order;

(vi) the payment of, or application for authority to pay, an pre-Petition Date claim without the Lenders' prior written consent or pursuant to an order of the Bankruptcy Court after notice and hearing unless otherwise permitted under this Agreement;

(vii) the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code against or with respect to any of the Collateral (except as provided in the Interim Order or the Final Order);

(viii) the appointment of an interim or permanent trustee in any of the Chapter 11 Cases or the appointment of a receiver or an examiner in any of the Chapter 11 Cases with expanded powers to operate or manage the financial affairs, the business, or reorganization of such Borrower; or the sale without Agent and Lenders' consent, of all or substantially all of such Borrower's assets either through a sale under Section 363 of the Bankruptcy Code, through a confirmed plan or reorganization in any of the Chapter 11 Cases, or otherwise that does not provide for payment in full of the Obligations and termination of Lenders' commitment to make Loans;

(ix) the dismissal of any of the Chapter 11 Cases, or the conversion of any of the Chapter 11 Cases from one under Chapter 7 of the Bankruptcy Code or any Credit Party shall file a motion or other pleading seeking the dismissal of any of the Chapter 11 Cases under Section 1112 of the Bankruptcy Code or otherwise;

(x)	the entry of an order by the Court granting relief from or modifying the automatic stay of Section 362 of the Bankruptcy Code (x) to allow any creditor to execute upon or enforce a Lien on any Collateral, or (y) with respect to any Lien of or the granting of any Lien on any Collateral to any state or local environmental or regulatory agency or authority, which in either case would have a Material Adverse Effect;

(xi)	the failure in any material respect of any Credit Party to perform any of its obligations under the Interim Order or the Final Order; or

(xii)	the entry of an order in any of the Chapter 11 Cases granting any other superpriority administrative claim (other than a superpriority claim granted in connection with the Term Loan Facility) or Lien equal or superior to that granted to Agent, on behalf of itself and Lenders, on the Collateral.

(k)	Invalidity of Loan Documents. Any of the Loan Documents for any reason, other than a partial or full release in accordance with the terms thereof, ceases to be in full force and effect or is declared to be null and void, or any Credit Party denies that it has any further liability under any Loan Documents to which it is party, or gives notice to such effect; or

(l)	Damage; Casualty. Any event occurs, whether or not insured or insurable, as a result of which revenue-producing activities cease or are substantially curtailed at any facility of any Credit Party generating more than 30% of the consolidated revenues of Holdings and its Subsidiaries for the Fiscal Year preceding such event and such cessation or curtailment continues for more than 30 days; or

(m)	Business Activities. Holdings engages in any type of business activity other than the ownership of Stock of Borrowers and performance of its obligations under any transaction or agreement identified on **Schedule 3.8**; or

(n)	Change of Control. A Change of Control occurs; or

(o)	Omitted.

6.2.	Suspension or Termination of Commitments. Upon the occurrence of any Default or Event of Default, Agent may, and at the request of Requisite Lenders shall, without notice or demand, immediately suspend all or any portion of Lenders' obligations to make additional Loans or issue or cause to be issued Letters of Credit under the Revolving Loan Commitment; provided that, in the case of a Default, if the subject condition or event is cured within any applicable grace or cure period or waived by Requisite Lenders, the Commitments shall be reinstated.

6.3.	Acceleration and other Remedies. Upon the occurrence and during the continuance of any Event of Default, Agent may, and at the request of the Requisite Lenders, Agent shall, by written notice to Borrower Representative (i) reduce the aggregate amount of the Commitments from time to time, (ii) declare all or any portion of the Loans and all or any portion of the other Obligations to be, and the same shall forthwith become, immediately due and payable together with accrued interest thereon, (iii) terminate all or any portion of the obligations of Agent, L/C Issuers and Lenders to make Term Loan Advances, Revolving Credit Advances and issue Letters of Credit, (iv) demand that Borrowers either (A) immediately deliver cash to Agent for the benefit of L/C Issuers (and Borrowers shall then immediately so deliver) in an amount equal to 105% of the aggregate outstanding Letter of Credit Obligations or (B) provide to Agent for each outstanding Letter of Credit either (1) a stand-by letter of credit, in favor of Agent and in form and substance and issued by a bank acceptable to Agent, for 105% of the undrawn amount of such outstanding Letter of Credit or (2) a replacement letter of credit satisfactory to the beneficiary thereof as a replacement for such outstanding Letter of Credit (and sufficient for such beneficiary to return such outstanding Letter of Credit) and (v) exercise any other remedies which may be available under the Loan Documents or applicable law. Borrowers hereby grant to Agent, for the benefit of L/C Issuers and Revolving Lender, a security interest in such cash collateral to secure all of the Letter of Credit Obligations. Any such cash collateral shall be made available by Agent to L/C Issuers to reimburse L/C Issuers for payments of drafts drawn under such Letters of Credit and any Fees, Charges and expenses of L/C Issuers with respect to such Letters of Credit and the unused portion thereof, after all such Letters of Credit shall have expired or been fully drawn upon, shall be applied to repay any other Obligations. After all such Letters of Credit shall have expired or been fully drawn upon and all Obligations shall have been satisfied and paid in full, the balance, if any, of such cash collateral shall be returned to Borrowers. Borrowers shall from time to time execute and deliver to Agent such further documents and instruments as Agent may request with respect to such cash collateral.

6.4.   Performance by Agent. If any Credit Party shall fail to perform any covenant, duty or agreement that imposes obligations or duties in respect of Collateral contained in any of the Loan Documents, Agent may perform or attempt to perform such covenant, duty or agreement on behalf of such Credit Party after the expiration of any cure or grace periods set forth herein. In such event, such Credit Party shall, at the request of Agent, promptly pay any amount reasonably expended by Agent in such performance or attempted performance to Agent, together with interest thereon at the highest rate of interest in effect upon the occurrence of an Event of Default as specified in **Section 1.2(d)** from the date of such expenditure until paid. Notwithstanding the foregoing, it is expressly agreed that Agent shall not have any liability or responsibility for the performance of any obligation of any Credit Party under this Agreement or any other Loan Document.

6.5.   Application of Proceeds. Notwithstanding anything to the contrary contained in this Agreement, (a) upon the occurrence and during the continuance of an Event of Default, Borrowers irrevocably waive the right to direct the application of any and all payments at any time or times thereafter received by Agent from or on behalf of Borrowers, and Agent shall have the continuing and exclusive right to apply and to reapply any and all payments received at any time or times after the occurrence and during the continuance of an Event of Default against the Obligations in such manner as Agent may deem advisable notwithstanding any previous application by Agent (but, after payment of any outstanding and unpaid Fees, costs or expenses of the Agent, subject to the express provisions of Section 1.5(c) and (d) of this Agreement in respect of application of Net Proceeds to the Revolving Loans and the Term Loans) and (b) the proceeds of any sale of, or other realization upon, (i) a portion of the Collateral that does not include any Fixed Collateral, or (ii) (A) all or substantially all of the Collateral or (B) a portion of the Collateral that includes but is not limited to Fixed Collateral to a purchaser for an aggregate purchase price, shall be applied: first, to all Fees, costs and expenses incurred by or owing to Agent and any Lender with respect to this Agreement, the other Loan Documents or the Collateral; second, to accrued and unpaid interest on the Obligations arising from the making of Revolving Credit Advances (including any interest which but for the provisions of the Bankruptcy Code, would have accrued on such amounts); third, to the principal amount of the Obligations outstanding arising from the making of Revolving Credit Advances; fourth to accrued and unpaid interest on the Obligations arising from the making of Term Loan Advances (including any interest which but for the provisions of the Bankruptcy Code, would have accrued on such amounts); fifth, to the principal amount of the Obligations outstanding arising from the making of Term Loan Advances; and sixth to any other obligations of Borrowers owing to Agent or any Lender under the Loan Documents including as collateral for Letter of Credit Obligations. Any balance remaining shall be delivered to Borrowers or to whomever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct.

SECTION 7.
CONDITIONS TO LOANS

The obligations of Lenders and L/C Issuers to make Loans and to issue or cause to be issued Letters of Credit are subject to satisfaction of all of the applicable conditions set forth below.

7.1.   Conditions to Initial Loans. The obligations of Lenders and L/C Issuers to make the initial Loans and to issue or cause to be issued Letters of Credit on the Closing Date are, in addition to the conditions precedent specified in **Section 7.2**, subject to the delivery of all documents listed on, the taking of all actions set forth on and the satisfaction of all other conditions precedent listed in the Closing Checklist attached hereto as **Annex B**, all in form and substance, or in a manner, satisfactory to Agent and Lenders.

7.2.   Conditions to All Loans. Except as otherwise expressly provided herein, no Lender or L/C Issuer shall be obligated to fund any Advance or incur any Letter of Credit Obligation, if, as of the date thereof (the "Funding Date"):

(a)   any representation or warranty by any Credit Party contained herein or in any other Loan Document is untrue or incorrect in any material respect (without duplication of any materiality qualifier contained therein) as of such date, except to the extent that such representation or warranty expressly relates to an earlier date, and Agent has, or the Requisite Lenders have, determined not to make such Advance or incur such Letter of Credit Obligation as a result of the fact that such warranty or representation is untrue or incorrect;

(b)   any Default or Event of Default has occurred and is continuing or would result after giving effect to any Advance (or the incurrence of any Letter of Credit Obligation), and Agent or Requisite Lenders shall have determined not to make any Advance or incur any Letter of Credit Obligation as a result of that Default or Event of Default;

(c)   after giving effect to any Advance (or the incurrence of any Letter of Credit Obligations), the outstanding amount of the aggregate Revolving Loan would exceed remaining Borrowing Availability;

(d)   with respect to any Term Loan Advance, the Initial Term Lender shall not have transferred and assigned, or entered into one or more participation agreements in respect of, all of its obligations in respect of the Term Loan Commitment;

(e)   as of any date after the date on which the Final Order is entered, Holdings is not in good standing in the State of Delaware; or

(f)   after the twenty-fifth day following the Closing Date, the Final Order has not been delivered.

The request and acceptance by any Borrower of the proceeds of any Advance, the incurrence of any Letter of Credit Obligations or the conversion or continuation of any Loan into, or as, a LIBOR Loan shall be deemed to constitute, as of the date thereof, (i) a representation and warranty by Borrowers that the conditions in this **Section 7.2** have been satisfied and (ii) a reaffirmation by Borrowers of the cross guaranty provisions set forth in **Section 10** and of the granting and continuance of Agent's Liens, on behalf of itself and Lenders, pursuant to this Agreement. Letter of Credit Obligations shall be deemed incurred by the issuance of a new Letter of Credit, by the extension (other than an automatic extension) of the expiry date of an existing Letter of Credit and by the increase in amount of an existing Letter of Credit.

7.3.   <u>Conditions to Term Loans</u>. Except as otherwise expressly provided herein, no Term Lenders shall be obligated to fund any Term Loan Advance, if as of the date thereof:

(a)   average weekly gross sales for the four weeks most recently ended prior to the request for, or requirement of, such Term Loan Advance is less than $4,000,000; and

(b)   EBITDA for the month most recently ended prior to the request for, or requirement of, such Term Loan Advance is not more than $75,000 less than that projected by the Borrowers as set forth in **Annex C**.

SECTION 8.
ASSIGNMENT AND PARTICIPATION

8.1.   Assignment and Participations.

(a)   Subject to the terms of this **Section 8.1**, any Term Lender may make an assignment to a Qualified Assignee of, or sale of participations in, at any time or times, the Loan Documents, Term Loans and any Term Loan Commitment or any portion thereof or interest therein, including any Term Lender's rights, title, interests, remedies, powers or duties thereunder. Any assignment by a Term Lender, other than a Commitment Release (hereinafter defined), which shall be done, if at all, only on the terms set forth hereinafter in respect thereof, shall: (i) require the consent of Agent (which consent shall not be unreasonably withheld or delayed with respect to a Qualified Assignee, provided, that Agent may in its sole and absolute discretion permit any assignment by a Term Lender to a Person or Persons that are not Qualified Assignees) and the execution of an assignment agreement (an "Assignment Agreement" substantially in the form attached hereto as **Exhibit 8.1** and otherwise in form and substance reasonably satisfactory to, and acknowledged by, Agent); (ii) be conditioned on such assignee Term Lender representing to the assigning Term Lender and Agent that it is purchasing the applicable Term Loans to be assigned to it for its own account, for investment purposes and not with a view to the distribution thereof; (iii) require a payment to Agent of an assignment fee of $3,500 and (iv) so long as no Event of Default has occurred and is continuing, require the consent of Borrower Representative, which shall not be unreasonably withheld or delayed and shall be deemed granted if not objected to within three (3) Business Days following notice thereof to Borrower Representative. In the case of an assignment by a Term Lender under this **Section 8.1**, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as all other Term Lenders hereunder; **provided, however,** and notwithstanding anything to the contrary set forth elsewhere in this Agreement, that the assigning Term Lender shall be relieved of its obligations hereunder with respect to its Term Loan Commitments or assigned portion thereof from and after the date of such assignment only to the extent, if at all, that the Agent separately and expressly consents in writing to relieve such assigning Term Lender of its obligations hereunder with respect to its Term Loan Commitments (collectively a "Commitment Release"), and the Agent's consent to a requested Commitment Release may be granted or withheld in the Agent's sole discretion. Borrowers hereby acknowledge and agree that any assignment shall give rise to a direct obligation of Borrowers to the assignee and that the assignee shall be considered to be a "Term Lender." Each Term Lender's liability to make Term Loans hereunder shall be several and not joint and shall be limited to such Term Lender's Pro Rata Share of the applicable Term Loan Commitment. In the event Agent or any Term Lender assigns or otherwise transfers all or any part of the Obligations, Agent or any such Term Lender shall so notify Borrowers and Borrowers shall, upon the request of Agent or such Term Lender, execute new Term Notes in exchange for the Term Notes, if any, being assigned. Notwithstanding the foregoing provisions of this **Section 8.1(a)**, (i) any Lender may at any time pledge the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to a Federal Reserve Bank, (ii) any Lender that is an investment fund may assign the Obligations held by it and such Lender's rights under this Agreement and the other Loan Documents to another investment fund managed by the same investment advisor or pledge such Obligations and rights to trustee for the benefit of its investors and (iii) any Lender may assign the Obligations to an Affiliate of such Lender or to a Person that is a Lender prior to the date of such assignment; provided, in each case, that no such pledge or assignment of Obligations made solely in reliance on this sentence shall release such Lender from such Lender's obligations hereunder or under any other Loan Document.

(b)   Any participation by a Term Lender of all or any part of its Term Loan Commitments shall be made with the understanding that all amounts payable by Borrowers hereunder shall be determined as if that Term Lender had not sold such participation, and that the holder of any such participation shall not be entitled to require such Term Lender to take or omit to take any action hereunder except actions directly affecting (i) any reduction in the principal amount of, or interest rate or Fees payable with respect to, any Term Loan in which such holder participates, (ii) any extension of the scheduled amortization of the principal amount of any Term Loan in which such holder participates or the final maturity date thereof, and (iii) any release of all or substantially all of the Collateral (other than in accordance with the terms of this Agreement, the Collateral Documents or the other Loan Documents). Solely for purposes of **Sections 1.10**, **1.11**, **8.3** and **9.1**, Borrowers acknowledge and agree that a participation shall give rise to a direct obligation of Borrowers to the participant and the participant shall be considered to be a "Term Lender"; provided that any such participant shall not be entitled to receive any greater payment under **Section 1.10** than the Term Lender granting such participation would have been entitled to receive with respect to the portion of its Term Loan Commitment and Term Loans so participated. Except as set forth in the preceding sentence, no Borrower or any other Credit Party shall have any obligation or duty to any participant. Neither Agent nor any Term Lender (other than the Term Lender selling a participation) shall have any duty to any participant and may continue to deal solely with the Term Lender selling a participation as if no such sale had occurred.

(c) Except as expressly provided in this **Section 8.1**, no Term Lender shall, as between Borrowers and that Term Lender, or Agent and that Term Lender, be relieved of any of its obligations hereunder as a result of any sale, assignment, transfer or negotiation of, or granting of participation in, all or any part of the Term Loans, the Term Notes or other Obligations owed to such Term Lender.

(d) Each Credit Party shall assist each Term Lender permitted to sell assignments or participations under this **Section 8.1** as required to enable the assigning or selling Term Lender to effect any such assignment or participation, including the execution and delivery of any and all agreements, notes and other documents and instruments as shall be requested and the prompt preparation of informational materials for, and the participation of management in meetings with, potential assignees or participants, all on a timetable established by Agent in its sole discretion. Each Credit Party executing this Agreement shall certify the correctness, completeness and accuracy of all descriptions of the Credit Parties and their respective affairs contained in any selling materials provided by it and all other information provided by it and included in such materials, except that any Projections delivered by Borrowers shall only be certified by Borrowers as having been prepared by Borrowers in compliance with the representations contained in **Section 5.5**. Agent shall maintain, on behalf of Borrowers, in its offices located at 900 Ashwood Parkway, Suite 610, Atlanta, Georgia 30338, a "register" for recording the name, address, commitment and Loans owing to each Lender. The entries in such register shall be presumptive evidence of the amounts due and owing to each Lender in the absence of manifest error. Borrowers, Agent and each Lender may treat each Person whose name is recorded in such register pursuant to the terms hereof as a Lender for all purposes of this Agreement. The register described herein shall be available for inspection by Borrower and any Lender, at any reasonable time upon reasonable prior notice.

(e) A Lender may furnish any information concerning Credit Parties in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants); provided that such Lender shall obtain from assignees or participants confidentiality covenants substantially equivalent to those contained in **Section 9.13**.

8.2. Agent.

(a) Appointment. Each Lender hereby designates and appoints CITBC as its Agent under this Agreement and the other Loan Documents, and each Lender hereby irrevocably authorizes Agent to execute and deliver the Collateral Documents and to take such action or to refrain from taking such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are set forth herein or therein, together with such other powers as are reasonably incidental thereto. Agent is authorized and empowered to amend, modify, or waive any provisions of this Agreement or the other Loan Documents on behalf of Lenders subject to the requirement that certain of Lenders' consent be obtained in certain instances as provided in this **Section 8.2** and **Section 9.2**. The provisions of this **Section 8.2** are solely for the benefit of Agent and Lenders and neither Borrowers nor any other Credit Party shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement, Agent shall act solely as agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for Borrowers or any other Credit Party. Agent may perform any of its duties hereunder, or under the Loan Documents, by or through its agents or employees.

(b) Nature of Duties. The duties of Agent shall be mechanical and administrative in nature. Agent shall not have by reason of this Agreement a fiduciary relationship in respect of any Lender. Nothing in this Agreement or any of the Loan Documents, express or implied, is intended to or shall be construed to impose upon Agent any obligations in respect of this Agreement or any of the Loan Documents except as expressly set forth herein or therein. Each Lender shall make its own independent investigation of the financial condition and affairs of each Credit Party in connection with the extension of credit hereunder and shall make its own appraisal of the creditworthiness of each Credit Party, and Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto (other than as expressly required herein). If Agent seeks the consent or approval of any Lenders to the taking or refraining from taking any action hereunder, then Agent shall send notice thereof to each Lender. Agent shall promptly notify each Lender any time that the Requisite Lenders have instructed Agent to act or refrain from acting pursuant hereto.

(c) <u>Rights, Exculpation, Etc</u>. Neither Agent nor any of its officers, directors, employees or agents shall be liable to any Lender for any action taken or omitted by them hereunder or under any of the Loan Documents, or in connection herewith or therewith, except that Agent shall be liable to the extent of its own gross negligence or willful misconduct as determined by a final non-appealable order by a court of competent jurisdiction. Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Lender to whom payment was due but not made, shall be to recover from other Lenders any payment in excess of the amount to which they are determined to be entitled (and such other Lenders hereby agree to return to such Lender any such erroneous payments received by them). In no event shall Agent be liable for punitive, special, consequential, incidental, exemplary or other similar damages. In performing its functions and duties hereunder, Agent shall exercise the same care which it would in dealing with loans for its own account, but neither Agent nor any of its agents or representatives shall be responsible to any Lender for any recitals, statements, representations or warranties herein or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, or sufficiency of this Agreement or any of the Loan Documents or the transactions contemplated thereby, or for the financial condition of any Credit Party. Agent shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any of the Loan Documents or the financial condition of any Credit Party, or the existence or possible existence of any Default or Event of Default. Agent may at any time request instructions from Requisite Lenders or all affected Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the Loan Documents Agent is permitted or required to take or to grant. If such instructions are promptly requested, Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Person for refraining from any action or withholding any approval under any of the Loan Documents until it shall have received such instructions from the Requisite Lenders or such other portion of the Lenders as shall be prescribed by this Agreement. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of Requisite Lenders or all affected Lenders, as applicable, and, notwithstanding the instructions of Requisite Lenders or all affected Lenders, as applicable, Agent shall have no obligation to take any action if it believes, in good faith, that such action is deemed to be illegal by Agent or exposes Agent to any liability for which it has not received satisfactory indemnification in accordance with **Section 8.2(e)**.

(d) <u>Reliance</u>. Agent shall be entitled to rely, and shall be fully protected in relying, upon any written or oral notices, statements, certificates, orders or other documents or any telephone message or other communication (including any writing, telex, fax or telegram) believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the Loan Documents and its duties hereunder or thereunder. Agent shall be entitled to rely upon the advice of legal counsel, independent accountants, and other experts selected by Agent in its sole discretion.

(e) <u>Indemnification</u>. Lenders will reimburse and indemnify Agent for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including, without limitation, attorneys' fees and expenses), advances or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any of the Loan Documents or any action taken or omitted by Agent under this Agreement or any of the Loan Documents, in proportion to each Lender's Pro Rata Share of the Commitments, but only to the extent that any of the foregoing is not reimbursed by Borrowers; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements to the extent resulting from Agent's gross negligence or willful misconduct as determined by a final non-appealable order by a court of competent jurisdiction. If any indemnity furnished to Agent for any purpose shall, in the opinion of Agent, be insufficient or become impaired, Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against even if so directed by the Requisite Lenders or such other portion of the Lenders as shall be prescribed by this Agreement until such additional indemnity is furnished. The obligations of Lenders under this **Section 8.2(e)** shall survive the payment in full of the Obligations and the termination of this Agreement.

(f)   CITBC Individually. With respect to its Commitments hereunder, CITBC shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender. The terms "Lenders", "Requisite Lenders" or any similar terms shall, unless the context clearly otherwise indicates, include CITBC in its individual capacity as a Lender or one of the Requisite Lenders. CITBC, either directly or through strategic affiliations, may lend money to, acquire equity or other ownership interests in, provide advisory services to and generally engage in any kind of banking, trust or other business with any Credit Party as if it were not acting as Agent pursuant hereto and without any duty to account therefor to Lenders. CITBC, either directly or through strategic affiliations, may accept fees and other consideration from any Credit Party for services in connection with this Agreement or otherwise without having to account for the same to Lenders.

(g)   Successor Agent.

(i)   Resignation. Agent may resign from the performance of all its agency functions and duties hereunder at any time by giving at least thirty (30) Business Days' prior written notice to Borrower Representative and Lenders. Such resignation shall take effect upon the acceptance by a successor Agent of appointment pursuant to clause (ii) below or as otherwise provided in clause (ii) below.

(ii)   Appointment of Successor. Upon any such notice of resignation pursuant to clause (i) above, Requisite Lenders shall appoint a successor Agent which, unless an Event of Default has occurred and is continuing, shall be reasonably acceptable to Borrowers. If a successor Agent shall not have been so appointed within the thirty (30) Business Day period referred to in clause (i) above, the retiring Agent, upon notice to Borrower Representative, shall then appoint a successor Agent who shall serve as Agent until such time, if any, as Requisite Lenders appoint a successor Agent as provided above.

(iii)   Successor Agent. Upon the acceptance of any appointment as Agent under the Loan Documents by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under the Loan Documents. After any retiring Agent's resignation as Agent, the provisions of this **Section 8.2** shall continue to inure to its benefit as to any actions taken or omitted to be taken by it in its capacity as Agent.

(iv)   Term Lender as Successor Agent. Notwithstanding anything to the contrary set forth herein, in the event that a Term Lender consummates a Revolver Purchase, then, simultaneously with the closing thereof, CITBC shall be deemed to have resigned as Agent hereunder, and such Term Lender shall be deemed to have (i) been appointed by the Requisite Lenders as the successor Agent hereunder and (ii) accepted such appointment, and thereupon shall be and become the successor Agent for all purposes hereunder.

(h)   Collateral Matters.

(i)   Release of Collateral. Lenders hereby irrevocably authorize Agent, at its option and in its discretion, to release any Lien granted to or held by Agent upon any Collateral (A) upon termination of the Commitments and payment and satisfaction of all Obligations (other than contingent indemnification obligations to the extent no claims giving rise thereto have been asserted) or (B) constituting property being sold or disposed of if Borrowers (or any of them) certify to Agent that the sale or disposition is made in compliance with the provisions of this Agreement (and Agent may rely in good faith conclusively on any such certificate, without further inquiry).

(ii)   Confirmation of Authority; Execution of Releases. Without in any manner limiting Agent's authority to act without any specific or further authorization or consent by Lenders (as set forth in **Section 8.2(h)(i)**), each Lender agrees to confirm in writing, upon request by Agent or Borrower Representative, the authority to release any Collateral conferred upon Agent under clauses (A) and (B) of **Section 8.2(h)(i)**. Upon receipt by Agent of any required confirmation from the Requisite Lenders of its authority to release any particular item or types of Collateral, and upon at least ten (10) Business Days' prior written request by Borrower Representative, Agent shall (and is hereby irrevocably authorized by Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to Agent upon such Collateral; provided, however, that (1) Agent shall not be required to execute any such document on terms which, in Agent's opinion, would expose Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (2) such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of any Credit Party, in respect of), all interests retained by any Credit Party, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

          (iii)   Absence of Duty. Agent shall have no obligation whatsoever to any Lender, L/C Issuer or any other Person to assure that the property covered by this Agreement or the Collateral Documents exists or is owned by Borrowers or any other Credit Party or is cared for, protected or insured or has been encumbered or that the Liens granted to Agent have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent in this **Section 8.2(h)** or in any of the Loan Documents, it being understood and agreed that in respect of the property covered by this Agreement or the Collateral Documents or any act, omission or event related thereto, Agent may act in any manner it may deem appropriate, in its discretion, given Agent's own interest in property covered by this Agreement or the Collateral Documents as one of the Lenders and that Agent shall have no duty or liability whatsoever to any of the other Lenders; <u>provided</u> that Agent shall exercise the same care which it would in dealing with loans for its own account.

          (i)   Agency for Perfection. Agent and each Lender hereby appoint each other Lender as agent for the purpose of perfecting Agent's security interest in assets which, in accordance with the Code in any applicable jurisdiction, can be perfected by possession or control. Should any Lender (other than Agent) obtain possession or control of any such assets, such Lender shall notify Agent thereof, and, promptly upon Agent's request therefor, shall deliver such assets to Agent or in accordance with Agent's instructions or transfer control to Agent in accordance with Agent's instructions. Each Lender agrees that it will not have any right individually to enforce or seek to enforce any Collateral Document or to realize upon any collateral security for the Loans unless instructed to do so by Agent in writing, it being understood and agreed that such rights and remedies may be exercised only by Agent.

          (j)   Notice of Default. Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default except with respect to defaults in the payment of principal, interest and Fees required to be paid to Agent for the account of Lenders, unless Agent shall have received written notice from a Lender or Borrower Representative referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". Agent will use reasonable efforts to notify each Lender of its receipt of any such notice, unless such notice is with respect to defaults in the payment of principal, interest and fees, in which case Agent will notify each Lender of its receipt of such notice. Agent shall take such action with respect to such Default or Event of Default as may be requested by Requisite Lenders in accordance with **Section 6**. Unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interests of Lenders.

          (k)   Lender Actions Against Collateral. Each Lender agrees that it will not take any action, nor institute any actions or proceedings, with respect to the Loans, against any Borrower or any Credit Party hereunder or under the other Loan Documents or against any of the Real Estate encumbered by Mortgages without the consent of the Required Lenders. With respect to any action by Agent to enforce the rights and remedies of Agent and the Lenders under this Agreement and the other Loan Documents, each Lender hereby consents to the jurisdiction of the court in which such action is maintained, and agrees to deliver its Notes to Agent to the extent necessary to enforce the rights and remedies of Agent for the benefit of the Lenders under the Mortgages in accordance with the provisions hereof.

      8.3.   Set Off and Sharing of Payments. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, during the continuance of any Event of Default, each Lender is hereby authorized by Borrowers at any time or from time to time, with reasonably prompt subsequent notice to Borrower Representative (any prior or contemporaneous notice being hereby expressly waived) to set off and to appropriate and to apply any and all (a) balances held by such Lender at any of its offices for the account of any Borrower or any of its Subsidiaries (regardless of whether such balances are then due to Borrower or its Subsidiaries), and (b) other property at any time held or owing by such Lender to or for the credit or for the account of any Borrower or any of its Subsidiaries, against and on account of any of the Obligations; except that no Lender shall exercise any such right without the prior written consent of Agent. Any Lender exercising a right to set off shall purchase for cash (and the other Lenders shall sell) interests in each of such other Lender's Pro Rata Share of the Obligations as would be necessary to cause all Lenders to share the amount so set off with each other Lender in accordance with their respective Pro Rata Shares of the Obligations. Borrowers agree, to the fullest extent permitted by law, that any Lender may exercise its right to set off with respect to amounts in excess of its Pro Rata Share of the Obligations and upon doing so shall deliver such amount so set off to the Agent for the benefit of all Lenders in accordance with their Pro Rata Shares of the Obligations.

8.4. <u>Disbursement of Funds</u>. Agent may, on behalf of Lenders, disburse funds to Borrowers for Loans requested. Each Lender shall reimburse Agent on demand for all funds disbursed on its behalf by Agent, or if Agent so requests, each Lender will remit to Agent its Pro Rata Share of any Loan before Agent disburses same to Borrowers. If Agent elects to require that each Lender make funds available to Agent prior to a disbursement by Agent to Borrowers, Agent shall advise each Lender by telephone or fax of the amount of such Lender's Pro Rata Share of the Loan requested by Borrower Representative no later than 1:00 p.m. (New York time) on the Funding Date applicable thereto, and each such Lender shall pay Agent such Lender's Pro Rata Share of such requested Loan, in same day funds, by wire transfer to Agent's account on such Funding Date. If any Lender fails to pay the amount of its Pro Rata Share within one (1) Business Day after Agent's demand, Agent shall promptly notify Borrower Representative, and Borrowers shall immediately repay such amount to Agent. Any repayment required pursuant to this **Section 8.4** shall be without premium or penalty. Nothing in this **Section 8.4** or elsewhere in this Agreement or the other Loan Documents, including the provisions of **Section 8.5**, shall be deemed to require Agent to advance funds on behalf of any Lender or to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that Agent or Borrowers may have against any Lender as a result of any default by such Lender hereunder.

8.5. <u>Disbursements of Advances; Payment</u>.

(a) <u>Advances; Payments</u>.

(i) Agent shall notify Revolving Lender, promptly after receipt of a Notice of Revolving Credit Advance and in any event prior to 1:00 p.m. (New York time) on the date such Notice of a Revolving Credit Advance is received, by fax, telephone or other similar form of transmission. Revolving Lender shall make the amount of such Revolving Credit Advance available to Agent in same day funds by wire transfer to Agent's account as set forth in **Section 1.1(e)** not later than 3:00 p.m. (New York time) on the requested Funding Date in the case of an Index Rate Loans and not later than 11:00 a.m. (New York time) on the requested Funding Date in the case of a LIBOR Loan. After receipt of such wire transfers (or, in the Agent's sole discretion, before receipt of such wire transfers), subject to the terms hereof, Agent shall make the requested Revolving Credit Advance to Borrowers as designated by Borrower Representative in the Notice of Revolving Credit Advance. All payments by Revolving Lender shall be made without setoff, counterclaim or deduction of any kind.

(ii) At least once each calendar week or more frequently at Agent's election (each, a "Settlement Date"), Agent shall advise each Lender by telephone or fax of the amount of such Lender's Pro Rata Share of principal, interest and Fees paid for the benefit of Lenders with respect to each applicable Loan. Provided that each Lender has funded all payments and Advances required to be made by it and purchased all participations required to be purchased by it under this Agreement and the other Loan Documents as of such Settlement Date, Agent shall pay to each Lender such Lender's Pro Rata Share of principal, interest and Fees paid by Borrowers since the previous Settlement Date for the benefit of such Lender on the Loans held by it. Such payments shall be made by wire transfer to such Lender's account (as specified by such Lender in **Annex D** or the applicable Assignment Agreement) not later than 2:00 p.m. (New York time) on the next Business Day following each Settlement Date. To the extent that any Lender (a "Non-Funding Lender") has failed to fund all such payments and Advances or failed to fund the purchase of all such participations, Agent shall be entitled to set off the funding shortfall against that Non-Funding Lender's Pro Rata Share of all payments received from Borrowers.

(b) <u>Availability of Lender's Pro Rata Share</u>. Agent may assume that Lenders will make its Pro Rata Share of each Advance available to Agent on each Funding Date. If not, Agent will be entitled to recover such amount on demand from Lender without setoff, counterclaim or deduction of any kind. If Lender fails to pay the amount forthwith upon Agent's demand, Agent shall promptly notify Borrower Representative and Borrowers shall immediately repay such amount to Agent. Nothing in this **Section 8.5(b)** or elsewhere in this Agreement or the other Loan Documents shall be deemed to require Agent to advance funds on behalf of a Lender or to relieve a Lender from its obligation to fulfill its Commitment hereunder or to prejudice any rights that Borrowers may have against a Lender as a result of any default by such Lender hereunder. To the extent that Agent advances funds to

Borrowers on behalf of a Lender and is not reimbursed therefor on the same Business Day as such Advance is made, Agent shall be entitled to retain for its account all interest accrued on such Advance until reimbursed by such Lender.

(c)   Return of Payments.

(i)   If Agent pays an amount to a Lender under this Agreement in the belief or expectation that a related payment has been or will be received by Agent from Borrowers and such related payment is not received by Agent, then Agent will be entitled to recover such amount from such Lender on demand without setoff, counterclaim or deduction of any kind.

(ii)   If Agent determines at any time that any amount received by Agent under this Agreement must be returned to any Borrower or paid to any other Person pursuant to any insolvency law or otherwise, then, notwithstanding any other term or condition of this Agreement or any other Loan Document, Agent will not be required to distribute any portion thereof to any Lender. In addition, each Lender will repay to Agent on demand any portion of such amount that Agent has distributed to such Lender, together with interest at such rate, if any, as Agent is required to pay to any Borrower or such other Person, without setoff, counterclaim or deduction of any kind.

(d)   Non-Funding Lenders. The failure of any Non-Funding Lender to make any Advance or any payment required by it hereunder, shall not relieve any other Lender (each such other Lender, an "Other Lender") of its obligations to make such Advance on such date, but neither any Other Lender nor Agent shall be responsible for the failure of any Non-Funding Lender to make an Advance or make any other payment required hereunder. Notwithstanding anything set forth herein to the contrary, a Non-Funding Lender shall not have any voting or consent rights under or with respect to any Loan Document or constitute a "Lender" or a "Revolving Lender" (or be included in the calculation of "Requisite Lenders" hereunder) for any voting or consent rights under or with respect to any Loan Document.

(e)   Dissemination of Information. Agent shall use reasonable efforts to provide Lenders with any notice of Default or Event of Default received by Agent from, or delivered by Agent to, any Credit Party, with notice of any Event of Default of which Agent has actually become aware and with notice of any action taken by Agent following any Event of Default; provided, that Agent shall not be liable to any Lender for any failure to do so.

(f)   Actions in Concert. Anything in this Agreement to the contrary notwithstanding, each Lender hereby agrees with each other Lender that no Lender shall take any action to protect or enforce its rights arising out of this Agreement or the Notes (including exercising any rights of setoff) without first obtaining the prior written consent of Agent and Requisite Lenders, it being the intent of Lenders that any such action to protect or enforce rights under this Agreement and the Notes shall be taken in concert and at the direction or with the consent of Agent or Requisite Lenders.

SECTION 9.
MISCELLANEOUS

9.1.   Indemnities. Borrowers agree, jointly and severally, to indemnify, pay, and hold Agent, each Lender, each L/C Issuer and their respective officers, directors, employees, agents, and attorneys (the "Indemnitees") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs and expenses (including all reasonable fees and expenses of counsel to such Indemnitees) of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Indemnitee as a result of such Indemnitees being a party to this Agreement or the transactions consummated pursuant to this Agreement; provided, that Borrowers shall have no obligation to an Indemnitee hereunder with respect to liabilities to the extent resulting from the gross negligence or willful misconduct of that Indemnitee as determined by a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, Borrowers agree to make the maximum contribution to the payment and satisfaction thereof which is permissible under applicable law.

9.2.   Amendments and Waivers.

(a)   Except for actions expressly permitted to be taken by Agent, no amendment, modification, termination or waiver of any provision of this Agreement or any other Loan Document, or any consent to any departure by any Credit Party therefrom, shall in any event be effective unless the same shall be in writing and signed by Borrowers, and by Requisite Lenders or all affected Lenders, as applicable. Except as set forth in clauses (b) and (c) below, all such amendments, modifications, terminations or waivers requiring the consent of any Lenders shall require the written consent of Requisite Lenders.

(b)   No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that increases the percentage advance rates set forth in the definition of the Borrowing Base or that makes less restrictive the nondiscretionary criteria for exclusion from Eligible Accounts set forth in **Section 1.7** and Eligible Inventory set forth in **Section 1.8**, shall be effective unless the same shall be in writing and signed by Agent, Revolving Lender and Borrowers. No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that waives compliance with the conditions precedent set forth in **Section 7.2** to the making of any Loan or the incurrence of any Letter of Credit Obligations shall be effective unless the same shall be in writing and signed by Agent, Requisite Lenders and Borrowers. No amendment, modification, termination or waiver of or consent with respect to any provision of this Agreement that waives compliance with the conditions precedent set forth in **Section 7.3** to the making of any Term Loan shall be effective unless the same shall be in writing and signed by Agent, Term Lenders and Borrowers.

(c)   No amendment, modification, termination or waiver shall, unless in writing and signed by Agent and each Lender directly affected thereby: (i) increase the principal amount of any Lender's Commitment (which action shall be deemed only to affect those Lenders whose Commitments are increased and may be approved by Requisite Lenders, including those Lenders whose Commitments are increased); (ii) reduce the principal of, rate of interest on or Fees payable with respect to any Loan or Letter of Credit Obligations of any affected Lender; (iii) extend any scheduled payment date or final maturity date of the principal amount of any Loan of any affected Lender; (iv) waive, forgive, defer, extend or postpone any payment of interest or Fees as to any affected Lender (which action shall be deemed only to affect those Lenders to whom such payments are made); (v) release any Guaranty or, except as otherwise permitted in **Section 3.7**, release Collateral with a book value exceeding 5% of the book value of all assets in the aggregate in any one (1) year (which action shall be deemed to directly affect all Lenders); (vi) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans that shall be required for Lenders or any of them to take any action hereunder; and (vii) amend or waive this **Section 9.2** or the definitions of the terms "Requisite Lenders" insofar as such definitions affect the substance of this **Section 9.2**. Furthermore, no amendment, modification, termination or waiver affecting the rights or duties of Agent or L/C Issuers under this Agreement or any other Loan Document shall be effective unless in writing and signed by Agent or L/C Issuers, as the case may be, in addition to Lenders required hereinabove to take such action. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given. No amendment, modification, termination or waiver shall be required for Agent to take additional Collateral pursuant to any Loan Document. No amendment, modification, termination or waiver of any provision of any Note shall be effective without the written concurrence of the holder of that Note. No notice to or demand on any Credit Party in any case shall entitle such Credit Party or any other Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this **Section 9.2** shall be binding upon each holder of the Notes at the time outstanding and each future holder of the Notes.

9.3.   Notices. Any notice or other communication required shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied, sent by overnight courier service or U.S. mail and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by fax, on the date of transmission if transmitted on a Business Day before 4:00 p.m. New York Time; (c) if delivered by overnight courier, one (1) Business Day after delivery to the courier properly addressed; or (d) if delivered by U.S. mail, four (4) Business Days after deposit with postage prepaid and properly addressed.

Notices shall be addressed as follows:

If to Borrower Representative:		O'SULLIVAN INDUSTRIES, INC.
		10 Mansell Court East, Suite 100
		Roswell, Georgia 30076
		ATTN: Chief Financial Officer
		Fax: (678) 939-0801
		and
		1900 Gulf street
		Lamar, Missouri 64759
		ATTN: General Counsel
		Fax: (417) 682-8120
With a copy to:		DECHERT LLP
		30 Rockefeller Plaza
		New York, NY 10112
		ATTN: Joel H. Levitin
		Fax: (212) 698-3599
If to Agent or CITBC:		THE CIT GROUP/BUSINESS CREDIT, INC.
		900 Ashwood Parkway, Suite 610
		Atlanta, Georgia 30338
		ATTN: Region Credit Manager
		Fax: (770) 522-7673
With a copy to:		HUNTON & WILLIAMS LLP
		200 Park Avenue, 52nd Floor
		New York, New York 10166-0005
		ATTN: Bruce W. Moorhead, Jr.
		Fax: (212) 309-1100

9.4. <u>Failure or Indulgence Not Waiver; Remedies Cumulative</u>. No failure or delay on the part of Agent or any Lender to exercise, nor any partial exercise of, any power, right or privilege hereunder or under any other Loan Documents shall impair such power, right, or privilege or be construed to be a waiver of any Default or Event of Default. All rights and remedies existing hereunder or under any other Loan Document are cumulative to and not exclusive of any rights or remedies otherwise available.

9.5. <u>Marshaling; Payments Set Aside</u>. Neither Agent nor any Lender shall be under any obligation to marshal any assets in payment of any or all of the Obligations. To the extent that Borrowers make payment(s) or Agent enforces its Liens or Agent or any Lender exercises its right of set-off, and such payment(s) or the proceeds of such enforcement or set-off is subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid by anyone, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or set-off had not occurred.

9.6. <u>Severability</u>. The invalidity, illegality, or unenforceability in any jurisdiction of any provision under the Loan Documents shall not affect or impair the remaining provisions of the Loan Documents.

9.7. <u>Lenders' Obligations Several; Independent Nature of Lenders' Rights</u>. The obligation of each Lender hereunder is several and not joint and no Lender shall be responsible for the obligation or commitment of any other Lender hereunder. In the event that any Lender at any time should fail to make a Loan as herein provided, the Lenders, or any of them, at their sole option, may make the Loan that was to have been made by the Lender so failing to make such Loan. Nothing contained in any Loan Document and no action taken by Agent or any Lender pursuant hereto or thereto shall be deemed to constitute Lenders to be a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt.

9.8. <u>Headings</u>. Section and subsection headings are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purposes or be given substantive effect.

9.9. <u>Applicable Law</u>. THIS AGREEMENT AND EACH OF THE OTHER LOAN DOCUMENTS WHICH DOES NOT EXPRESSLY SET FORTH APPLICABLE LAW SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES WHICH SHALL BE DEEMED NOT TO INCLUDE SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

9.10. <u>Successors and Assigns</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns except that Borrowers may not assign their rights or obligations hereunder without the written consent of all Lenders.

9.11. <u>No Fiduciary Relationship; Limited Liability</u>. No provision in the Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty owing to any Credit Party by Agent or any Lender. Each Credit Party agrees that neither Agent nor any Lender shall have liability to such Credit Party (whether sounding in tort, contract or otherwise) for losses suffered by such Credit Party in connection with, arising out of, or in any way related to the transactions contemplated and the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless and to the extent that it is determined that such losses resulted from the gross negligence or willful misconduct of the party from which recovery is sought as determined by a final non-appealable order by a court of competent jurisdiction. Neither Agent nor any Lender shall have any liability with respect to, and each Credit Party hereby waives, releases and agrees not to sue for, any special, indirect or consequential damages suffered by such Credit Party in connection with, arising out of, or in any way related to the Loan Documents or the transactions contemplated thereby.

9.12. <u>Construction</u>. Agent, each Lender, Borrowers and each other Credit Party acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review the Loan Documents with its legal counsel and that the Loan Documents shall be construed as if jointly drafted by Agent, each Lender, Borrowers and each other Credit Party.

9.13. <u>Confidentiality</u>. Agent and each Lender agree to exercise their best efforts to keep confidential any non-public information delivered pursuant to the Loan Documents and identified as such by Borrowers and not to disclose such information to Persons other than to potential assignees or participants or to Persons employed by or engaged by Agent, a Lender or a Lender's assignees or participants including attorneys, auditors, professional consultants, rating agencies, insurance industry associations and portfolio management services. The confidentiality provisions contained in this **Section 9.13** shall not apply to disclosures (a) required to be made by Agent or any Lender to any regulatory or governmental agency or pursuant to legal process or (b) consisting of general portfolio information that does not identify Borrowers. The obligations of Agent and Lenders under this **Section 9.13** shall supersede and replace the obligations of Agent and Lenders under any confidentiality agreement in respect of this financing executed and delivered by Agent or any Lender prior to the date hereof. Notwithstanding anything to the contrary set forth herein or in any other agreement to which the parties hereto are parties or by which they are bound, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by the Credit Agreement and the other loan documents (the "<u>Transaction</u>"), shall not apply to the federal tax structure or federal tax treatment of the Transaction, and each party hereto (and any employee, representative, agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the federal tax structure and federal tax treatment of the Transaction. The preceding sentence is intended to cause the Transaction to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code of 1986, as amended, and shall be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the federal tax structure of the Transaction or any federal tax matter or federal tax idea related to the Transaction.

9.14. <u>Term Lender Purchase Option</u>. At any time on or after the date that any Triggering Event shall have occurred and be continuing**,** any Term Lender that hold at least seventy percent (70%) of the Term Loan Commitments may, on not less than five (5) Business Days' written notice (a "<u>Purchase Notice</u>") to CITBC, elect to acquire all, but not less than all, of the Revolving Loan Commitment from CITBC. In the event that such Term Lender delivers a Purchase Notice, CITBC and such Term Lender shall close such purchase and sale, pursuant to an Assignment Agreement, on the date specified in the Purchase Notice or on another date mutually convenient to the respective parties (the "<u>Purchase Closing Date</u>"), and in connection therewith such Term Lender shall, among other things, (a) provide to CITBC a letter of credit, in form and substance and from an institution acceptable to CITBC, in an aggregate amount equal to one hundred five percent (105%) of the aggregate amount available to be drawn under Letters of Credit outstanding on the Purchase Closing Date, and (b) pay to CITBC an amount, by wire transfer of immediately available funds, equal to the principal balance of all Revolving Loans (other than Letter of Credit Obligations) outstanding as of the Purchase Closing Date, together with interest thereon, and all unpaid fees and expenses of CITBC, in its capacity as Revolving Lender or as Agent (collectively a "Revolver Purchase"); provided, however, that, if (i) such Term Lender receives the Early Termination Fee in cash, (ii) all other Obligations are repaid in full, and (iii) all Commitments under this Agreement are terminated, all within ninety (90) days following the date of such Term Lender's payment of the purchase price under this **Section 9.14**, then such Term Lender shall pay a supplemental purchase price in respect of such Term Loan Lender's purchase under this **Section 9.14** in an amount equal to the Early Termination Fee which CITBC, in its capacity as Revolving Lender, would have been entitled had the Revolver Purchase not occurred.

9.15.   WAIVER OF JURY TRIAL.   BORROWERS, CREDIT PARTIES, AGENT AND EACH LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS. BORROWERS, CREDIT PARTIES, AGENT AND EACH LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. BORROWERS, CREDIT PARTIES, AGENT AND EACH LENDER WARRANT AND REPRESENT THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

9.16.   Survival of Warranties and Certain Agreements. All agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement, the making of the Loans, issuances of Letters of Credit and the execution and delivery of the Notes. Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Borrowers set forth in **Sections 1.3(f)**, **1.9**, **1.10**, **1.11**, **2.5** and **9.1** shall survive the repayment of the Obligations and the termination of this Agreement.

9.17.   Entire Agreement. This Agreement, the Notes and the other Loan Documents embody the entire agreement among the parties hereto and supersede all prior commitments, agreements, representations, and understandings, whether oral or written, relating to the subject matter hereof, and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. All Exhibits, Schedules and Annexes referred to herein are incorporated in this Agreement by reference and constitute a part of this Agreement.

9.18.   Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one in the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

9.19.   Replacement of Non-Funding Lender.

In the case of a Non-Funding Lender pursuant to **Section 8.5(a)**, at Borrower Representative's request, Agent or a Person acceptable to Agent shall have the right with Agent's consent and in Agent's sole discretion (but shall have no obligation) to purchase from any Non-Funding Lender, and each Non-Funding Lender agrees that it shall, at Agent's request, sell and assign to Agent or such Person, all of the Loans and Commitments of that Non-Funding Lender for an amount equal to the principal balance of all Loans held by such Non-Funding Lender and all accrued interest and Fees with respect thereto through the date of sale, such purchase and sale to be consummated pursuant to an executed Assignment Agreement.

9.20.   Delivery of Termination Statements and Mortgage Releases. Upon payment in full in cash and performance of all of the Obligations (other than indemnification Obligations), termination of the Commitments and a release of all claims against Agent and Lenders, and so long as no suits, actions proceedings, or claims are pending or threatened against any Indemnitee asserting any damages, losses or liabilities that are indemnified liabilities hereunder, Agent shall promptly deliver to Borrower Representative termination statements, mortgage releases and other documents necessary or appropriate to evidence the termination of the Liens securing payment of the Obligations.

9.21.   Subordination of Intercompany Debt.

(a)   Each Credit Party hereby agrees that any intercompany Indebtedness or other intercompany payables or receivables, or intercompany advances directly or indirectly made by or owed to such Credit Party by any other Credit Party (collectively, "Intercompany Debt"), of whatever nature at any time outstanding shall be subordinate and subject in right of payment to the prior payment in full in cash of the Obligations. Each Credit Party hereby agrees that it will not, while any Event of Default is continuing, accept any payment, including by offset, on any Intercompany Debt until the Termination Date, in each case, except with the prior written consent of Agent.

(b)   In the event that any payment on any Intercompany Debt shall be received by a Credit Party other than as permitted by this **Section 9.21** before the Termination Date, such Credit Party shall receive such payments and hold the same in trust for, segregate the same from its own assets and shall immediately pay over to, the Agent for the benefit of the Agent and Lenders all such sums to the extent necessary so that Agent and the Lenders shall have been paid in full, in cash, all Obligations owed or which may become owing.

(c)   Upon any payment or distribution of any assets of any Credit Party of any kind or character, whether in cash, property or securities by set-off, recoupment or otherwise, to creditors in any liquidation or other winding-up of such Credit Party or in the event of any Proceeding, Agent and Lenders shall first be entitled to receive payment in full in cash, in accordance with the terms of the Obligations and of this Agreement, of all amounts payable under or in respect of such Obligations, before any payment or distribution is made on, or in respect of, any Intercompany Debt, in any such Proceeding, any distribution or payment, to which Agent or any Lender would be entitled except for the provisions hereof shall be paid by such Credit Party, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution directly to Agent (for the benefit of Agent and the Lenders) to the extent necessary to pay all such Obligations in full in cash, after giving effect to any concurrent payment or distribution to Agent and Lenders (or to Agent for the benefit of Agent and Lenders).

SECTION 10.
CROSS-GUARANTY

10.1.   Cross-Guaranty. Each Borrower hereby agrees that such Borrower is jointly and severally liable for, and hereby absolutely and unconditionally guarantees to Agent and Lenders and their respective successors and assigns, the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all Obligations owed or hereafter owing to Agent and Lenders by each other Borrower. Each Borrower agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, that its obligations under this **Section 10** shall not be discharged until payment and performance, in full, of the Obligations has occurred, and that its obligations under this **Section 10** shall be absolute and unconditional, irrespective of, and unaffected by:

(a)   the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Loan Document or any other agreement, document or instrument to which any Borrower is or may become a party;

(b)   the absence of any action to enforce this Agreement (including this **Section 10**) or any other Loan Document or the waiver or consent by Agent and Lenders with respect to any of the provisions thereof;

(c)   the existence, value or condition of, or failure to perfect its Lien against, any security for the Obligations or any action, or the absence of any action, by Agent and Lenders in respect thereof (including the release of any such security);

(d)   the insolvency of any Credit Party; or

(e) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.

Each Borrower shall be regarded, and shall be in the same position, as principal debtor with respect to the Obligations guaranteed hereunder.

10.2. <u>Waivers by Borrowers</u>. Each Borrower expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel Agent or Lenders to marshal assets or to proceed in respect of the Obligations guaranteed hereunder against any other Credit Party, any other party or against any security for the payment and performance of the Obligations before proceeding against, or as a condition to proceeding against, such Borrower. It is agreed among each Borrower, Agent and Lenders that the foregoing waivers are of the essence of the transaction contemplated by this Agreement and the other Loan Documents and that, but for the provisions of this **Section 10** and such waivers, Agent and Lenders would decline to enter into this Agreement.

10.3. <u>Benefit of Guaranty</u>. Each Borrower agrees that the provisions of this **Section 10** are for the benefit of Agent and Lenders and their respective successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between any other Borrower and Agent or Lenders, the obligations of such other Borrower under the Loan Documents.

10.4. <u>Waiver of Subrogation, Etc</u>. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, and except as set forth in **Section 10.7**, each Borrower hereby expressly and irrevocably waives any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor. Each Borrower acknowledges and agrees that this waiver is intended to benefit Agent and Lenders and shall not limit or otherwise affect such Borrower's liability hereunder or the enforceability of this **Section 10**, and that Agent, Lenders and their respective successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this **Section 10.4**.

10.5. <u>Election of Remedies</u>. If Agent or any Lender may, under applicable law, proceed to realize its benefits under any of the Loan Documents giving Agent or such Lender a Lien upon any Collateral, whether owned by any Borrower or by any other Person, either by judicial foreclosure or by non-judicial sale or enforcement, Agent or any Lender may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this **Section 10**. If, in the exercise of any of its rights and remedies, Agent or any Lender shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against any Borrower or any other Person, whether because of any applicable laws pertaining to "election of remedies" or the like, each Borrower hereby consents to such action by Agent or such Lender and waives any claim based upon such action, even if such action by Agent or such Lender shall result in a full or partial loss of any rights of subrogation that each Borrower might otherwise have had but for such action by Agent or such Lender. Any election of remedies that results in the denial or impairment of the right of Agent or any Lender to seek a deficiency judgment against any Borrower shall not impair any other Borrower's obligation to pay the full amount of the Obligations. In the event Agent or any Lender shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Loan Documents, Agent or such Lender may bid all or less than the amount of the Obligations and the amount of such bid need not be paid by Agent or such Lender but shall be credited against the Obligations. The amount of the successful bid at any such public sale, whether Agent, Lender or any other party is the successful bidder, shall be conclusively deemed to be the fair market value of the Collateral and the difference between such bid amount and the remaining balance of the Obligations shall be conclusively deemed to be the amount of the Obligations guaranteed under this **Section 10**, notwithstanding that any present or future law or court decision or ruling may have the effect of reducing the amount of any deficiency claim to which Agent or any Lender might otherwise be entitled but for such bidding at any such sale.

10.6. <u>Limitation</u>. Notwithstanding any provision herein contained to the contrary, each Borrower's liability under this **Section 10** (which liability is in any event in addition to amounts for which such Borrower is primarily liable under **Section 1**) shall be limited to an amount not to exceed as of any date of determination the greater of:

(a)   the net amount of all Loans advanced to any other Borrower under this Agreement and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower; and

(b)   the amount that could be claimed by Agent and Lenders from such Borrower under this **Section 10** without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Borrower's right of contribution and indemnification from each other Borrower under **Section 10.7**.

10.7.   Contribution with Respect to Guaranty Obligations.

(a)   To the extent that any Borrower shall make a payment under this **Section 10** of all or any of the Obligations (other than Loans made to that Borrower for which it is primarily liable) (a "Guarantor Payment") that, taking into account all other Guarantor Payments then previously or concurrently made by any other Borrower, exceeds the amount that such Borrower would otherwise have paid if each Borrower had paid the aggregate Obligations satisfied by such Guarantor Payment in the same proportion that such Borrower's "Allocable Amount" (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Borrowers as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Obligations and termination of the Commitments, such Borrower shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b)   As of any date of determination, the "Allocable Amount" of any Borrower shall be equal to the maximum amount of the claim that could then be recovered from such Borrower under this **Section 10** without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

(c)   This **Section 10.7** is intended only to define the relative rights of Borrowers and nothing set forth in this **Section 10.7** is intended to or shall impair the obligations of Borrowers, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Agreement, including Section **10.1**. Nothing contained in this **Section 10.7** shall limit the liability of any Borrower to pay the Loans made directly or indirectly to that Borrower and accrued interest, Fees and expenses with respect thereto for which such Borrower shall be primarily liable.

(d)   The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Borrower to which such contribution and indemnification is owing.

(e)   The rights of the indemnifying Borrowers against other Credit Parties under this **Section 10.7** shall be exercisable upon the full and indefeasible payment of the Obligations and the termination of the Commitments.

10.8.   Liability Cumulative. The liability of Borrowers under this **Section 10** is in addition to and shall be cumulative with all liabilities of each Borrower to Agent and Lenders under this Agreement and the other Loan Documents to which such Borrower is a party or in respect of any Obligations or obligation of the other Borrower, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 11.
SECURITY INTEREST

11.1.   Security Interest.

(a)   To secure the payment, observance and performance of the Obligations, each Credit Party hereby mortgages, pledges and assigns all of the Collateral of such Credit Party to the Agent, for the benefit of itself as Agent and the Lenders, and grants to the Agent, for the benefit of itself as Agent and the Lenders, a continuing first priority security interest in, and a continuing Lien upon, the Collateral.

(b)   As additional security for all of the Obligations, each Credit Party grants to the Agent, for the benefit of itself and the Lenders, a security interest in, and assigns to the Agent, for the benefit of itself as Agent and the Lenders, all of each and every Credit Party's right, title and interest in and to, any deposits or other sums at any time credited by or due from each Lender and each Affiliate of a Lender to a Credit Party, or credited by or due from any participant of any Lender to a Credit Party, with the same rights therein as if the deposits or other sums were credited by or due from such Lender. Each Credit Party hereby authorizes each Lender and each Affiliate of such Lender and each participant to pay or deliver to the Agent, for the account of the Lenders, without any necessity on the Agent's or any Lender's part to resort to other security or sources of reimbursement for the Obligations, at any time during the continuation of any Event of Default or in the event that the Agent, on behalf of the Lenders, should make demand for payment hereunder and without further notice to such Credit Party (such notice being expressly waived), any of the aforesaid deposits (general or special, time or demand, provisional or final) or other sums for application to any Obligation, irrespective of whether any demand has been made or whether such Obligation is mature, and the rights given the Agent, the Lenders, their Affiliates and participants hereunder are cumulative with such Person's other rights and remedies, including other rights of set-off. The Agent will promptly notify the Borrower Representative of its receipt of any such funds for application to the Obligations, but failure to do so will not affect the validity or enforceability thereof. The Agent may give notice of the above grant of a security interest in and assignment of the aforesaid deposits and other sums, and authorization, to, and make any suitable arrangements with, any Lender, any such Affiliate of any Lender or participant for effectuation thereof, and each Credit Party hereby irrevocably appoints Agent as its attorney to collect any and all such deposits or other sums to the extent any such payment is not made to the Agent or any Lender by such Lender, Affiliate or participant.

11.2.   <u>Continued Priority of Security Interest</u>.

(a)   The security interest granted by each Credit Party shall at all times be valid, perfected and enforceable against such Credit Party and all third parties in accordance with the terms of this Agreement, as security for the Obligations, and the Collateral shall not at any time be subject to any Liens that are prior to, on a parity with or junior to the Security Interest.

(b)   Each Credit Party shall, at its cost and expense, take all action that may be necessary or desirable, or that the Agent may reasonably request, so as at all times to maintain the validity, perfection, enforceability and rank of the security interest in the Collateral in conformity with the requirements of **Section 11.2(a)**, to enable the Agent and the Lenders to exercise or enforce their rights hereunder, and to obtain the full benefits of this Agreement including, but not limited to:

(i)   paying all taxes, assessments and other claims lawfully levied or assessed on any of the Collateral, except to the extent that such taxes, assessments and other claims constitute Permitted Liens, or are being contested in good faith in appropriate proceedings and have been adequately reserved for in the Financial Statements;

(ii)   using all reasonable efforts to obtain mechanics' releases, subordinations or waivers and obtaining any landlords', bailees', warehousemen' and mortgagees' releases, subordinations or waivers, if required pursuant to the terms hereof;

(iii)   delivering to the Agent, for the benefit of the Lenders, endorsed or accompanied by such instruments of assignment as the Agent may specify, and stamping or marking, in such manner as the Agent may specify, any and all Chattel Paper, Instruments, and Documents evidencing or forming a part of the Collateral;

(iv)   executing and delivering financing statements, pledges, designations, hypothecations, notices and assignments in each case in form and substance satisfactory to the Agent relating to the creation, validity, perfection, maintenance or continuation of the security interest under the Code or other applicable law; and

(v)   using its reasonable best efforts to secure all consents and approvals necessary or appropriate for the assignment to or for the benefit of Agent of any License or contract held by such Credit Party.

(c)   The Agent is hereby authorized to file one or more financing or continuation statements or amendments thereto without the signature of or in the name of a Credit Party for any purpose described in **Section 11.2(b)**, including, without limitation, any such financing or continuation statements as Agent deems necessary in its sole discretion in order to comply with the Code in other jurisdictions where Collateral is located. The Agent will give the applicable Credit Party notice of the filing of any such statements or amendments, which notice shall specify the locations where such statements or amendments were filed. A carbon, photographic, xerographic or other reproduction of this Agreement or of any of the Collateral Documents or of any financing statement filed in connection with this Agreement is sufficient as a financing statement.

SECTION 12.
COLLATERAL COVENANTS

Each Credit Party agrees with Agent, L/C Issuer and Lenders to each of the following, as long as the Obligations remain outstanding:

12.1.   <u>Maintenance of Records</u>.

Such Credit Party will keep and maintain, at its own cost and expense, satisfactory and complete records of the Collateral, in all material respects, including, without limitation, a record of all payments received and all credits granted with respect to the Collateral and all other dealings concerning the Collateral. For Agent's further security, each Credit Party agrees that Agent shall have a property interest in all of such Credit Party's books and records pertaining to the Collateral and, upon the occurrence and during the continuation of an Event of Default, such Credit Party shall deliver and turn over any such books and records to Agent or to its representatives at any time on demand of Agent.

12.2.   <u>Indemnification With Respect to Collateral</u>.

In any suit, proceeding or action brought by Agent relating to any Account, Chattel Paper, Contractual Obligations, General Intangible, Investment Property, Instrument, Intellectual Property or other Collateral for any sum owing thereunder or to enforce any provision of any Account, Chattel Paper, Contractual Obligations, General Intangible, Investment Property, Instrument, Intellectual Property or other Collateral, such Credit Party will save, indemnify and keep Agent and Lenders harmless from and against all expense, loss or damage suffered by the Agent or Lenders by reason of any defense, setoff, counterclaim, recoupment or reduction of liability whatsoever of the obligor thereunder, arising out of a breach by such Credit Party of any obligation thereunder or arising out of any other agreement, indebtedness or liability at any time owing to, or in favor of, such obligor or its successors from such Credit Party, and all such obligations of such Credit Party shall be and remain enforceable against and only against such Credit Party and shall not be enforceable against Agent.

12.3.   <u>Limitation on Liens on Collateral</u>.

Such Credit Party will not create, permit or suffer to exist, and will defend the Collateral against and take such other action as is necessary to remove, any Lien on the Collateral except Permitted Encumbrances and will defend the right, title and interest of Agent in and to all of such Credit Party's rights under the Chattel Paper, leasehold estates in real property of such Credit Party, as lessee (as such may be amended, supplemented or otherwise modified from time to time), Real Estate, Contractual Obligations, Documents, General Intangibles, Instruments, Investment Property and to the Intellectual Property, Equipment and Inventory and in and to the proceeds thereof against the claims and demands of all Persons whomsoever other than claims or demands arising out of Permitted Encumbrances.

12.4.   <u>Limitations on Modifications of Accounts</u>.

Such Credit Party will not, without Agent's prior written consent, grant any extension of the time of payment of any of the Accounts, Chattel Paper or Instruments, compromise, compound or settle the same for less than the full amount thereof, release, wholly or partly, any Person liable for the payment thereof, or allow any credit or discount whatsoever thereon other than any of the foregoing which are done in the ordinary course of business, consistent in all material respects with past practices and trade discounts granted in the ordinary course of business of such Credit Party.

12.5.   Notices.

Such Credit Party will advise Agent promptly, in reasonable detail, (i) of any Lien asserted against any of the Collateral other than Permitted Encumbrances, and (ii) of the occurrence of any other event which would result in a material adverse change with respect to the aggregate value of the Collateral or on the security interests created hereunder.

12.6.   Maintenance of Equipment.

Such Credit Party will keep and maintain the Equipment in good operating condition sufficient for the continuation of the business conducted by such Credit Party on a basis consistent with past practices, ordinary wear and tear excepted, except where the failure to so keep and maintain the Equipment would not, in the aggregate, have a Material Adverse Effect.

12.7.   Pledged Collateral.

(a)   Upon request of Agent, such Credit Party will (x) deliver to Agent, all certificates or Instruments representing or evidencing any Collateral, whether now arising or hereafter acquired, in suitable form for transfer by delivery or, as applicable, accompanied by such Credit Party's endorsement, where necessary, or duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Agent, together with a pledge amendment, duly executed by the Credit Party and (y) maintain all other pledged Collateral constituting Investment Property in an account subject to a Control Agreement. If an Event of Default has occurred and is continuing, Agent shall have the right, in its discretion and without notice to the Credit Party, to transfer to or to register in its name or in the name of its nominees any or all of the pledged Collateral. Agent shall have the right at any time to exchange certificates or instruments representing or evidencing any of the pledged Collateral for certificates or instruments of smaller or larger denominations.

(b)   Except during the continuance of an Event of Default, such Credit Party shall be entitled to receive all cash dividends paid in respect of the pledged Collateral (other than liquidating or distributing dividends) with respect to the pledged Collateral. Any sums paid upon or in respect of any of the pledged Collateral upon the liquidation or dissolution of any issuer of any of the pledged Collateral, any distribution of capital made on or in respect of any of the pledged Collateral or any properly distributed upon or with respect to any of the pledged Collateral pursuant to the recapitalization or reclassification of the capital of any issuer of pledged Collateral or pursuant to the reorganization thereof shall, unless otherwise subject to a perfected security interest in favor of Agent, be delivered to Agent to be held by it hereunder as additional collateral security for the Secured Obligations. If any sums of money or property so paid or distributed in respect of any of the pledged Collateral shall be received by such Credit Party, such Credit Party shall, until such money or property is paid or delivered to Agent, hold such money or property in trust for Agent, as additional security for the Obligations.

(c)   Except during the continuance of an Event of Default, such Credit Party will be entitled to exercise all voting, consent and corporate rights with respect to the pledged Collateral; provided, however, that no vote shall be cast, consent given or right exercised or other action taken by such Credit Party which would impair the Collateral in any manner that would cause a Material Adverse Effect or which would be inconsistent with or result in any violation of any provision of this Agreement or any other Loan Document.

(d)   Such Credit Party shall not hereafter grant control over any Investment Property to any Person other than Agent.

(e)   In the case of each Credit Party which is an issuer of pledged Collateral, such Credit Party agrees to be bound by the terms of this Agreement relating to the pledged Collateral issued by it and will comply with such terms insofar as such terms are applicable to it. In the case of each Credit Party which is a partner in a partnership, such Credit Party hereby consents to the extent required by the applicable partnership agreement to the pledge by each other Credit Party, pursuant to the terms hereof, of the pledged partnership interests in such partnership and to the transfer of such pledged partnership interests to Agent or its nominee and to the substitution of Agent or its nominee as a substituted partner in such partnership with all the rights, powers and duties of a general partner or a limited partner, as the case may be. In the case of each Credit Party which is a member of a limited liability company, such Credit Party hereby consents to the extent required by the applicable limited liability company agreement to the pledge by each other Credit Party, pursuant to the terms hereof, of the pledged limited liability company interests in such limited liability company and to the transfer of such pledged limited liability company interests to Agent or its nominee and to the substitution of Agent or its nominee as a substituted member of the limited liability company with all the rights, powers and duties of a member of the limited liability company in question.

(f)   Such Credit Party will not agree to any amendment of a limited liability company agreement or partnership agreement that in any way adversely affects the perfection of the security interest of Agent in the pledged partnership interests or pledged limited liability company interests pledged by such Credit Party hereunder, including electing to treat the membership interest or partnership interest of such Credit Party as a security under Section 8-103 of the Code.

12.8.   Intellectual Property.

(a)   Such Credit Party (either itself or through licensees) will (i) continue to use each Trademark which constitutes Material Intellectual Property in order to maintain such Trademark in force and effect with respect to each class of goods for which such Trademark is currently used, free from any claim of abandonment for non-use, (ii) maintain as in the past the quality of products and services offered under such Trademark, (iii) use such Trademark with the appropriate notice of registration and all other notices and legends required by applicable Requirements of Law, (iv) not adopt or use any mark which is confusingly similar or a colorable imitation of such Trademark unless Agent shall obtain a perfected security interest in such mark pursuant to this Agreement and (v) not (and not permit any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby such Trademark may become invalidated or impaired in any way.

(b)   Such Credit Party (either itself or through licensees) will not do any act, or omit to do any act, whereby any Patent which constitutes Material Intellectual Property may become forfeited, abandoned or dedicated to the public.

(c)   Such Credit Party (either itself or through licensees) (i) will not (and will not permit any licensee or sublicensee thereof to) do any act or omit to do any act whereby any portion of the Copyrights which constitutes Material Intellectual Property may become invalidated or otherwise impaired and (ii) will not (either itself or through licensees) do any act whereby any portion of the Copyrights which constitutes Material Intellectual Property may fall into the public domain.

(d)   Such Credit Party (either itself or through licensees) will not do any act, or omit to do any act, whereby any trade secret which is material to the conduct of any Credit Party's business may become publicly available or otherwise unprotectable.

(e)   any act that knowingly uses any Intellectual Property to infringe the intellectual property rights of any other Person, which infringement will result in a Material Adverse Effect.

(f)   Such Credit Party will notice Agent immediately if it knows, or has reason to know, that any application or registration relating to any Material Intellectual Property may become forfeited, abandoned or dedicated to the public, or of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, the United States Copyright Office or any court or tribunal in any country) regarding such Credit Party's ownership of, right to use, interest in, or the validity of any Material Intellectual Property or such Credit Party's right to register the same or to own and maintain the same.

(g)   Whenever such Credit Party, either by itself or through any agent, licensee or designee, shall file an application for the registration of any Intellectual Property with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency within or outside the United States, such Credit Party shall report such filing to Agent within five (5) Business Days after the last day of the fiscal quarter in which such filing occurs. Upon request of Agent, such Credit Party shall execute and deliver, and have recorded, any and all agreements, instruments, documents, and papers as Agent may request to evidence Agent's security interest in any Copyright, Patent or Trademark and the goodwill and general intangibles of such Credit Party relating thereto or represented thereby.

(h)   Such Credit Party will take all reasonable actions necessary or requested by Agent, including in any proceeding before the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency, to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of any Copyright, Trademark or Patent, including filing of applications for renewal, affidavits of use, affidavits of incontestability and opposition and interference and cancellation proceedings.

(i)   In the event that any Intellectual Property is infringed upon or misappropriated or diluted by a third party, such Credit Party shall notify Agent promptly after such Credit Party learns thereof. Such Credit Party shall take appropriate action in response to such infringement, misappropriation of dilution, including promptly bringing suit for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation of dilution, and shall take such other actions may be appropriate in its reasonable judgment under the circumstances to protect such Intellectual Property.

12.9.   Commercial Tort Claims.

The only Commercial Tort Claims of any Credit Party existing on the Effective Date (regardless of whether the amount, defendant or other material facts can be determined) are those listed on **Schedule 12.9**, which sets forth such information separately for each Credit Party. Such Credit Party agrees that, if it shall acquire any interest in any Commercial Tort Claim (whether from another Person or because such Commercial Tort Claim shall have come into existence), (i) such Credit Party shall, promptly following such acquisition, deliver to Agent, in each case in form and substance reasonably satisfactory to Agent, a notice of the existence and nature of such Commercial Tort Claim and deliver a supplement to **Schedule 12.9** containing a specific description of such Commercial Tort Claim, (ii) the provision of **Section 12.9** shall apply to such Commercial Tort Claim and (iii) such Credit Party shall execute and deliver to Agent, in each case in form and substance reasonably satisfactory to Agent, any certificate, agreement and other document, and take all other action, deemed by Agent to be reasonably necessary or appropriate for Agent to obtain, on behalf of the Agent and Lenders, a first-priority, perfected security interest in all such Commercial Tort Claims. Any supplement to **Schedule 12.9** delivered shall, after the receipt thereof by Agent, become part of **Schedule 12.9** for all purposes hereunder other than in respect of representations and warranties made prior to the date of such receipt.

[SIGNATURE PAGE FOLLOWS]

Witness the due execution hereof by the respective duly authorized officers of the undersigned as of the date first written above.

O'SULLIVAN INDUSTRIES, INC.,
as a borrower

By: _____
Name: _____
Title: _____

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,
as a Borrower

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES - VIRGINIA, INC.,
as a Borrower

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES HOLDINGS, INC.,
as a Borrower

By: _____
Name: _____
Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Agent, an L/C Issuer, Revolving Lender and the Initial Term Lender

By: _____
Its Duly Authorized Signatory

ANNEX A
to
POST-PETITION CREDIT AND SECURITY AGREEMENT

DEFINITIONS

Capitalized terms used in the Loan Documents shall have (unless otherwise provided elsewhere in the Loan Documents) the following respective meanings and all references to Sections, Exhibits, Schedules or Annexes in the following definitions shall refer to Sections, Exhibits, Schedules or Annexes of or to the Agreement:

"Account Debtor" means any Person who may become obligated to any Credit Party under, with respect to, or on account of, an Account, Chattel Paper or General Intangibles (including a payment intangible).

"Accounts" means all "accounts," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including (a) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper or Instruments), (including any such obligations that may be characterized as an account or contract right under the Code), (b) all of each Credit Party's rights in, to and under all purchase orders or receipts for goods or services, (c) all of each Credit Party's rights to any goods represented by any of the foregoing (including unpaid sellers' rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), (d) all rights to payment due to any Credit Party for property sold, leased, licensed, assigned or otherwise disposed of, for a policy of insurance issued or to be issued, for a secondary obligation incurred or to be incurred, for energy provided or to be provided, for the use or hire of a vessel under a charter or other contract, arising out of the use of a credit card or charge card, or for services rendered or to be rendered by such Credit Party or in connection with any other transaction (whether or not yet earned by performance on the part of such Credit Party), (e) all healthcare insurance receivables, and (f) all collateral security of any kind, now or hereafter in existence, given by any Account Debtor or other Person with respect to any of the foregoing.

"Adequate Protection Stipulation" means that certain Stipulation and Interim Consent Order Pursuant to Sections 361, 363 and 364(d)(1) of the Bankruptcy Code and Rule 4001 of the Federal Rules of Bankruptcy Procedure Providing Indenture Trustee for Senior Secured Noteholders with Adequate Protection in Connection with Debtors' Authorization to Obtain Secured Postpetition Financing and Use of Cash Collateral, dated October 21, 2005.

"Advances" means any Revolving Credit Advance and Term Loan Advances.

"Affected Lender" has the meaning ascribed to it in **Section 9.19(a)**.

"Agreement Date" has the meaning ascribed to it in the preamble of the Agreement.

"Affiliate" means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, 10% or more of the Stock having ordinary voting power in the election of directors of such Person, (b) each Person that controls, is controlled by or is under common control with such Person, (c) each of such Person's officers, directors, joint venturers and partners and (d) in the case of Borrowers, the immediate family members, spouses and lineal descendants of individuals who are Affiliates of any Borrower. For the purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise; provided, however, that the term "Affiliate" shall specifically exclude Agent and each Lender.

"Agent" means CITBC in its capacity as Agent for Lenders or its successor appointed pursuant to **Section 8.2**.

"Agreement" means this Post-Petition Credit and Security Agreement (including all schedules, subschedules, annexes and exhibits hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time.

"Allocable Amount" has the meaning ascribed to it in **Section 10.7**.

"Allowed Professional Fees" has the meaning ascribed to it in **Section 1.14(c)**.

"Applicable Margins" means collectively the Applicable Revolver Index Margin and the Applicable Revolver LIBOR Margin.

"Applicable Revolver Index Margin" means the per annum interest rate margin from time to time in effect and payable in addition to the Index Rate applicable to the Revolving Loan, as determined by reference to **Section 1.2(a)**.

"Applicable Revolver LIBOR Margin" means the per annum interest rate from time to time in effect and payable in addition to the LIBOR Rate applicable to the Revolving Loan, as determined by reference to **Section 1.2(a)**.

"Asset Disposition" means the disposition whether by sale, lease, transfer, loss, damage, destruction, casualty, condemnation or otherwise of any of the following: (a) any of the Stock or other equity or ownership interest of any of Holdings' Subsidiaries or (b) any or all of the assets of Holdings or any of its Subsidiaries other than sales of Inventory in good faith to customers for fair value in the ordinary course of business.

"Assignment Agreement" has the meaning ascribed to it in **Section 8.1(a)**.

"Attributable Debt" in respect of a sale and lease transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"Average Borrowing Availability" has the meaning ascribed to it in **Section 1.2(a)**.

"Bankruptcy Code" means the provisions of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. or other applicable bankruptcy, insolvency or similar laws.

"Bankruptcy Court" has the meaning ascribed to it in the recitals of the Agreement.

"Borrower" and "Borrowers" have the respective meanings ascribed to them in the preamble to the Agreement.

"Borrower's Certificate" means a certificate signed on such Borrower's behalf by a Responsible Officer of such Borrower.

"Borrower Representative" has the meaning ascribed to it in **Section 1.13**.

"Borrowing Availability" means as of any date of determination the lesser of (i) the Maximum Amount less the aggregate amount of the Revolving Loans then outstanding (including, without duplication, the outstanding balance of Letter of Credit Obligations then outstanding), and (ii) the Borrowing Base less the aggregate amount of the Revolving Loans then outstanding (excluding from the amount of Revolving Loans, for purposes of this clause (ii), the outstanding balance of Letter of Credit Obligations then outstanding, to the extent that the same are included within the definition of Borrowing Base).

"Borrowing Base" means, at any time, an amount equal to the following:

(a)   90% (or such lesser percentage as Agent may in its reasonable credit judgment, applying standards customary to institutional asset-based lenders, determine from time to time) of the face value of Eligible Accounts of the Borrowers due and owing from time to time; plus

(b)   85% of Net Orderly Liquidation Value (or such lesser percentage as the Agent may in its reasonable credit judgment, applying standards customary to institutional asset-based lenders, determine from time to time) of Eligible Inventory of the Borrowers at such time, minus

(c)   the sum of (i) reimbursement obligations of the Borrowers under outstanding Letters of Credit on which demand for payment has been made at such time, plus (ii) the aggregate face amount of Letters of Credit outstanding at such time, plus (iii) the aggregate fact amount of Letters of Credit the issuance of which has been authorized by Agent, plus (iv) the aggregate amount of Reserves.

Any Eligible Account denominated in C$ shall be included in the Borrowing Base in an amount equal to the Dollar Equivalent amount of such Eligible Account.

"Borrowing Base Certificate" has the meaning ascribed to it in **Section 4.9(d)**.

"Business Day" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of New York and in reference to LIBOR Loans shall mean any such day that is also a LIBOR Business Day.

"C$" means lawful money of Canada.

"C$ Exchange Rate" means, on any day, the amount designated as the "U.S. dollar equivalent" for C$1 reported on such day by the Wall Street Journal or, if not quoted by the Wall Street Journal on such date, the corresponding U.S. dollar equivalent for C$1 reported by another comparable financial newspaper with national circulation.

"Capital Expenditures" means expenditures made or liabilities incurred for the acquisition of any fixed assets or improvements, replacements, substitutions or additions thereto which have a useful life of more than one year.

"Capital Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease on a balance sheet of such Person.

"Capital Lease Obligation" means, with respect to any Capital Lease of any Person, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease.

"Carve Out" has the meaning ascribed to it in **Section 1.14(c)**.

"Carve Out Amount" means an amount not greater than $1,500,000 in respect of a "carve out" for professional fees and expenses in Borrowers' Chapter 11 Cases, together with unpaid amounts from time to time payable pursuant to 28 U.S.C. § 1930.

"Carve Out Expenses" has the meaning ascribed to in **Section 1.14(c)**.

"Cash Equivalents" means: (i) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the United States government or (B) issued by any agency of the United States government the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one (1) year after acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after acquisition thereof and having, at the time of acquisition, a rating of at least A-1 from S&P or at least P-1 from Moody's; (iii) commercial paper maturing no more than one year from the date of acquisition and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances issued or accepted by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that is at least (A) "adequately capitalized" (as defined in the regulations of its primary Federal banking regulator) and (B) has Tier 1 capital (as defined in such regulations) of not less than $250,000,000, in each case maturing within one year after issuance or acceptance thereof; and (v) shares of any money market mutual or similar funds that (A) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) through (iv) above, (B) has net assets of not less than $500,000,000 and (C) has the highest rating obtainable from either S&P or Moody's.

"Certificate of Exemption" has the meaning ascribed to it in **Section 1.11(c)**.

"Change of Control" means any event, transaction or occurrence as a result of which (a) Holdings ceases to own and control all of the economic and voting rights associated with all of the outstanding Stock of OSI, (b) OSI ceases to own and control all of the economic and voting rights associated with all of the outstanding Stock of OCF or OSV or any of its other Subsidiaries, or (c) OSF or OSV ceases to own and control all of the economic and voting rights associated with all of the outstanding Stock of any of its Subsidiaries.

"Chapter 11 Cases" has the meaning ascribed to it in the recitals of the Agreement.

"Charges" means all federal, state, county, city, municipal, local, foreign or other governmental taxes (including premiums and other amounts owed to the PBGC at the time due and payable), levies, assessments, charges, liens, claims or encumbrances upon or relating to (a) the Collateral, (b) the Obligations, (c) the employees, payroll, income or gross receipts of any Credit Party, (d) any Credit Party's ownership or use of any properties or other assets, or (e) any other aspect of any Credit Party's business.

"Chattel Paper" means any "chattel paper," as such term is defined in the Code, including electronic chattel paper, now owned or hereafter acquired by any Credit Party, wherever located.

"CITBC" has the meaning ascribed to it in the preamble of the Agreement.

"Closing Checklist" means the schedule, including all appendices, exhibits or schedules thereto, listing certain documents and information to be delivered in connection with the Agreement, the other Loan Documents and the transactions contemplated thereunder, substantially in the form attached hereto as **Annex B**.

"Closing Date" means one Business Day after the date of entry of the Interim Order.

"Code" means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Agent's or any Lender's Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term "Code" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

"Collateral" means the property covered by the Collateral Documents and all other property and interests in property of the Borrowers' bankruptcy estates as defined or described pursuant to Section 541 of the Bankruptcy Code whether such property is, or interests in property are, now owned or hereafter acquired (excluding all claims and causes of action pursuant to, and all monies and other property of any kind and natures recovered by Borrowers in accordance with, the provisions of the Bankruptcy Code, including, without limitation, Section 544, 545, 546, 547, 548, 549, 550 and 553(b) thereof, or other applicable law), and in and to all of the Borrowers', and their bankruptcy estates', right, title and interest in and to all of their property and interests in property, whether real or personal, tangible or intangible, now existing or hereafter arising or acquired and wherever located, to secure the Obligations or any portion thereof.

"Collateral Documents" means those financing statements, mortgages, deeds of trust, notices of lien, certificates of title or any other instruments and documents necessary to validate or perfect the respective liens and security interests granted to Agent pursuant to the Interim Order and Final Order, the execution and delivery of which shall not be a condition to the occurrence of the Closing Date but shall occur not later than the later of (i) the sixtieth (60th) day after the Closing Date or (ii) the thirtieth (30th) day after a request by Agent for delivery and execution of any one or more of same.

"Commercial Tort Claim" has the meaning given to such term in the Code.

"Commitment Termination Date" means the earliest of (a) October 20, 2006, (b) the date of termination of Lenders' obligations to make Advances and to incur Letter of Credit Obligations or permit existing Loans to remain outstanding pursuant to **Section 6.3**, and (c) the date of (i) indefeasible prepayment in full by Borrowers of the Loans, (ii) the cancellation and return (or stand-by guarantee) of all Letters of Credit or the cash collateralization of all Letter of Credit Obligations pursuant to **Section 1.5(g)**, and (iii) the permanent reduction of the Commitments to zero dollars ($0).

"Commitments" means (a) as to any Lender, the aggregate of such Lender's Revolving Loan Commitment and Term Loan Commitment and (b) as to all Lenders, the aggregate of all Lenders' Revolving Loan Commitments and Term Loan Commitments, which aggregate commitment shall be thirty-five million dollars ($35,000,000) on the Closing Date, as such Commitments may be reduced, amortized or adjusted from time to time in accordance with the Agreement.

"Compliance Certificate" has the meaning ascribed to it in **Section 4.9(k)**.

"Consolidated Adjusted Net Earnings From Operations" means, with respect to any fiscal period, the net earnings (or loss) after provision for income taxes for such fiscal period of the Borrowers and their respective Subsidiaries, as reflected on the consolidated and consolidating financial statements of Borrowers and their respective Subsidiaries to be supplied to the Agent pursuant to applicable provisions of Section 4 of this Agreement, but excluding: (a) any gain or loss arising from the sale of capital assets; (b) any gain arising from any write-up of assets; and (c) any gain arising from extraordinary or non-recurring items.

"Contractual Obligations" means, as applied to any Person, any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"Control Agreements" means tri-party deposit account, securities account or commodities account control agreements by and among the applicable Credit Party, Agent and the depository bank, securities intermediary or commodities intermediary, and each in form and substance satisfactory in all respects to Agent and in any event providing to Agent "control" of such deposit account, securities account and related financial assets and securities entitlements or commodities account and related commodities contracts within the meaning of Articles 8 and 9 of the Code.

"Copyright License" means any and all rights nor owned or hereafter acquired by any Credit Party under any written agreement granting any right to use any Copyright or Copyright registration.

"Copyrights" means all of the following now owned or hereafter adopted or acquired by any Credit Party: (a) all copyrights and General Intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof; and (b) all reissues, extensions or renewals thereof.

"Credit Parties" means Borrowers, each of their respective Subsidiaries, and each other Person who executes this Agreement as a "Credit Party" or executes a Guaranty or who grants a Lien on all or part of its assets to secure all of part of the Obligations.

"Default" means any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Default Rate" has the meaning ascribed to it in **Section 1.2(d)**.

"DIP Financing Facility" has the meaning ascribed to it in the recitals of the Agreement.

"Disbursement Account" has the meaning ascribed to it in **Section 1.1(e)**.

"Disclosure Schedules" means the Schedules prepared by Credit Parties and denominated as **Schedules 1.1(b)** through **5.18** in the index to the Agreement, as such Schedules may be amended, restated, modified or supplemented from time to time by Borrower Representative as permitted by **Section 2.12**.

"Documents" means any "document," as such term is defined in the Code, including electronic documents, now owned or hereafter acquired by any Credit Party, wherever located.

"Dollars" or "$" means lawful currency of the United States of America.

"Dollar Equivalent" means, on any date of determination, with respect to any amount expressed in C$, the amount of Dollars that may be purchased with such amount of C$ at the C$ Exchange Rate on such date.

"Domestic Subsidiary" means a Subsidiary of a Borrower (other than a Subsidiary that is a Borrower) that is incorporated under the laws of a state of the United States or the District of Columbia.

"Early Termination Fee" has the meaning ascribed to it in **Section 1.3(e)**.

"EBITDA" means, with respect to any fiscal period, the sum of (i) Consolidated Adjusted Net Earnings From Operations for such fiscal period, plus without duplication (ii) interest, taxes, depreciation, amortization, and non-cash stock option compensation expenses of Borrowers and their respective Subsidiaries for such fiscal period which were subtracted from earnings in calculating Consolidated Adjusted Net Earnings From Operations for such fiscal period, plus (iii) any loss or expense arising from extraordinary or non-recurring items or events that was included as a deduction in calculating Consolidated Adjusted Net Earnings From Operations for such period, specifically including restructuring fees, such as professional fees, incurred in connection with the Chapter 11 Cases.

"Eligible Accounts" has the meaning ascribed to it in **Section 1.7**.

"Eligible Inventory" has the meaning ascribed to it in **Section 1.8**.

"Environmental Laws" means all applicable federal, state, local and foreign laws, statutes, ordinances, codes, rules and regulations, now or hereafter in effect, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree, order or judgment, imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Environmental Laws include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ .9601 et seq.) ("CERCLA"); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.); and the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.), and any and all regulations promulgated thereunder, and all analogous state, local and foreign counterparts or equivalents and any environmentally-related transfer of ownership notification or approval statutes.

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including any arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

"Environmental Permits" means all permits, licenses, authorizations, certificates, approvals or registrations required by any Governmental Authority under any Environmental Laws.

"Equipment" means all "equipment," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located and, in any event, including all such Credit Party's machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefor, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" means, with respect to any Credit Party, any trade or business (whether or not incorporated) that, together with such Credit Party, is treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the IRC.

"ERISA Event" means, with respect to any Credit Party or any ERISA Affiliate: (a) any event described in Section 4043(c) of ERISA with respect to a Title IV Plan (other than an event with respect to which the reporting requirement has been waived); (b) the withdrawal of any Credit Party or ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from any Multiemployer Plan; (d) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (e) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (f) the failure by any Credit Party or ERISA Affiliate to make when due required contributions to a Multiemployer Plan or Title IV Plan unless such failure is cured within 30 days; (g) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of liability under Section 4069 or 4212(c) of ERISA; (h) the termination of a Multiemployer Plan under Section 4041A of ERISA or the reorganization or insolvency of a Multiemployer Plan under Section 4241 or 4245 of ERISA; or (i) the loss of a Qualified Plan's qualification or tax exempt status; or (j) the termination of a Title IV Plan described in Section 4064 of ERISA.

"Event of Default" has the meaning ascribed to it in **Section 6.1**.

"Excess Amount" has the meaning ascribed to it i4 **Section 1.1(b)(ii)**.

"Existing Letters of Credit" has the meaning ascribed to it in **Section 1.1(d)(iv)**.

"Fair Labor Standards Act" means the Fair Labor Standards Act, 29 U.S.C. §§ 201 et seq.

"Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

"Fees" means any and all fees payable to Agent or any Lender pursuant to the Agreement or any of the other Loan Documents.

"Final Order" means, collectively, the order of the Bankruptcy Court entered in the Chapter 11 Cases after a final hearing under Bankruptcy Rule 4001(c)(2) or such other procedure as approved by the Bankruptcy Court, which order shall (i) be satisfactory in form and substance to Agent and Lenders, (ii) from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal or motion to reconsider has been dismissed or denied (unless Agent and the Lenders waive such requirement), (iii) grant Agent Liens on the Collateral for the benefit of Lenders and administrative claims under Sections 364(c)(1) and 364(d) of the Bankruptcy Code in respect of the Obligations subject and subordinate only to (A) the Carve Out Expenses up to the Carve Out Amount and (B) pre-Petition Date Liens, if any, to which Agent's Liens on the Collateral for the benefit of Lenders shall be subordinate, which Liens shall be set forth on a schedule annexed to, and incorporated in, such order, which schedule shall itself be in form and substance satisfactory to Agent and Lenders, and (iv) granting Agent administrative claims with priority over any claims arising under Section 506(c) of the Bankruptcy Code senior to all claims and interests other than the Carve Out Expenses up to the Carve Out Amount, together with all extensions, modifications and amendments of such order.

"Financial Statements" means the consolidated and consolidating income statements, statements of cash flows and balance sheets of Holdings and its Subsidiaries delivered in accordance with **Section 4.9**.

"Fiscal Month" means any of the monthly accounting periods of Holdings.

"Fiscal Quarter" means any of the quarterly accounting periods of Holdings, ending on June 30, September 30, December 31 and March 31 of each year.

"Fiscal Year" means any of the annual accounting periods of Holdings ending June 30 of each year.

"Fixed Collateral" means substantially all of the Debtors' assets (and OSI's capital stock) other than accounts receivable, inventory, deposit accounts, certain books and records and certain licenses.

"Fixtures" means all "fixtures" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party.

"Foreign Lender" has the meaning ascribed to it in **Section 1.11(c)**.

"Funding Date" has the meaning ascribed to it in **Section 7.2**.

"GAAP" means generally accepted accounting principles in the United States of America, consistently applied.

"General Intangibles" means "general intangibles," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including all right, title and interest that such Credit Party may now or hereafter have in or under any Contractual Obligation, all payment intangibles, customer lists, Licenses, Copyrights, Trademarks, Patents, and all applications therefor and reissues, extensions or renewals thereof, rights in Intellectual Property, interests in partnerships, joint ventures and other business associations, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions (whether or not patented or patentable), technical information, procedures, designs, knowledge, know-how, software, data bases, data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill (including the goodwill associated with any Trademark or Trademark License), all rights and claims in or under insurance policies (including insurance for fire, damage, loss and casualty, whether covering personal property, real property, tangible rights or intangible rights, all liability, life, key man and business interruption insurance, and all unearned premiums), uncertificated securities, chooses in action, deposit, checking and other bank accounts, rights to receive tax refunds and other payments, rights to receive dividends, distributions, cash, Instruments and other property in respect of or in exchange for pledged Stock and Investment Property, rights of indemnification, all books and records, correspondence, credit files, invoices and other papers, including all tapes, cards, computer runs and other papers and documents in the possession or under the control of such Credit Party or any computer bureau or service company from time to time acting for such Credit Party.

"Goods" means any "goods," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, including embedded software to the extent included in "goods" as defined in the

Code, manufactured homes, standing timber that is cut and removed for sale and unborn young of animals.

"Governmental Authority" means any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guaranteed Indebtedness" means, as to any Person, any obligation of such Person guaranteeing, providing comfort or otherwise supporting any Indebtedness, lease, dividend, or other obligation ("primary obligation") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such Person to (a) purchase or repurchase any such primary obligation, (b) advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor, (c) purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, (d) protect the beneficiary of such arrangement from loss (other than product warranties given in the ordinary course of business) or (e) indemnify the owner of such primary obligation against loss in respect thereof. The amount of any Guaranteed Indebtedness at any time shall be deemed to be an amount equal to the lesser at such time of (x) the stated or determinable amount of the primary obligation in respect of which such Guaranteed Indebtedness is incurred and (y) the maximum amount for which such Person may be liable pursuant to the terms of the instrument embodying such Guaranteed Indebtedness, or, if not stated or determinable, the maximum reasonably anticipated liability (assuming full performance) in respect thereof.

"Guaranty" means the guaranty executed by each Guarantor in favor of Agent and Lenders in respect of the Obligations.

"Guarantor Payment" has the meaning ascribed to it on **Section 10.7**.

"Guarantors" means each Domestic Subsidiary of each Borrower that is not a Borrower under this Agreement, and each other Person, if any, that executes a guaranty or other similar agreement in favor of Agent, for itself and the ratable benefit of Lenders, in connection with the transactions contemplated by the Agreement and the other Loan Documents.

"Hazardous Material" means any substance, material or waste that is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance that is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any Environmental Laws, or (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

"Holdings" has the meaning ascribed thereto in the preamble to the Agreement.

"Indebtedness" means, with respect to any Person, without duplication (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property payment for which is deferred six (6) months or more, but excluding obligations to trade creditors incurred in the ordinary course of business that are unsecured and not overdue by more than six (6) months unless being contested in good faith, (b) all reimbursement and other obligations with respect to letters of credit, bankers' acceptances and surety bonds, whether or not matured, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations and the present value (discounted at the Index Rate as in effect on the Closing Date) of future rental payments under all synthetic leases, (f) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured, (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured, (h) all Indebtedness referred to above secured by (or for which the holder of such

Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (i) "earnouts" and similar payment obligations, and (j) the Obligations.

"Indemnitees" has the meaning ascribed to it in **Section 9.1**.

"Index Rate" means, for any day, a floating rate equal to the rate of interest per annum announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its principal office in the City of New York. Such rate is not intended to be the lowest rate charged by JPMorgan Chase Bank to its customers.

"Index Rate Loan" means a Loan or portion thereof bearing interest by reference to the Index Rate.

"Initial Term Lender" means CITBC in its capacity as the initial Term Lender hereunder.

"Instruments" means all "instruments," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, and, in any event, including all certificated securities, all certificates of deposit, and all promissory notes and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

"Intellectual Property" means any and all Licenses, Patents, Copyrights, Trademarks, and the goodwill associated with such Trademarks.

"Intercompany Debt" has the meaning ascribed to it in **Section 9.21**.

"Interest Payment Date" means (a) as to any Index Rate Loan, the first Business Day of each month to occur while such Loan is outstanding, and (b) as to any LIBOR Loan, the last day of the applicable LIBOR Period; provided, that in the case of any LIBOR Period greater than three months in duration, interest shall be payable at three month intervals and on the last day of such LIBOR Period; and provided further that, in addition to the foregoing, each of (x) the date upon which all of the Commitments have been terminated and the Loans have been paid in full and (y) the Commitment Termination Date shall be deemed to be an "Interest Payment Date" with respect to any interest that has then accrued under the Agreement.

"Interim Order" means, collectively, the order of the Bankruptcy Court entered in the Chapter 11 Cases after an interim hearing (assuming satisfaction of the standards prescribed in Section 364 of the Bankruptcy Code and Bankruptcy Rule 4001 and other applicable law), together with all extensions, modifications and amendments thereto, in form and substance satisfactory to the Agent, which, among other matters but not by way of limitation, authorizes, on an interim basis, the Borrowers to execute and perform under this Agreement and the other Loan Documents.

"Inventory" means any "inventory," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, including inventory, merchandise, goods and other personal property that are held by or on behalf of any Credit Party for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, supplies or materials of any kind, nature or description used or consumed or to be used or consumed in such Credit Party's business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies and embedded software.

"Investment" means (i) any direct or indirect purchase or other acquisition by Borrowers or any of their Subsidiaries of any Stock, or other ownership interest in, any other Person, and (ii) any direct or indirect loan, advance or capital contribution by Borrowers or any of their Subsidiaries to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business.

"Investment Property" means all "investment property," as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, wherever located, including: (i) all securities, whether certificated or uncertificated, including stocks, bonds, interests in limited liability companies, partnership interests, treasuries, certificates of deposit, and mutual fund shares; (ii) all securities entitlements of any Credit Party, including the rights of such Credit Party to any securities account and the financial assets held by a securities intermediary in such securities account and any free credit balance or other money owing by any securities intermediary with respect to that account; (iii) all securities accounts of any Credit Party; (iv) all commodity contracts of any Credit Party; and (v) all commodity accounts held by any Credit Party.

"IRC" means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder.

"IRS" means the Internal Revenue Service.

"L/C Issuer" means CITBC or a Subsidiary thereof or a bank or other legally authorized Person selected by or acceptable to Agent in its sole discretion, in such Person's capacity as an issuer of Letters of Credit hereunder.

"L/C Sublimit" has the meaning ascribed to it in **Section 1.1(d)**.

"Lenders" means Revolving Lender and Term Lenders named on the signature pages of the Agreement, and, if any such Lender shall decide to assign all or any portion of the Obligations, such term shall include any assignee of such Lender.

"Letters of Credit" means documentary or standby letters of credit issued for the account of Borrowers by L/C Issuers, and bankers' acceptances issued by Borrowers, for which Agent and Lenders have incurred Letter of Credit Obligations.

"Letter of Credit Fee" has the meaning ascribed to it in **Section 1.3(d)**.

"Letter of Credit Obligations" means all outstanding obligations incurred by Agent and Lenders at the request of Borrower Representative, whether direct or indirect, contingent or otherwise, due or not due, in connection with the issuance of any Letters of Credit by any L/C Issuer or the purchase of a participation as set forth in **Section 1.1(d)** with respect to any Letter of Credit. The amount of such Letter of Credit Obligations shall equal the maximum amount that may be payable by Agent and Lenders thereupon or pursuant thereto.

"LIBOR Business Day" means a Business Day on which banks in the City of London are generally open for interbank or foreign exchange transactions.

"LIBOR Election Fee" has the meaning ascribed to it in **Section 1.2(c)**.

"LIBOR Loans" means a Revolving Loan or any portion thereof bearing interest by reference to the LIBOR Rate.

"LIBOR Period" means, with respect to any LIBOR Loan, each period commencing on a LIBOR Business Day selected by Borrower Representative pursuant to the Agreement and ending one, two, three or six months thereafter, as selected by Borrower Representative's irrevocable notice to Agent as set forth in **Section 1.2(e)**; provided, that the foregoing provision relating to LIBOR Periods is subject to the following:

(a)   if any LIBOR Period would otherwise end on a day that is not a LIBOR Business Day, such LIBOR Period shall be extended to the next succeeding LIBOR Business Day unless the result of such extension would be to carry such LIBOR Period into another calendar month in which event such LIBOR Period shall end on the immediately preceding LIBOR Business Day;

(b)   any LIBOR Period that would otherwise extend beyond the date set forth in clause (a) of the definition of "Commitment Termination Date" shall end two (2) LIBOR Business Days prior to such date;

(c)   any LIBOR Period that begins on the last LIBOR Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such LIBOR Period) shall end on the last LIBOR Business Day of a calendar month;

(d)   Borrower Representative shall select LIBOR Periods so as not to require a payment or prepayment of any LIBOR Loan during a LIBOR Period for such Loan; and

(e)   There shall be no more than three (3) separate LIBOR Loans in existence at any one time.

"LIBOR Rate" means, as of any date, for each LIBOR Period, one (1), two (2), three (3) or six (6) month reserve-adjusted London Interbank Offered Rate for Dollar deposits as of such date (a) as quoted by JPMorgan Chase Bank, or (b) as published under "Money Rates" in the New York City edition of the Wall Street Journal or, if there is no such publication or statement therein as to the Lender Interbank Offered Rate, then in any publication used in the New York City financial community, or (c) as determined by Agent based upon information presented on Telerate Systems at Page 3750 as of 11:00 a.m. (London Time). LIBOR shall be adjusted automatically (i) at the beginning of the applicable LIBOR Period, or (ii) on the first day of any LIBOR Period following the conversion or continuation of such LIBOR Advance.

"License" means any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by any Credit Party.

"Lien" means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Code or comparable law of any jurisdiction).

"Litigation" has the meaning ascribed to it in **Section 4.9(i)**.

"Loan Account" as the meaning ascribed to it in **Section 1.9**.

"Loan Documents" means the Agreement, the Notes, the Collateral Documents, and all other agreements, instruments, documents and certificates identified in the Closing Checklist executed and delivered to, or in favor of, Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party, or any employee of any Credit Party, and delivered to Agent or any Lender in connection with the Agreement or the transactions contemplated thereby. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

"Loans" means the Revolving Loans and the Term Loans.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of the Borrowers and their Subsidiaries considered as a whole, (b) any Borrower's ability to pay any of the Loans or any of the other Obligations in accordance with the terms of the Agreement, (c) the Collateral or Agent's Liens, on behalf of itself and Lenders, on the Collateral or the priority of such Liens, or (d) Agent's or any Lender's rights and remedies under the Agreement and the other Loan Documents.

"Material Intellectual Property" means Intellectual Property owned by or licensed to a Loan Party and material to the conduct of any Credit Party's business.

"Maximum Amount" means, as of any date of determination, an amount equal to the Revolving Loan Commitment of Revolving Lender as of that date.

"Maximum Lawful Rate" has the meaning ascribed to it in **Section 1.2(f)**.

"Minimum Availability Reserve" means a reserve against Borrowing Availability in the amount of $2,500,000.

"Moody's" means Moody's Investor's Service, Inc.

"Mortgages" means each of the mortgages, deeds of trust, leasehold mortgages, leasehold deeds of trust, collateral assignments of leases or other real estate security documents delivered by any Credit Party to Agent on behalf of itself and Lenders with respect to the Real Estate, in each case as amended, modified or supplemented from time to time.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA, and to which any Credit Party or ERISA Affiliate is making or is obligated to make contributions on behalf of participants who are or were employed by any of them or with respect to which it has any liability.

"Net Orderly Liquidation Value" shall mean, at any time, as to any Eligible Inventory, the net orderly liquidation value determined most recently at or prior to such time in writing by an independent appraiser mutually agreed upon by Agent and the Credit Parties, each such determination to be made using the same basis and or approach to valuation consistent with the approach used in the initial determination and calculating the orderly liquidation value net of liquidation costs.

"Net Proceeds" means the aggregate cash proceeds received by the Credit Parties or any of their respective Subsidiaries in respect of any Asset Disposition (including, without limitation, insurance proceeds, awards of condemnation and any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Disposition), net of the direct costs relating to such Asset Disposition (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), the amounts required to be applied to the payment of Indebtedness secured by a Lien on the asset or assets that were the subject of the Asset Disposition, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Consenting Lender" has the meaning ascribed to it in **Section 9.19(c)**.

"Non-Funding Lender" has the meaning ascribed to it in **Section 8.5(a)**.

"Notes" means the Revolving Note and the Term Note.

"Notice of Conversion/Continuation" has the meaning ascribed to it in **Section 1.2(e)**.

"Notice of Revolving Credit Advance" has the meaning ascribed to it in **Section 1.1(a)**.

"Obligations" means all loans, advances, debts, liabilities and obligations, for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are liquidated or determinable), including obligations pursuant to Letter of Credit Obligations, owing by any Credit Party to Agent or any Lender, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising under the Agreement or any of the other Loan Documents. This term includes all principal, interest (including all interest that accrues after the commencement of any case or proceeding by or against any Credit Party in bankruptcy, whether or not allowed in such case or proceeding), Fees, Charges, expenses, attorneys' fees and any other sum chargeable to any Credit Party under the Agreement or any of the other Loan Documents.

"Other Lender" has the meaning ascribed to it in **Section 8.5(d)**.

"Overadvance" has the meaning ascribed to it in **Section 1.5(b)**.

"Patent License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right with respect to any invention on which a Patent is in existence.

"Patent Security Agreements" means the Patent Security Agreements made in favor of Agent, on behalf of itself and Lenders, by each applicable Credit Party, in each case, as amended, modified or supplemented from time to time.

"Patents" means all of the following in which any Credit Party now holds or hereafter acquires any interest: (a) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or of any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State or any other country, and (b) all reissues, continuations, continuations-in-part or extensions thereof.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means a Plan described in Section 3(2) of ERISA.

"Permitted Encumbrances" means the following encumbrances arising on or after the Petition Date: (a) Liens for taxes or assessments or other governmental Charges not yet due and payable; (b) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Credit Party is a party as lessee made in the ordinary course of business; (c) inchoate and unperfected workers', mechanics' or similar liens arising in the ordinary course of business, so long as such Liens attach only to Equipment, Fixtures and/or Real Estate; (d) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business; (e) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Credit Party is a party; (f) any attachment or judgment lien not constituting an Event of Default under **Section 6.1**; (g) zoning restrictions, easements, licenses, or other restrictions on the use of any Real Estate or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such Real Estate; (h) presently existing or hereafter created Liens in favor of Agent, on behalf of Lenders; (i) Liens securing Indebtedness permitted by **Section 3.1(c)**, provided that the Liens attach only to the assets financed by such Indebtedness; (j) Liens of landlords or mortgages arising by operation of law or pursuant to the terms of real property leases, provided, that the mortgage or rental payments secured thereby are not yet overdue, and the applicable mortgage or lease is not otherwise in default in a manner which could permit the applicable mortgagee or lessee to take enforcement action with respect to such Liens; and (k) Liens granted pursuant to the Adequate Protection Stipulation.

"Permitted Overadvance" has the meaning ascribed to it in **Section 1.1(c)**.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

"Petition Date" has the meaning ascribed to it in the recitals of the Agreement.

"Plan" means, at any time, an "employee benefit plan," as defined in Section 3(3) of ERISA, that any Credit Party maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any Credit Party.

"Post-Petition Date Contingent Obligations" means, as applied to any Person, an direct or indirect liability of that Person arising or incurred on or subsequent to the Petition Date: (i) with respect to Guaranteed Indebtedness and with respect to any Indebtedness, lease, dividend or other obligation of another Person if the purpose or intent of the Person incurring such liability, or the effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (iii) under any foreign exchange contract, currency swap agreement, interest rate swap agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, (iv) any agreement, contract or transaction involving commodity options or future contracts, (v) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement, or (vi) pursuant to any agreement to purchase, repurchase or otherwise acquire any obligation or any property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another. The amount of any Post-Petition Date Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if not a fixed and determined amount, the maximum amount so guaranteed.

"Post-Petition Date Indebtedness" means, with respect to any Person, without duplication, Indebtedness arising or incurred on or after the Petition Date.

"Prior Agent" has the meaning ascribed to it in **Section 1.12**.

"Prior Lender" means the holder of the Prior Lender Obligations.

"Prior Lender Obligations" means the obligations (other than any contingent indemnification obligations for which no claim has been asserted) under the Credit Agreement dated as of September 29, 2003, by and among OSI, OSF, OSV, Holdings, the other persons designated as "Credit Parties" on the signature pages thereof, General Electric Capital Corporation, as agent, letter of credit issuer, and a lender, and the financial institutions party thereto from time to time as lenders.

"Pro Rata Share" means with respect to all matters relating to any Lender (a) with respect to the Loans prior to the Commitment Termination Date, the percentage obtained by dividing (i) the Commitment of that Lender by (ii) the aggregate Commitments of all Lenders, and (b) with respect to all Loans on and after the Commitment Termination Date, the percentage obtained by dividing (i) the aggregate outstanding principal balance of the Loans held by that Lender, by (ii) the outstanding principal balance of the Loans held by all Lenders, as such percentages may be adjusted by assignments pursuant to **Section 8.1**.

"Professionals" has the meaning ascribed to it in **Section 1.14(c)**.

"Projections" means Holdings' forecasted consolidated and consolidating (except with respect to the following clauses (a) and (c)): (a) balance sheets; (b) profit and loss statements; (c) cash flow statements; and (d) capitalization statements, all prepared on a Subsidiary by Subsidiary or division-by-division basis, if applicable, and otherwise consistent with the historical Financial Statements of Holdings, together with appropriate supporting details and a statement of underlying assumptions.

"Proposed Change" has the meaning ascribed to it in **Section 9.19(c)**.

"Purchase Closing Date" has the meaning ascribed to it in **Section 9.14**.

"Purchase Notice" has the meaning ascribed to it in **Section 9.14**.

"Qualified Assignee" means (a) any Lender, any Affiliate of any Lender and, with respect to any Lender that is an investment fund that invests in commercial loans, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor, and (b) any commercial bank, savings and loan association or savings bank or any other entity which is an "accredited investor" (as defined in Regulation D under the Securities Act of 1933) which extends credit or buys loans as one of its businesses, including insurance companies, mutual funds, lease financing companies and commercial finance companies, in each case, which has a rating of BBB or higher from S&P and a rating of B2 or higher from Moody's at the date that it becomes a Lender and which, through its applicable lending office, is capable of lending to Borrowers without the imposition of any withholding or similar taxes.

"Qualified Plan" means a Pension Plan that is intended to be tax-qualified under Section 401(a) of the IRC.

"Real Estate" has the meaning ascribed to it in **Section 5.12**.

"Reclamation Reserve" means a reserve against Borrowing Availability in such amount as the Agent shall from time to time estimate to be the aggregate amount of reclamation claims falling within the description of certain reclamation claims described in Paragraph 21 of the Interim Order.

"Refinancing" means the repayment in full by Borrowers of the Prior Lender Obligations on the Closing Date.

"Release" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

"Replacement Lender" has the meaning ascribed to it in **Section 9.19(a)**.

"Requisite Lenders" means Lenders having (a) more than 50% of the aggregate Revolving Loan Commitments and Term Loan Commitments, or (b) if the Revolving Commitments have been terminated, more than 50% of the aggregate outstanding amount of the Loans.

"Reserves" means, with respect to the Borrowing Base, such reserves against Borrowing Availability as Agent may, in the exercise of its reasonable credit judgment, establish from time to time in amounts and for reasons consistent with market-based norms for similar asset-based revolving credit facilities (including, but not limited to, a reserve for accrued rebates in favor of Account Debtors), plus, in lieu of a minimum availability covenant, the Minimum Availability Reserve, plus the Carve Out Amount, plus the Reclamation Reserve.

"Responsible Officer" of a Borrower means the chief executive officer, president or chief financial officer of such Borrower.

"Restricted Payment" means, with respect to any Credit Party (a) the declaration or payment of any dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets in respect of Stock; (b) any payment on account of the purchase, redemption, defeasance, sinking fund or other retirement of such Credit Party's Stock or any other payment or distribution made in respect thereof, either directly or indirectly; (c) any payment or prepayment of principal of, premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any Subordinated Debt; (d) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire Stock of such Credit Party now or hereafter outstanding; (e) any payment of a claim for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale of, any shares of such Credit Party's Stock or of a claim for reimbursement, indemnification or contribution arising out of or related to any such claim for damages or rescission; (f) any payment, loan, contribution, or other transfer of funds or other property to any Stockholder of such Credit Party other than payment of compensation in the ordinary course of business to Stockholders who are employees of such Credit Party; and (g) any payment of management fees (or other fees of a similar nature) or out-of-pocket expenses in connection therewith by such Credit Party to any Stockholder of such Credit Party or its Affiliates.

"Retiree Welfare Plan" means, at any time, a Welfare Plan that provides for continuing coverage or benefits for any participant or any beneficiary of a participant after such participant's termination of employment, other than continuation coverage provided pursuant to Section 4980B of the IRC or Part 6 of Subtitle B of Title I of ERISA or similar state law and at the sole expense of the participant or the beneficiary of the participant.

"Revolver Purchase" has the meaning ascribed to it in **Section 9.14**.

"Revolving Credit Advance" has the meaning ascribed to it in **Section 1.1(a)**.

"Revolving Credit Line Amount" has the meaning ascribed to it in **Section 1.1(a)**.

"Revolving Lender" means the Lender having the Revolving Loan Commitment.

"Revolving Line of Credit" has the meaning ascribed to it in the recitals of the Agreement.

"Revolving Loan(s)" means, at any time, the sum of (i) the aggregate amount of Revolving Credit Advances outstanding to Borrowers plus (ii) the aggregate Letter of Credit Obligations incurred on behalf of Borrowers. Unless the context otherwise requires, references to the outstanding principal balance of the Revolving Loan shall include the outstanding balance of Letter of Credit Obligations.

"Revolving Loan Commitment" means the commitment of Revolving Lender to make Revolving Credit Advances or incur Letter of Credit Obligations, which commitment shall be thirty million dollars ($30,000,000) on the Closing Date, as such amount may be adjusted, if at all, from time to time in accordance with the Agreement.

"Revolving Note" has the meaning ascribed to it in **Section 1.1(a)**.

"S&P" means Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.

"Security Agreement" means the Security Agreement of even date herewith entered into by and among Agent, on behalf of itself and Lenders, and each Credit Party that is a signatory thereto, together with each other security agreement entered into by any Credit Party in favor of Agent, in each case, as amended, modified and supplemented from time to time.

"Settlement Date" has the meaning ascribed to it in **Section 8.5(a)(ii)**.

"Shortfall Amount" has the meaning ascribed to it in **Section 1.1(b)(i)**.

"Software" means all "software" as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, other than software embedded in any category of Goods, including all computer programs and all supporting information provided in connection with a transaction related to any program.

"Solvent" means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including subordinated and contingent liabilities, of such Person; (b) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts and liabilities, including subordinated and contingent liabilities as they become absolute and matured; (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (d) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person's property would constitute an unreasonably small capital. The amount of contingent liabilities (such as Litigation, guaranties and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can be reasonably be expected to become an actual or matured liability.

"Specified Accounts" means any and all Accounts of Office Max, Staples, Lowes and Office Depot.

"Statement" has the meaning ascribed to it in **Section 4.9(b)**.

"Stock" means all shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common stock, preferred stock or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934).

"Stockholder" means, with respect to any Person, each holder of Stock of such Person.

"Subordinated Debt" means the Indebtedness of any Credit Party subordinated to the Obligations in a manner and form satisfactory to Agent in its sole discretion, as to right and time of payment and as to any other rights and remedies thereunder.

"Subsidiary" means, with respect to any Person, (a) any corporation of which an aggregate of more than 50% of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (b) any partnership or limited liability company in which such Person and/or one or more Subsidiaries of such Person shall have an interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or may exercise the powers of a general partner. Unless the context otherwise requires, each reference to a Subsidiary shall be a reference to a Subsidiary of Holdings.

"Term Lenders" means those Lenders having a Term Loan Commitment.

"Term Loan(s)" means, at any time, the sum of the aggregate amount of Term Loan Advances outstanding to Borrowers.

"Term Loan Advance" has the meaning ascribed to it in **Section 1.1(b)**.

"Term Loan Amount" has the meaning ascribed to it in **Section 1.1(b)**.

"Term Loan Commitment" means the commitment of the Term Loan Lenders to make Term Loan Advances, which aggregate commitment shall be five million dollars ($5,000,000) on the Closing Date, as such amount may be adjusted, if at all, from time to time in accordance with the Agreement.

"Term Loan Facility" has the meaning ascribed to it in the recitals of the Agreement.

"Term Notes" has the meaning ascribed to it in **Section 1.1(b)**.

"Termination Date" means the date on which (a) the Loans have been indefeasibly repaid in full, (b) all other Obligations (other than contingent indemnification obligations for which no claims have been asserted) under the Agreement and the other Loan Documents have been completely discharged, (c) all Letter of Credit Obligations have been cash collateralized in the amount set forth in **Section 1.5(g)**, cancelled or backed by standby letters of credit reasonably acceptable to Agent and (d) no Borrower shall have any further right to borrow any monies under the Agreement.

"Title IV Plan" means "an employee pension benefit plan" as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), that is covered by Title IV of ERISA, and that at any relevant time any Credit Party or ERISA Affiliate maintains, contributes to or has an obligation to contribute to on behalf of participants who are or were employed by any of them.

"Total Eligible Inventory" has the meaning ascribed to it in **Schedule 1** to **Exhibit 4.9(d)(i)**.

"Trademark Security Agreements" means the Trademark Security Agreements made in favor of Agent, on behalf of itself and Lenders, by each applicable Credit Party, in each case, as amended, modified or supplemented from time to time.

"Trademark License" means rights under any written agreement now owned or hereafter acquired by any Credit Party granting any right to use any Trademark.

"Trademarks" means all of the following now owned or hereafter adopted or acquired by any Credit Party:

(a) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, internet domain names, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature (whether registered or unregistered), all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state or territory thereof, or any other country or any political subdivision thereof; (b) all reissues, extensions or renewals thereof; and (c) all goodwill associated with or symbolized by any of the foregoing.

"Transaction" has the meaning ascribed to it in **Section 9.13**.

"Triggering Event" shall mean and refer to the occurrence of any or all of the following events or occurrences:

(a) The Agent shall have accelerated the Obligations after the occurrence of an Event of Default;

(b) Any of the Obligations in respect of the Term Loans shall not be paid in full when   due and owing; or

(c) The Requisite Lenders or the Agent on behalf of the Requisite Lenders shall have exercised one or more remedies or commenced any enforcement action under the Loan Documents after the occurrence of an Event of Default.

"Unfunded Pension Liability" means, at any time, the aggregate amount, if any, of the sum of the amount by which the present value of all accrued benefits under each Title IV Plan exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits, all determined as of the most recent valuation date for each such Title IV Plan using the actuarial assumptions for funding purposes in effect under such Title IV Plan.

"Welfare Plan" means a Plan described in Section 3(1) of ERISA.

Rules of construction with respect to accounting terms used in the Agreement or the other Loan Documents shall be as set forth or referred to in this **Annex A**. All other undefined terms contained in any of the Loan Documents shall, unless the context indicates otherwise, have the meanings provided for by the Code to the extent the same are used or defined therein; in the event that any term is defined differently in different Articles or Divisions of the Code, the definition contained in Article or Division 9 shall control. Unless otherwise specified, references in the Agreement or any of the Appendices to a Section, subsection or clause refer to such Section, subsection or clause as contained in the Agreement. The words "herein," "hereof" and "hereunder" and other words of similar import refer to the Agreement as a whole, including all Annexes, Exhibits and Schedules, as the same may from time to time be amended, restated, modified or supplemented, and not to any particular section, subsection or clause contained in the Agreement or any such Annex, Exhibit or Schedule.

Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders. The words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; the word "or" is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such

Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations. Whenever any provision in any Loan Document refers to the knowledge (or an analogous phrase) of any Credit Party, such words are intended to signify that such Credit Party has actual knowledge or awareness of a particular fact or circumstance or that such Credit Party, if it had exercised reasonable diligence, would have known or been aware of such fact or circumstance.

ANNEX B
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POST-PETITION CREDIT AND SECURITY AGREEMENT

CLOSING CHECKLIST

The closing of the DIP Financing Facility is subject, in addition to satisfaction of each of the conditions set forth elsewhere herein, satisfaction of the following conditions:

(a) Borrowers shall, on a pro forma basis, have minimum Borrowing Availability under the Revolving Line of Credit at closing of at least $4,500,000, treating, for this purpose, all unrestricted cash equivalents and cash on hand of Borrowers as of the Closing Date as creating Borrowing Availability under the Revolving Line of Credit;

(b) Borrowers shall execute and deliver appropriate legal documentation which must be satisfactory in form and substance to Borrowers, Agent, Lenders and their respective counsel, and which must include, without limitation, the Interim Order (in form and substance acceptable to Agent and its counsel, including without limitation provisions establishing the first-priority lien and the super-priority status of the administrative expense claim granted to Agent, on behalf of Lenders) entered not later than five (5) days after the Petition Date, and permitting (i) the satisfaction of the Prior Lender Obligations with an advance under the Revolving Line of Credit simultaneously with the closing of the DIP Financing Facility and (ii) the Existing Letters of Credit, and all related obligations, to be deemed obligations under, and to be collateralized and secured by, the Revolving Line of Credit;

(c) All of the “first day orders” entered on or after the Petition Date shall be reasonably satisfactory in form and substance to Agent;

(d) Agent shall have received a financing commitment from one or more entities in respect of the Term Loan in form and substance consistent with the terms and conditions of the Agreement, and otherwise acceptable to Agent in its sole discretion;

(e) The absence of any material adverse change in the financial condition, business, prospects, profitability, assets or operations of Borrowers;

(f) Agent’s reasonable satisfaction with all insurance coverage of Borrowers, and Agent shall have been named as additional insured and as loss payee (as its interests may appear) in respect of such insurance coverage; and

(g) Agreements with, or Bankruptcy Court orders in respect of, in either case reasonably acceptable to Agent and its counsel, persons and entities that are in possession or control of any Collateral under the DIP Financing Facility.

EXHIBIT 1.1(a)(i)
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POST-PETITION CREDIT AND SECURITY AGREEMENT

FORM OF REVOLVING NOTE
(Multi-Borrower)

Atlanta, Georgia
$30,000,000.00

FOR VALUE RECEIVED, each of the undersigned (each individually a "Borrower" and collectively, the "Borrowers"), jointly and severally, HEREBY PROMISES TO PAY to the order of THE CIT GROUP/BUSINESS CREDIT, INC., a New York corporation ("Lender"), at the offices of THE CIT GROUP/BUSINESS CREDIT, INC., a New York corporation, as Agent for Lenders ("Agent"), at its address at 900 Ashwood Parkway, Suite 610, Atlanta, Georgia, or at such other place as Agent may designate from time to time in writing, in lawful money of the United States of America and in immediately available funds, the amount of THIRTY MILLION DOLLARS AND NO CENTS ($30,000,000.00) or, if less, the aggregate unpaid amount of all Revolving Credit Advances made to the undersigned under the "Credit Agreement" (as hereinafter defined). All capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement or in Annex A thereto.

This Revolving Note is issued pursuant to that certain Post-Petition Credit and Security Agreement, dated as of October 21, 2005, by and among Borrowers, the other Persons named therein as Credit Parties, Agent, Lender and the other Persons signatory thereto from time to time as Term Lenders (including all annexes, exhibits and schedules thereto, and as from time to time amended, restated, supplemented or otherwise modified, the "Credit Agreement"), and is entitled to the benefit and security of the Credit Agreement and all of the other Loan Documents referred to therein. Reference is hereby made to the Credit Agreement for a statement of all of the terms and conditions under which the Loans evidenced hereby are made and are to be repaid. The date and amount of each Revolving Credit Advance made by Lender to Borrowers, the rates of interest applicable thereto and each payment made on account of the principal thereof, shall be recorded by Agent on its books; provided that the failure of Agent to make any such recordation shall not affect the obligations of Borrowers to make a payment when due of any amount owing under the Credit Agreement or this Revolving Note in respect of the Revolving Credit Advances made by Lender to Borrowers.

The principal amount of the indebtedness evidenced hereby shall be payable in the amounts and on the dates specified in the Credit Agreement, the terms of which are hereby incorporated herein by reference. Interest thereon shall be paid until such principal amount is paid in full at such interest rates and at such times, and pursuant to such calculations, as are specified in the Credit Agreement. The terms of the Credit Agreement are hereby incorporated herein by reference.

If any payment on this Revolving Note becomes due and payable on a day other than a Business Day, the payment thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

Upon and after the occurrence of any Event of Default, this Revolving Note may, as provided in the Credit Agreement, and without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other legal requirement of any kind (all of which are hereby expressly waived by Borrowers), be declared, and immediately shall become, due and payable.

Time is of the essence of this Revolving Note.

Except as provided in the Credit Agreement, this Revolving Note may not be assigned by Lender to any Person.

THIS REVOLVING NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

O'SULLIVAN INDUSTRIES, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES - VIRGINIA, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES HOLDINGS, INC.,

By: _____
Name: _____
Title: _____

EXHIBIT 1.1(b)
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POST-PETITION CREDIT AND SECURITY AGREEMENT

FORM OF TERM NOTE
(Multi-Borrower)

New York, New York

$5,000,000.00

FOR VALUE RECEIVED, each of the undersigned (each individually a "Borrower" and collectively, the "Borrowers"), jointly and severally, HEREBY PROMISES TO PAY to the order of _____, a _____ corporation ("Lender"), at the offices of THE CIT GROUP/BUSINESS CREDIT, INC., a New York corporation, as Agent for Lenders ("Agent"), at its address at 900 Ashwood Parkway, Suite 610, Atlanta, Georgia, or at such other place as Agent may designate from time to time in writing, in lawful money of the United States of America and in immediately available funds, the amount of FIVE MILLION DOLLARS AND NO CENTS ($5,000,000.00) or, if less, the aggregate unpaid amount of all Term Loan Advances made to the undersigned under the "Credit Agreement" (as hereinafter defined). All capitalized terms used but not otherwise defined herein have the meanings given to them in the Credit Agreement or in Annex A thereto.

This Term Note is issued pursuant to that certain Post-Petition Credit and Security Agreement, dated as of October 21, 2005, by and among Borrowers, the other Persons named therein as Credit Parties, Agent, Lender and the other Persons signatory thereto from time to time as Term Lenders (including all annexes, exhibits and schedules thereto, and as from time to time amended, restated, supplemented or otherwise modified, the "Credit Agreement"), and is entitled to the benefit and security of the Credit Agreement and all of the other Loan Documents referred to therein. Reference is hereby made to the Credit Agreement for a statement of all of the terms and conditions under which the Loans evidenced hereby are made and are to be repaid. The date and amount of each Term Loan Advance made by Lender to Borrowers, the rates of interest applicable thereto and each payment made on account of the principal thereof, if any, shall be recorded by Agent on its books; provided that the failure of Agent to make any such recordation shall not affect the obligations of Borrowers to make a payment when due of any amount owing under the Credit Agreement or this Term Note in respect of the Term Loan Advances made by Lender to Borrowers.

The principal amount of the indebtedness evidenced hereby shall be payable in the amounts and on the dates specified in the Credit Agreement, the terms of which are hereby incorporated herein by reference. Interest thereon shall be paid until such principal amount is paid in full at such interest rates and at such times, and pursuant to such calculations, as are specified in the Credit Agreement. The terms of the Credit Agreement are hereby incorporated herein by reference.

If any payment on this Term Note becomes due and payable on a day other than a Business Day, the payment thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

Upon and after the occurrence of any Event of Default, this Term Note may, as provided in the Credit Agreement, and without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other legal requirement of any kind (all of which are hereby expressly waived by Borrowers), be declared, and immediately shall become, due and payable.

Time is of the essence of this Term Note.

Except as provided in the Credit Agreement, this Term Note may not be assigned by Lender to any Person.

THIS TERM NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

O'SULLIVAN INDUSTRIES, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN FURNITURE FACTORY OUTLET, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES - VIRGINIA, INC.,

By: _____
Name: _____
Title: _____

O'SULLIVAN INDUSTRIES HOLDINGS, INC.,

By: _____
Name: _____
Title: _____